CONFORMED COPY
                                   Exhibit C.

  ============================================================================


                                    INDENTURE



                                   relating to



                        12.0% CONVERTIBLE NOTES DUE 2012



                                      among



                                   JAZZTEL PLC
                                    as issuer



                                       and



                              THE BANK OF NEW YORK
                                   as trustee



                          Dated as of November 18, 2002


  ============================================================================

      Cross-Reference Sheet Pursuant to the Trust Indenture Act of 1939 1


TIA Section                                                   Indenture Section
-----------                                                   -----------------

310   (a) (1), (a) (2)......................................................8.10
      (a) (3), (a) (4)......................................................N.A.
      (a) (5)...............................................................8.10
      (b)................................................8.03, 8.08, 8.10, 14.02
      (c)...................................................................N.A.
311   (a), (b)..............................................................8.03
      (c)...................................................................N.A.
312   (a)...................................................................2.06
      (b), (c).............................................................14.03
313   (a)...................................................................8.06
      (b) (1)...............................................................N.A.
      (b) (2)...............................................................8.06
      (c)............................................................8.06, 14.02
      (d)...................................................................8.06
314   (a)......................................................4.06, 4.07, 14.02
      (b)...................................................................N.A.
      (c) (1)..................................................2.02, 8.02, 14.04
      (c) (2)........................................................8.02, 14.04
      (c) (3), (d)..........................................................N.A.
      (e)..................................................................14.05
      (f)...................................................................N.A.
315   (a)..........................................................8.02, 8.01(b)
      (b)......................................................8.02, 8.05, 14.02
      (c)..........................................................8.02, 8.01(a)
      (d)..............................................8.02, 2.09, 7.05, 8.05(c)
      (e)...................................................................7.11
316   (a) (last sentence)...................................................2.10
      (a) (1) (A)...........................................................7.05
      (a) (1) (B)...........................................................7.04
      (a) (2)...............................................................N.A.
      (b)................................................7.06, 7.04, 7.07, 10.04
      (c)...................................................................1.01
317   (a) (1)...............................................................7.08
      (a) (2)...............................................................7.09
      (b)...................................................................2.04
318   (a)..................................................................14.01

-------------------
1 This Indenture and the Notes are not subject to the TIA and this cross-reference sheet shall only apply to the extent a TIA exemption is not maintained.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----


                                    ARTICLE I

                   DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01        Definitions................................................1
Section 1.02        Incorporation by Reference of Trust Indenture Act.........22
Section 1.03        Rules of Construction.....................................22


                                   ARTICLE II

                                    THE NOTES

Section 2.01        Form and Dating...........................................23
Section 2.02        Execution and Authentication..............................24
Section 2.03        Registrar and Paying and Conversion Agent.................25
Section 2.04        Holders to Be Treated as Owners; Payments of Interest.....26
Section 2.05        Paying and Conversion Agent to Hold Money in Trust........27
Section 2.06        Noteholder Lists..........................................27
Section 2.07        Transfer and Exchange.....................................27
Section 2.08        Replacement Notes.........................................33
Section 2.09        Outstanding Notes.........................................33
Section 2.10        Treasury Notes............................................34
Section 2.11        Temporary Notes...........................................34
Section 2.12        Cancellation..............................................34
Section 2.13        Defaulted Interest........................................34
Section 2.14        CUSIP Number and ISIN Number..............................35
Section 2.15        Deposit of Moneys.........................................35


                                   ARTICLE III

                                   REDEMPTION

Section 3.01        Election to Redeem; Notices to Trustee....................35
Section 3.02        Holder Election as to Form of Redemption Payment..........35
Section 3.03        Notice of Redemption......................................36
Section 3.04        Effect of Notice of Redemption............................37
Section 3.05        Deposit of Redemption Price...............................37

                                   ARTICLE IV

                                    COVENANTS

Section 4.01        Payment of Notes..........................................37
Section 4.02        Maintenance of Office or Agency...........................39
Section 4.03        Corporate Existence.......................................39
Section 4.04        Payment of Taxes and Other Claims.........................39
Section 4.05        Maintenance of Properties; Insurance; Books and Records;
                      Compliance with Law.....................................39
Section 4.06        Compliance Certificates...................................40
Section 4.07        Reports...................................................40
Section 4.08        Business Combinations.....................................41
Section 4.09        Limitation on Indebtedness................................44
Section 4.10        Limitation on Restricted Payments.........................44
Section 4.11        Limitation on Liens.......................................47
Section 4.12        [Intentionally Omitted]...................................47
Section 4.13        Additional Amounts........................................47


                                    ARTICLE V

                              SUCCESSOR CORPORATION

Section 5.01        Limitation on Merger, Sale or Consolidation...............49
Section 5.02        Successor Corporation Substituted.........................49


                                   ARTICLE VI

                               CONVERSION OF NOTES

Section 6.01        Conversion Right..........................................50
Section 6.02        Conversion Procedures.....................................51
Section 6.03        No Fractional Interests...................................53
Section 6.04        Conversion Price..........................................53
Section 6.05        Adjustment of Conversion Price............................53
Section 6.06        No Continuation of Conversion Right Following Business
                      Combinations............................................60
Section 6.07        Notice of Certain Events..................................60
Section 6.08        Taxes on Conversion.......................................61
Section 6.09        Issuer to Provide Stock...................................61
Section 6.10        Disclaimer of Responsibility for Certain Matters. ........61
Section 6.11        Return of Funds Deposited for Repurchase of Converted
                      Notes...................................................62
Section 6.12        Mandatory Conversion......................................62
Section 6.13        Interest on Conversion....................................62

                                   ARTICLE VII

                              DEFAULT AND REMEDIES

Section 7.01        Events of Default.........................................62
Section 7.02        Acceleration..............................................64
Section 7.03        Other Remedies............................................65
Section 7.04        Waiver of Past Default....................................65
Section 7.05        Control by Majority.......................................66
Section 7.06        Limitation on Suits.......................................66
Section 7.07        Rights of Holders to Receive Payment......................66
Section 7.08        Collection Suit by Trustee................................66
Section 7.09        Trustee May File Proofs of Claim..........................67
Section 7.10        Priorities................................................67
Section 7.11        Undertaking for Costs.....................................67
Section 7.12        Restoration of Rights and Remedies........................68
Section 7.13        Rights and Remedies Cumulative............................68
Section 7.14        Delay or Omission Not Waiver..............................68


                                  ARTICLE VIII

                                     TRUSTEE

Section 8.01        Duties of Trustee.........................................68
Section 8.02        Rights of Trustee.........................................69
Section 8.03        Individual Rights of Trustee..............................70
Section 8.04        Trustee's Disclaimer......................................70
Section 8.05        Notice of Defaults........................................70
Section 8.06        Reports by Trustee to Holders.............................71
Section 8.07        Compensation and Indemnity................................71
Section 8.08        Replacement of Trustee....................................72
Section 8.09        Successor Trustee by Merger, Etc..........................73
Section 8.10        Eligibility; Disqualification.............................73
Section 8.11        Money Held in Trust.......................................73
Section 8.12        Withholding Taxes.........................................73
Section 8.13        Co-Trustees...............................................74


                                   ARTICLE IX

                       DISCHARGE OF INDENTURE; DEFEASANCE

Section 9.01        Termination of Obligations................................75
Section 9.02        Legal Defeasance and Covenant Defeasance..................76
Section 9.03        Application of Trust Money................................79
Section 9.04        Repayment to the Issuer...................................79
Section 9.05        Reinstatement.............................................80

                                    ARTICLE X

                       AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 10.01       Without Consent of Holders................................80
Section 10.02       With Consent of Holders...................................81
Section 10.03       [Intentionally Omitted]...................................81
Section 10.04       Revocation and Effect of Amendments and Consents..........81
Section 10.05       Notation on or Exchange of Notes..........................82
Section 10.06       Trustee to Sign and Notify Noteholders of Amendments, Etc.82


                                   ARTICLE XI

                             [INTENTIONALLY OMITTED]



                                   ARTICLE XII

                             [INTENTIONALLY OMITTED]



                                  ARTICLE XIII

                           MEETINGS OF HOLDERS; VOTES

Section 13.01       Purposes for Which Meetings May Be Called.................83
Section 13.02       Manner of Calling Meetings................................83
Section 13.03       Calling of Meetings by the Issuer or Holders..............84
Section 13.04       Who May Attend and Vote at Meetings.......................84
Section 13.05       Quorum; Action............................................84
Section 13.06       Limits on Voting..........................................84
Section 13.07       Regulations May Be Made by Issuer; Conduct of the Meeting;
                      Voting Rights; Adjournment..............................84
Section 13.08       Voting at the Meeting and Record to Be Kept...............85
Section 13.09       Exercise of Rights of Trustee or Holders May Not Be
                      Hindered or Delayed by Call of Meeting..................85


                                   ARTICLE XIV

                                  MISCELLANEOUS

Section 14.01       Application of Trust Indenture Act........................86
Section 14.02       Notices...................................................86
Section 14.03       Communications by Holders with Other Holders..............87
Section 14.04       Certificate and Opinion of Counsel as to Conditions
                      Precedent...............................................87
Section 14.05       Statements Required in Certificate and Opinion of Counsel.87

Section 14.06       Rules by Trustee, Paying and Conversion Agent, Registrar..87
Section 14.07       Agent for Service; Submission to Jurisdiction; Waiver of
                      Immunities..............................................88
Section 14.08       Legal Holidays............................................88
Section 14.09       Governing Law.............................................88
Section 14.10       No Recourse Against Others................................89
Section 14.11       Successors................................................89
Section 14.12       Duplicate Originals.......................................89
Section 14.13       Separability..............................................89
Section 14.14       Table of Contents, Headings, Etc..........................89
Section 14.15       No Adverse Interpretation of Other Agreements.............89

EXHIBIT A           - Form of Global Note....................................A-1
EXHIBIT B           - Form of Definitive Registered Note.....................B-1
EXHIBIT C           - Form of Certificate of Transfer and Exchange...........C-1
EXHIBIT D           - Form of Conversion and Exchange Notice.................D-1
Schedule A        -   Schedule of Existing Indebtedness

                  INDENTURE dated as of November 18, 2002 (the "Indenture") among Jazztel plc, a public limited company incorporated under the laws of England and Wales, as issuer (the "Issuer" or the "Company") and The Bank of New York, a New York banking corporation, as trustee (the "Trustee").

                  The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance of the 12.0% Convertible Notes due 2012 of the Issuer (the "Initial Notes" and, together with any and all Additional Notes issued in compliance with Section 4.01, the "Notes") to be issued as provided for in this Indenture. The Notes may consist of Global Notes (as defined herein) and Definitive Registered Notes (as defined herein), or any combination thereof, outstanding from time to time.

                  In addition, the Issuer has duly authorized the issuance of its Ordinary Shares (as defined herein) upon conversion of the Notes.

                  All things necessary to make each of this Indenture and the Notes a valid agreement of the Issuer, enforceable against the Issuer in accordance with its terms, have been done, and the Issuer has done all things necessary to make the Notes, when executed by the Issuer and authenticated and delivered by the Trustee hereunder and duly issued by the Issuer, the valid obligations of the Issuer as hereinafter provided.

                  The parties hereto agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined below) of the Notes:

                                   ARTICLE I

                   DEFINITIONS AND INCORPORATION BY REFERENCE

                  Section 1.01 Definitions.

                  "144A Legend" means the legend in the form set forth in
Section 2.07.

                  "2002 Share Options" means the options to purchase 2,540,058 Ordinary Shares granted by the Issuer under the share option plan adopted by the Issuer in June 2002.

                  "Acceleration Notice" has the meaning set forth in Section
7.02.

                  "Acquired Indebtedness" means Indebtedness of a Person (a) existing at the time such Person becomes a Restricted Subsidiary or (b) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition; provided that, for purposes of Section 4.09, such Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

                  "Additional Amounts" has the meaning set forth in Section
4.13.

                  "Additional Notes" has the meaning set forth in Section
2.01(f).


                  "Additional Shares" means the Ordinary Shares to be issued in accordance with Clause 3.10 of the Scheme if any 2002 Share Options are not repriced or cancelled before the Additional New Shares Release Date under the terms of the Management Incentive Plan.

                  "Additional New Shares Release Date" means the date that is 120 calendar days after the Effective Date of the Scheme.

                  "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

                  "Affiliate Definitive Registered Note" means a Definitive Registered Note held by an Affiliate of the Issuer or by a Person that at any time during the prior three months was an Affiliate of the Issuer.

                  "Affiliate Global Note" means a Global Note in bearer form in which a beneficial interest is held by an Affiliate of the Issuer or by a Person that at any time during the prior three months was an Affiliate of the Issuer.

                  "Agent" means any Registrar or the Paying and Conversion
Agent.

                  "Annualized Consolidated Operating Cash Flow" means Consolidated Operating Cash Flow for the latest fiscal quarter for which consolidated financial statements of the Issuer are available immediately preceding the date of the transaction giving rise to the need to calculate Annualized Consolidated Operating Cash Flow (the "Transaction Date") multiplied by four. For purposes of calculating "Consolidated Operating Cash Flow" for any fiscal quarter for purposes of this definition, (i) any Subsidiary that is a Subsidiary on the Transaction Date shall be deemed to have been a Subsidiary at all times during such fiscal quarter and (ii) any Subsidiary that is not a Subsidiary on the Transaction Date shall be deemed not to have been a Subsidiary at any time during such fiscal quarter.

                  "Applicable Procedures" means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depository that apply to such transfer or exchange.

                  "April Euro Notes" means the Euro 110 million principal amount of 14.0% Senior Notes due in April 2009.

                  "April Notes" means the April Euro Notes and the U.S. Dollar Notes.


                  "April Warrants" means the warrants issued in connection with the April Notes.

                  "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of (i) any Capital Stock of any Subsidiary; (ii) all or substantially all of the assets of the Issuer or its Subsidiaries; or (iii) any other properties or assets of the Issuer or any Subsidiary, other than in the ordinary course of business.

                  "Attributable Debt" means, with respect to any lease at the time of determination, the present value (discounted at the interest rate implicit in the lease or, if not known, at the Issuer's incremental borrowing rate) of the obligations of the lessee of the property subject to such lease for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended, or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of penalty (in which case the rental payments shall include such penalty), after excluding from such rental payments all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water utilities and similar charges.

                  "Average Life" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by
(ii) the amount of each such principal payment by (b) the sum of all such principal payments.

                  "Bankruptcy Law" means: (i) Title 11 of the U.S. Code; (ii) the UK Insolvency Act 1986; (iii) any similar Spanish law including the Spanish Corporate Act (Ley de Sociedades Anonimas), Spanish Commercial Code (Codigo de Comercio), Spanish Civil Code (Codigo Civil), Moratorium Law (Ley de Suspenson de Pagos) and the Civil Procedure Law (Ley de Enjuiciamiento Civil); or (iv) any other law of the United States, the United Kingdom, the Kingdom of Spain, any political subdivision thereof or any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

                  "Bankruptcy Order" has the meaning set forth in Section
7.01(b).

                  "Board" means, with respect to any Person, the Board of Directors of such Person or any committee of such Board authorized to act for it.

                  "Board Resolution" means, with respect to any Person, a copy of a resolution certified by a Director or the Secretary or an Assistant Secretary of such Person as having been duly adopted by the Board of such Person and as being in full force and effect on the date of such certification, and delivered to the Trustee.

                  "Book-Entry Depositary" means the book-entry depositary designated by the Issuer in the Deposit Agreement until a successor depositary shall have become such pursuant to the applicable provisions of the Deposit Agreement, and thereafter "Book-Entry Depositary" shall mean such successor book-entry depositary.

                  "Book-Entry Interest" means an indirect beneficial interest in a Global Note represented by an interest in the corresponding Certificated Depositary Interest and shown on, and transferred only through, records maintained in book-entry form by the Depositary.

                  "Business Combination" means any merger, consolidation, sale of assets by the Issuer or any Subsidiary, any acquisition by the Issuer or any Subsidiary of any other Person or business or part thereof, or any acquisition by any Person of 50% or more of the Ordinary Shares, provided that any such merger, consolidation, sale of assets or acquisition by the Issuer or a Subsidiary shall not be deemed a "Business Combination" if such transaction (a) occurs solely among the Issuer and one or more of its Wholly-Owned Restricted Subsidiaries or among Wholly-Owned Restricted Subsidiaries or (b) does not involve the issue of Ordinary Shares and/or the payment of cash or other consideration with an aggregate value greater than 15% of the Issuer's market capitalization (defined as the average Closing Price of the Ordinary Shares during the 15 Trading Days immediately prior to the first public announcement by the Company of such transaction times the number of Ordinary Shares then outstanding).

                  "Business Day" means any day (other than a Saturday or Sunday) on which Euroclear/Clearstream and the Spanish Clearing and Settlement Service (the Servicio de Compensacion y Liquidacion de Valores or "SCLV") and banks in New York, London and Madrid are open for business and, on any day on which a payment in Euro is to be made, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is operating.

                  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights or other equivalents (however designated, whether voting or non-voting) in the equity of such Person, whether outstanding at the Issue Date or issued after the Issue Date, including, without limitation any and all rights, warrants or options exchangeable for or convertible into any thereof.

                  "Capitalized Lease" means, as applied to any Person, any lease or license of, or other agreement conveying the right to use, any property (whether real, personal or mixed, movable or immovable) of which the present value of the obligations of such Person to pay rent or other amounts is required, in conformity with GAAP, to be classified and accounted for as a finance lease obligation.

                  "Capitalized Lease Obligation" means the capitalized present value of the obligations to pay rent or other amounts under a Capitalized Lease, determined in accordance with GAAP.

                  "Cash Equivalents" means: (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United Kingdom, the United States of America, the Federal Republic of Germany or the Kingdom of Spain or any agency or instrumentality thereof (provided that the full faith and credit of the United Kingdom, the United States of America, the Federal Republic of Germany or the Kingdom of Spain, as the case may be, is pledged in support thereof or such Indebtedness constitutes a general obligation of such country or such Indebtedness is issued or fully guaranteed or insured by the Lords Commissioners of Her Majesty's Treasury of the United Kingdom or the United States Government or government of the Federal Republic of Germany or the Government of the Kingdom of Spain); (ii) deposits, certificates of deposit or acceptances with a maturity of 180 days or less of any institution which is authorized under the Banking Act (United Kingdom) or is a financial institution that is a member of the U.S. Federal Reserve System or is similarly authorized in the Federal Republic of Germany or the Kingdom of Spain, in each case having combined capital and surplus and undivided profits (or any similar capital concept) of not less than Euro 500 million (or, if non-Euro denominated, the Euro Equivalent thereof); (iii) commercial paper with a maturity of 180 days or less issued by a corporation (other than an Affiliate of the Issuer or any of its Subsidiaries) organized under the laws of the United Kingdom or any part thereof or the United States or any state thereof or the District of Columbia or the Federal Republic of Germany or any part thereof or the Kingdom of Spain or any part thereof, and rated at least "A-1" by Standard & Poor's Corporation or "P-1" by Moody's Investors Service; and (iv) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government or the Lords Commissioners of Her Majesty's Treasury of the United Kingdom or the United States Government or the government of the Federal Republic of Germany or the government of the Kingdom of Spain, in each case maturing within one year from the date of acquisition.

                  "Certificated Depositary Interests" means with respect to any Global Note, certificated depositary interests representing the right to receive 100% of the principal, premium (if any), interest, and Additional Amounts (if any) of and liquidated damages (if any) in respect of such Global Note and the ownership of which is registered on the Book-Entry Register by the Book-Entry Depositary in the name of the Depositary or its nominee.

                  "Clearstream" and "Clearstream Banking" means Clearstream Banking, societe anonyme, Luxembourg.

                  "Closing Price" means the closing sale price of the Ordinary Shares as reported on the Nuevo Mercado (or if not admitted for trading thereon, then the last sale price as reported on the principal securities exchange or on the principal automated quotation system on which the Ordinary Shares are listed or admitted to trading) at the close of business on the relevant date of determination or if no such sale takes place on such day, the last sale price for such day shall be the average of the closing bid and asked prices regular way on the Nuevo Mercado (or if not admitted for trading thereon, on the principal securities exchange or on the principal automated quotation system on which the Ordinary Shares are listed or admitted to trading) for such day. If the Ordinary Shares are not quoted by or admitted for trading on any such organization, the "Closing Price" means the fair value of such Ordinary Shares on such day, as reasonably determined in good faith by the Board of Directors of the Issuer.

                  "CNMV" means the Spanish Comision Nacional del Mercado de Valores.

                  "Consolidated Adjusted Net Income" means, for any period, the consolidated net income (or loss) of the Issuer and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss) by excluding, without duplication, (a) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto), (b) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, (c) the portion of net income (or loss) of any Person (other than the Issuer or a Restricted Subsidiary), including Unrestricted Subsidiaries, in which the Issuer or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Issuer or any Restricted Subsidiary in cash dividends or distributions during such period,
(d) net income (but not loss) of any Person combined with the Issuer or any Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination, (e) the net income of any Restricted Subsidiary, to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its stockholders and (f) any gain or loss, net of taxes, realized upon the termination of any employee benefit plan.

                  "Consolidated Interest Expense" means, for any period, without duplication, the sum of (a) the interest expense of the Issuer and its Restricted Subsidiaries for such period, including, without limitation, (i) amortization or accretion of debt discount, (ii) the net cost of Interest Rate Agreements and Currency Agreements (including amortization of discounts), (iii) the interest portion of any deferred payment obligation, (iv) accrued interest,
(v) the consolidated amount of any interest capitalized by the Issuer or a Restricted Subsidiary and (vi) amortization of debt issuance costs, plus (b) the interest component of Capitalized Lease Obligations of the Issuer and its Restricted Subsidiaries paid, accrued and/or scheduled to be paid or accrued during such period, plus (c) cash and non-cash dividends due (whether or not declared) on Redeemable Capital Stock by the Issuer and any Restricted Subsidiary (to any Person other than the Issuer and any Wholly-Owned Subsidiary), in each case as determined on a consolidated basis in accordance with GAAP; provided that the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) that was not outstanding during the period for which the computation is being made but which bears, at the option of the Issuer, a fixed or floating rate of interest, shall be computed by applying, at the option of the Issuer, either the fixed or the floating rate.

                  "Consolidated Operating Cash Flow" means, with respect to any period, the Consolidated Adjusted Net Income for such period (a) increased by (to the extent deducted in computing Consolidated Adjusted Net Income) the sum of (i) the Consolidated Tax Expense for such period (other than taxes attributable to extraordinary, unusual or non-recurring gains or losses); (ii) Consolidated Interest Expense for such period; (iii) depreciation of the Issuer and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; (iv) amortization of the Issuer and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; and (v) any other non-cash charges (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period) of the Issuer and its Restricted Subsidiaries for such period in accordance with GAAP and (b) decreased by any non-cash gains that were included in computing Consolidated Adjusted Net Income.

                  "Consolidated Tax Expense" means, for any period, the provision for federal, state, provincial, local and foreign income taxes of the Issuer and all Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

                  "Consummation Date" has the meaning provided in Section 4.08.

                  "Conversion Date" has the meaning set forth in Section
6.02(e).

                  "Conversion Notice" has the meaning set forth in Section 6.02(a).

                  "Conversion Notice Date" has the meaning set forth in Section 6.02(e).

                  "Conversion Right" has the meaning set forth in Section 6.01.

                  "Conversion Price" shall have the meaning specified in Section 6.04.

                  "Conversion Shares" shall have the meaning specified in
Section 6.05(l).

                  "Corporate Trust Office" means the office of the Book-Entry Depositary in London, at which its corporate trust business is principally administered.

                  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Issuer or any Restricted Subsidiary against fluctuations in currency values.

                  "Custodian" has the meaning set forth in Section 7.01(b).

                  "Debt Securities" means any securities (excluding (x) notes or other instruments evidencing commercial loans made by and (y) bills of exchange drawn on, banks or similar financial lending institutions) issued by the Issuer or any Restricted Subsidiary (including by means of any guarantee by the Issuer or any Restricted Subsidiary of securities of another person), whether in a public offering or private placement.

                  "December Notes" means the Euro 400 million principal amount of 13.25% Senior Notes due in December 2009.

                  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

                  "Default Amount" means 100% of the Principal Amount of the Notes.

                  "Definitive Registered Note" means any Note registered in the Register, the form of which is attached hereto.

                  "Deposit Agreement" means the Notes Depositary Agreement, dated the date of this Indenture, among the Issuer and The Bank of New York, as Book-Entry Depositary and Note Custodian, as amended from time to time in accordance with the provisions thereof.

                  "Depositary" means the depositary or its nominee selected by Euroclear and Clearstream or any successor, in whose name the Certificated Depositary Interests are registered on the Book-Entry Register.

                  "Distribution Date" shall have the meaning specified in
Section 6.05(l).

                  "Effective Date" means the date on which the Scheme becomes effective in accordance with Clause 1.5 of the Scheme.

                  "Euro" means the lawful currency of the European Monetary
Union.

                  "Euroclear" means Euroclear Bank S.A./N.V., as operator of the Euroclear System (or any successor securities clearing agency).

                  "Euro Equivalent" means, with respect to any monetary amount in a currency other than the Euro, at any time for the determination thereof, the amount of Euro obtained by converting such foreign currency involved in such computation into Euro at the spot rate for the purchase of Euro with the applicable foreign currency as quoted by Reuters at approximately 11:00 a.m. (New York City time) on the date not more than two business days prior to such determination. For purposes of determining whether any Indebtedness can be incurred (including Permitted Indebtedness other than Indebtedness incurred under the Senior Bank Credit Facility) and any Investment can be made (a "Tested Transaction"), the Euro Equivalent of such Indebtedness, or Investment shall be determined on the date incurred or made, as the case may be, and, in each case, no subsequent change in the Euro Equivalent shall cause such Tested Transaction or any incurrence of Indebtedness under the Senior Bank Credit Facility to have been incurred, made or undertaken in violation of this Indenture.

                  "Event of Default" has the meaning specified in Section 7.01.

                  "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

                  "Excluded Holder" has the meaning specified in Section 4.13.

                  "Existing Options" means options granted by the Issuer prior to the record date of the Scheme but not cancelled, terminated or exercised by holders thereof prior to such record date.

                  "Existing Subsidiaries" means all of the direct and indirect Subsidiaries of the Issuer as of the Issue Date.

                  "Expiration Time" shall have the meaning specified in Section 6.05(f).

                  "GAAP" means, at any date of determination, generally accepted accounting principles in effect in the United States which are applicable as of such date.

                  "Global Note(s)" means one or more bearer global notes, without coupons, substantially in the form attached hereto and deposited pursuant to the Deposit Agreement.

                  "Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United Kingdom, the United States of America, the Federal Republic of Germany or the Kingdom of Spain (including any agency or instrumentality thereof), for the payment of which the full faith and credit of the United Kingdom, the United States of America, the Federal Republic of Germany or the Kingdom of Spain is pledged and which are not callable or redeemable at the Issuer's option.

                  "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation, as the case may be, of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

                  (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

                  (b) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part).

                  The term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

                  "Holder" means (a) in the case of any Definitive Registered Note, the Person in whose name such Definitive Registered Note is registered in the Register and (b) in the case of any Global Note, the bearer thereof (the "global bearer")

                  "Indebtedness" means, with respect to any Person, without duplication: (a) all liabilities, contingent or otherwise, of such Person (i) for borrowed money (including overdrafts), (ii) in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, (iii) evidenced by bonds, notes, debentures or other similar instruments, (iv) for the deferred purchase price of property or services or created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, but excluding trade accounts payable arising in the ordinary course of business or guarantees thereof or (v) for Capitalized Lease Obligations; (b) all obligations of such Person under or in respect of Interest Rate Agreements or Currency Agreements; (c) all indebtedness referred to in (but not excluded from) the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured); (d) all guarantees by such Person of Indebtedness referred to in this definition of any other Person (provided that (x) a guarantee by the Issuer of Indebtedness incurred by a Restricted Subsidiary and already counted as Permitted Indebtedness hereunder, shall not be treated as Indebtedness until such time, if ever, as such Restricted Subsidiary ceases to be a Restricted Subsidiary and (y) the guarantee by any Restricted Subsidiary of Indebtedness incurred by another Restricted Subsidiary or the Issuer and already counted as Permitted Indebtedness hereunder, shall not be treated as Indebtedness until such time if ever as such other Restricted Subsidiary ceases to be a Restricted Subsidiary); (e) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and (f) any Acquired Indebtedness. For the purposes hereof and for the avoidance of doubt, the amount of any Indebtedness outstanding as of any date shall be: (x) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and (y) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the Board of the issuer of such Redeemable Capital Stock. Notwithstanding the foregoing, trade accounts and accrued liabilities arising in the ordinary course of business and any liability for federal, state, local or foreign taxes or other taxes owed by such Person will not be considered Indebtedness for purposes of this definition.

                  "Indenture" means this instrument as originally executed and as it may be supplemented or amended from time to time by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

                  "Indirect Participant" means a Person who holds a Book-Entry Interest through a Participant.

                  "Initial Conversion Period" has the meaning specified in
Section 6.01(b).

                  "Initial Notes" has the meaning specified in the recitals to this Indenture.

                  "Interest Payment Date" when used with respect to any Note, means the Stated Maturity of an installment of interest specified in such Note.

                  "Interest Rate Agreements" means any interest rate protection agreements and other types of interest rate hedging agreements or arrangements (including, without limitation, interest rate swaps, caps, floors, collars and other similar agreements) designed solely to protect the Issuer or any Restricted Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Issuer or any Restricted Subsidiary.

                  "Investment" means, with respect to any Person, any direct or indirect advance, loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. In addition, the fair market value of the net assets of any Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Issuer in such Unrestricted Subsidiary at such time. "Investments" shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

                  "Issue Date" means the Effective Date.

                  "Issuer" means the Person named as the "Issuer" in the first paragraph of this Indenture, until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Issuer" shall mean such successor Person.

                  "July Notes" means the Euro 225 million principal amount of 14.0% Senior Notes due 2010.

                  "July Warrants" means the warrants issued in connection with the July Notes.

                  "Legal Holiday" means any day other than a Business Day.

                  "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

                  "Management Incentive Plan" means the management share plan to be adopted by the Issuer after the Effective Date of the Scheme, as described in
Section 5.3 of the explanatory statement, dated 19 September, 2002, to the Scheme.

                  "Mandatory Conversion" means the mandatory conversion of the Notes into Ordinary Shares of the Issuer (a) upon a Mandatory Conversion Triggering Event as provided in Section 6.12, or (b) consummation of a Business Combination as provided in Section 4.08.

                  "Mandatory Conversion Business Combination" means the consummation of a Business Combination if the average Closing Price of the Ordinary Shares for the 15 Trading Days immediately following the first public announcement by the Issuer of the proposed Business Combination exceeds the Conversion Price then in effect.

                  "Mandatory Conversion Triggering Event" means the occurrence of any one of the following: (i) a Mandatory Conversion Business Combination (in which case the Conversion Price shall be the Conversion Price in effect at the time of such Mandatory Conversion Business Combination) ; (ii) the Closing Price of the Ordinary Shares exceeds the Conversion Price on each Trading Day within any rolling three month period following the Effective Date (in which case the Conversion Price shall be the Conversion Price in effect at the close of business on the last Trading Day in such rolling three month period); or (iii) a majority of the Notes present and duly voted at an extraordinary general meeting (other than a meeting required by Section 4.08) called in accordance with Article XIII (such meeting having a minimum quorum of at least two Persons specified in clause (a) or (b) of Section 13.04, present in person or represented by proxy thereat) elect to convert all Notes then outstanding into Ordinary Shares (in which case the Conversion Price shall be the Conversion Price in effect at the close of business on the date of such meeting).

                  "Mandatory Repurchase Offer" has the meaning provided in
Section 4.08.

                  "Mandatory Repurchase Payment" has the meaning provided in
Section 4.08.

                  "Mandatory Repurchase Triggering Event" has the meaning provided in Section 4.08.

                  "Maturity Date" means October 30, 2012.

                  "Memorandum and Articles Of Association" means the Memorandum and Articles of Association of the Issuer, as in effect on the Issue Date or amended thereafter in accordance with applicable law.

                  "Net Cash Proceeds" means with respect to any capital contributions, the issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, the exercise of any options, warrants or rights to purchase Qualified Capital Stock or the conversion or exchange of debt securities or Redeemable Capital Stock that have been converted into or exchanged for Qualified Capital Stock (including the original issuance of such Debt Securities or Redeemable Capital Stock), as referred to under Section 4.10, the proceeds of such capital contributions or issuance or sale (including upon the exercise of such options, warrants or rights or conversion or exchange) in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Issuer or any Subsidiary), net of attorneys' fees, accountants' fees and brokerage, investment banking, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

                  "Non Affiliate Definitive Registered Note" means a Definitive Registered Note held by Person who is not an Affiliate of the Issuer and has not been an Affiliate of the Issuer at any time during the past three months.

                  "Non Affiliate Global Note" means a Global Note in bearer form in which no beneficial interest is held by an Affiliate of the Issuer or a Person that any time during the past three months was an Affiliate of the Issuer.

                  "Note Custodian" means the Note Custodian designated by the Issuer in the Deposit Agreement until a successor shall have become such pursuant to applicable provisions of the Deposit Agreement, and thereafter "Note Custodian" shall mean such successor.

                  "Noteholder" means any Holder of Notes.

                  "Notes" has the meaning stated in the first recital of this Indenture and more particularly means any Notes authenticated and delivered under this Indenture, and shall include, after issuance thereof in compliance with Section 4.01 of this Indenture, any and all Additional Notes.

                  "Nuevo Mercado" means the trading segment of the automated quotation system operated by the Spanish Stock Exchanges regulated by the Ministerial Order dated December 22, 1999 and its developing secondary legislation, through which the Ordinary Shares are quoted on the Issue Date.

                  "Officer" means, with respect to any Person, the Chairman of the Board, the Deputy Chairman of the Board, the Chief Executive Officer, the Finance Director, any Senior Vice President, the Chief Operating Officer, the Treasurer, the General Counsel, the Secretary, the Controller or any Director of such Person.

                  "Officers' Certificate" means with respect to the Issuer, a certificate signed by any of the following: the Chairman, the President or a Vice President, and by the Chief Financial Officer, the Treasurer, the Assistant Treasurer, the Secretary or an Assistant Secretary and, in each case, delivered to the Trustee.

                  "Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Issuer and may include an employee of the Issuer, as applicable, and shall, in either case, be acceptable to the Trustee.

                  "Ordinary Shares" means the ordinary shares, Euro 0.08 nominal value per share, of the Issuer.

                  "Participant" means a Person who has an account with Euroclear and Clearstream Banking.

                  "Paying and Conversion Agent" has the meaning provided in
Section 2.03.

                  "Permitted Indebtedness" means any of the following Indebtedness of the Issuer and its Restricted Subsidiaries (provided that Indebtedness incurred in reliance upon paragraphs (n) and (p) shall not in the aggregate exceed Euro 50.0 million from time to time outstanding, and provided further, that aggregate additional Indebtedness not to exceed Euro 5.0 million at any one time outstanding may be incurred in reliance upon paragraph (o)):

                  (a) Indebtedness of the Issuer pursuant to the Notes (including any Additional Notes issued in lieu of cash interest as provided in this Indenture);

                  (b) Indebtedness of the Issuer or any Restricted Subsidiary
         (A) existing on the Issue Date and set forth on Schedule A to this Indenture, (B) outstanding under the Senior Bank Credit Facility in an aggregate principal amount not to exceed Euro 30.0 million and (C) Indebtedness outstanding under the agreements between Jazz Telecom S.A. and RENFE dated September 20, 1999, as amended, and November 8, 2002.

                  (c) Indebtedness of the Issuer owing to any Wholly-Owned Restricted Subsidiary (but only so long as such Indebtedness is held by such Wholly-Owned Restricted Subsidiary); provided that any Indebtedness of the Issuer owing to any such Wholly-Owned Restricted Subsidiary is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Issuer's obligations under the Notes; provided further that any transaction pursuant to which any Wholly-Owned Restricted Subsidiary, to which such Indebtedness is owed, ceases to be a Wholly-Owned Restricted Subsidiary shall be deemed to be an incurrence of such Indebtedness by the Issuer that is not permitted by this clause (c);

                  (d) Indebtedness of any Wholly-Owned Restricted Subsidiary owing to the Issuer or another Wholly-Owned Restricted Subsidiary;

                  (e) [intentionally omitted]

                  (f) [intentionally omitted]

                  (g) [intentionally omitted]

                  (h) Indebtedness incurred by the Issuer and any Restricted Subsidiary under Currency Agreements and Interest Rate Agreements; provided that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and provided further that no such agreement shall have been entered into for speculative purposes;

                  (i) Indebtedness of the Issuer and any Restricted Subsidiary in respect of performance bonds or surety bonds incurred in the ordinary course of business in connection with the construction and maintenance of the telecommunications network, and operations in the ordinary course of business, of the Issuer and its Restricted Subsidiaries;

                  (j) [intentionally omitted]

                  (k) (A) Indebtedness of the Issuer consisting of guarantees of Indebtedness of any Restricted Subsidiary permitted to be incurred by such Restricted Subsidiary under this Indenture and (B) Indebtedness of Restricted Subsidiaries consisting of guarantees of Indebtedness of the Issuer or any Restricted Subsidiary;

                  (l) any renewals, extensions, substitutions, refinancings or replacements (each, for purpose of this clause, a "refinancing") by the Issuer or any Restricted Subsidiary to refund, refinance or replace any Indebtedness of the Issuer or any Restricted Subsidiary listed in clauses (a), (b) and (m), including any successive refinancings, so long as (i) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced, plus the amount of any premium reasonably determined as necessary to accomplish such refinancing and the amount of expenses of the Issuer or any Restricted Subsidiary incurred in connection with such refinancing, (ii) in the case of any refinancing of Subordinated Indebtedness, such new Indebtedness is made subordinate to the Notes at least to the same extent as the Indebtedness being refinanced, (iii) such new Indebtedness has an Average Life longer than the Average Life of the Indebtedness refinanced and a final Stated Maturity later than the final Stated Maturity of principal of the Indebtedness refinanced and
         (iv) such Indebtedness is incurred either by the Issuer or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, provided that the Issuer may incur such refinancing in connection with Indebtedness of any Restricted Subsidiary, including any such Indebtedness guaranteed by the Issuer;

                  (m) Indebtedness of the Issuer or any Restricted Subsidiary to the extent the net proceeds thereof are used to purchase, refinance, defease or redeem, in whole or in part, the Notes (including any Additional Notes issued in lieu of cash interest as provided in this Indenture);

                  (n) Acquired Indebtedness of the Issuer or any Restricted Subsidiary;

                  (o) Indebtedness incurred to banks or other financial institutions in respect of contracts with suppliers to the Issuer or its Restricted Subsidiaries which are confirmed by such banks or financial institutions in accordance with Spanish law (provided any such Indebtedness so incurred does not exceed Euro 5.0 million from time to time outstanding);

                  (p) Indebtedness of the Issuer or any Restricted Subsidiary in addition to that described in paragraphs (a) through (o) above and (q) below, so long as the aggregate principal amount of all such Indebtedness incurred pursuant to this paragraph (p) shall not exceed Euro 50.0 million outstanding at any one time, less the aggregate amount of outstanding Indebtedness incurred in reliance upon paragraph
         (n); and

                  (q) Indebtedness of the Issuer or any Restricted Subsidiary equal to 100% of Total Incremental Equity.

                  "Permitted Investments" means any of the following:

                  (a) Investments in Cash Equivalents;

                  (b) Investments in the Issuer or any Restricted Subsidiary, including by way of any purchase of Notes;

                  (c) Investments by the Issuer or any Restricted Subsidiary, if as a result of such Investment (i) a Person becomes a Restricted Subsidiary or (ii) a Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Issuer or a Restricted Subsidiary;

                  (d) Investments in bonds, notes, debentures or other securities received as a result of Asset Sales; provided that the Issuer or a Restricted Subsidiary, as the case may be, has received at least 75% of the net proceeds thereof in cash or Cash Equivalents;

                  (e) any acquisition of assets (including securities) solely in exchange for the issuance of Qualified Capital Stock of the Issuer;

                  (f) Interest Rate Agreements or Currency Agreements;

                  (g) collection and lease, utility and worker's compensation, performance and other similar deposits, all to the extent incurred in the ordinary course of business;

                  (h) Investments made pursuant to any deed of change or other similar agreement permitted under clause (m) of Permitted Liens.

                  (i) Investments received as part of the settlement of litigation or in satisfaction of extensions of credit to any Person otherwise permitted under this Indenture pursuant to the reorganization, bankruptcy or liquidation of any Person or a good faith settlement of debts of any Person;

                  (j) loans or advances to officers or employees of the Issuer or any Restricted Subsidiary made in the ordinary course of business of the Issuer or such Restricted Subsidiary to pay business-related travel expenses or reasonable relocation costs or other reasonable and ordinary costs of such officers and employees in connection with their employment by the Issuer or such Restricted Subsidiary, provided such loans and advances do not aggregate more than Euro 500,000 from time to time outstanding; and

                  (k) Investments in existence on the Issue Date.

                  "Permitted Liens" means the following types of Liens:

                  (a) Liens existing as of the Issue Date;

                  (b) Liens on any property or assets of a Restricted Subsidiary granted in favor of the Issuer or any Restricted Subsidiary;

                  (c) any Liens securing the Notes;

                  (d) any interest or title of a lessor under any Capitalized Lease Obligation permitted to be incurred under this Indenture so long as the Attributable Debt secured by such Lien does not exceed Euro 5.0 million (or, to the extent not denominated in Euro, the Euro Equivalent thereof);

                  (e) statutory Liens or landlords' and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceeding, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

                  (f) Liens for taxes, assessments, government charges or claims, including, without limitation, those in favor of governmental fiscal authorities, that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

                  (g) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance bonds and other obligations of a like nature incurred in the ordinary course of business (other than contracts for the payment of money);

                  (h) Easements, rights-of-way, title defects, restrictions (including zoning restrictions) and other similar charges or encumbrances not interfering in any material respect with the business of the Issuer or any Subsidiary;

                  (i) Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

                  (j) Liens securing Acquired Indebtedness permitted to be incurred by this Indenture created prior to (and not in connection with or in contemplation of) the incurrence of such Indebtedness by the Issuer or any Subsidiary; provided that such Lien does not extend to any property or assets of the Issuer or any Subsidiary other than the assets acquired in connection with the incurrence by the Issuer or its Subsidiaries of such Acquired Indebtedness;

                  (k) Liens securing Interest Rate Agreements or Currency Agreements permitted to be incurred pursuant to clause (h) of the definition of Permitted Indebtedness or clause (f) of the definition of Permitted Investments or any collateral for the Indebtedness to which such Interest Rate Agreements or Currency Agreements relate;

                  (l) Liens securing Indebtedness permitted to be incurred under clause (b)(B), (b)(C) and (o) of the definition of Permitted Indebtedness;

                  (m) Liens on a portion of the proceeds of Indebtedness incurred after the date of this Indenture and deposited with a trustee or escrow agent to secure the payment of up to six semi-annual or twelve quarterly cash interest payments on such Indebtedness;

                  (n) Liens securing vendor financing permitted to be incurred under this Indenture so long as the Indebtedness secured by such Lien does not exceed Euro 5.0 million (or, to the extent not denominated in Euro, the Euro Equivalent thereof);

                  (o) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or insurance;

                  (p) Liens on cash securing Indebtedness of the Issuer under letter of credit facilities entered into in the ordinary course of business and under which recourse to the Issuer is limited to the cash subject to the Liens;

                  (q) [Intentionally omitted]; and

                  (r) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (p); provided that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien so extended, renewed or replaced and shall not extend to any additional property or assets.

                  "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

                  "Pounds Sterling" or "(pound)" means the lawful currency of the United Kingdom.

                  "Principal" or "Principal Amount" of a debt security (including the Notes) means the principal amount of the security plus the premium, if any, on the security.

                  "Purchased Shares" shall have the meaning specified in Section 6.05(f).

                  "QIB" means a "qualified institutional buyer," as defined in Rule 144A.

                  "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

                  "Record Date" has the meaning provided in Section 2.04(b).

                  "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such Stated Maturity, or is convertible into or exchangeable for Debt Securities at any time prior to such Stated Maturity.

                  "Redemption Date" is defined to mean, with respect to any Note, the date on which such Note is to be redeemed by the Issuer pursuant to
Article III and the terms of the Notes.

                  "Register" has the meaning provided in Section 2.03.

                  "Registrar" has the meaning provided in Section 2.03.

                  "Regulation S" means Regulation S under the Securities Act.

                  "Responsible Officer" means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

                  "Restricted Subsidiary" means any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary of the Issuer) other than an Unrestricted Subsidiary.

                  "Rule 144A" means Rule 144A under the Securities Act.

                  "Rule 144" means Rule 144 under the Securities Act.

                  "Rule 145(d)(1)" means Rule 145(d)(1) under the Securities
Act.

                  "Scheme" means the scheme of arrangement under Section 425 of the UK Companies Act 1985 between the Issuer and the Scheme Creditors.

                  "Scheme Creditor" means a creditor of the Issuer in respect of principal and interest on the April Notes, the July Notes and the December Notes.

                  "SCLV" means the Spanish Clearing and Settlement Service (the Servicio de Compensacion y Liquidacion de Valores, S.A.).

                  "SEC" means the U.S. Securities and Exchange Commission.

                  "Securities Act" means the U.S. Securities Act of 1933, as amended.

                  "Self Tender" shall have the meaning specified in Section 6.05(f).

                  "Senior Bank Credit Facility" means the Euro 199,521,294 Revolving Credit and Performance Bond Facility Agreement dated April 6, 2001, by and between Jazz Telecom, S.A., as original borrower, Jazz Telecom, S.A. Jazztel plc Adatel Telecomunicaciones, S.A., as original guarantors, J.P. Morgan plc, as arranger and book-runner, Chase Manhattan International Limited, as facility agent and security agent, and the other parties named therein, as the same may be amended restated, supplemented, renewed or replaced from time to time, whether or not with the same lenders and agents and whether or not providing for the incurrence of additional Indebtedness thereunder.

                  "Senior Indebtedness" means all amounts outstanding from time to time under the Senior Bank Credit Facility to the extent they constitute Permitted Indebtedness as defined in this Indenture.

                  "Shareholder Rights" has the meaning set forth in Section 6.05(c).

                  "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary of the Issuer that, together with its Restricted Subsidiaries, (i) for the most recent fiscal year of the Issuer, accounted for more than 10% of the consolidated revenues of the Issuer and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Issuer and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Issuer for such fiscal year.

                  "Spanish Stock Exchanges" means the Spanish Stock Exchanges of Madrid, Barcelona, Valencia and Bilbao.

                  "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

                  "Subordinated Indebtedness" means Indebtedness of the Issuer that is expressly subordinated in right of payment to the Notes.

                  "Subsequent Conversion Period" has the meaning specified in
Section 6.01(b).

                  "Subsidiary" means, with respect to any Person, any corporation, association or other business entity (i) of which outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person, or (ii) of which at least a majority of voting interest is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

                  "Tax" means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

                  "Taxing Authority" means any governmental or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

                  "TIA" means the U.S. Trust Indenture Act of 1939 (15 U.S. Code sections 77aaa-77bbbb) as amended.

                  "Total Incremental Equity" means, at any date of determination, without duplication (i) the aggregate Net Cash Proceeds received by the Issuer after the Issue Date from the issuance or sale of Qualified Capital Stock of the Issuer (including Qualified Capital Stock issued upon the conversion or exchange of Debt Securities (other than the Notes) or Redeemable Capital Stock or from the exercise of options, warrants or rights to purchase Qualified Capital Stock of the Issuer); the issuance or sale of warrants, options or rights to purchase shares of Qualified Capital Stock the issuance or sale of Debt Securities or Redeemable Capital Stock that have been converted or exchanged for Qualified Capital Stock, to the extent that such Cash Proceeds are received from any Person other than a Subsidiary; minus (ii) the aggregate amount of all Restricted Payments declared or made on or after the Issue Date pursuant to clause (a) of Section 4.10; minus aggregate amount paid pursuant to clause
(b) (i) through (iv) of Section 4.10.

                  "Trading Day" means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the Nuevo Mercado (or, if the Ordinary Shares are not listed thereon, on the principal securities exchange or automated quotation system on which the Ordinary Shares are then listed or admitted to trading). If the Ordinary Shares are not quoted by or admitted for trading on any such organization, "Trading Day" means Business Day.

                  "Transaction Date" has the meaning set forth under the definition of "Annualized Consolidated Operating Cash Flow".

                  "Transfer Agent" means the Company or such other entity as the Company shall nominate for this role.

                  "Trustee" means the party named as such in this Indenture until a successor replaces it in accordance with the provision of this Indenture and thereafter is defined to mean such successor.

                  "UK" or "United Kingdom" means the United Kingdom of Great Britain and Northern Ireland.

                  "Unrestricted Definitive Registered Note" means one or more Definitive Registered Notes that do not and are not required to bear the 144A Legend.

                  "Unrestricted Subsidiary" means (a) any Subsidiary that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Issuer's Board, as provided below) and (b) any Subsidiary of an Unrestricted Subsidiary. The Issuer's Board may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as
(i) neither the Issuer nor any Restricted Subsidiary is directly or indirectly liable for or provides credit support for or guarantees any Indebtedness of such Subsidiary other than where recourse to the Issuer and the Restricted Subsidiaries on such support or guarantee is limited to a pledge permitted by this Indenture of shares of Capital Stock of such Subsidiary, (ii) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Issuer or any other Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its scheduled Maturity; (iii) neither the Issuer nor any other Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than those that might be obtained at the time from persons who are not Affiliates of the Issuer and (iv) neither the Issuer nor any other Subsidiary has any obligation (1) to subscribe for additional shares of Capital Stock or other equity interest in such Subsidiary or (2) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Issuer's Board shall be evidenced to the Trustee by filing a Board Resolution with the Trustee giving effect to such designation. The Issuer's Board may designate any Unrestricted Subsidiary as a Restricted Subsidiary if immediately after giving effect to such designation, there would be no Default or Event of Default under this Indenture. In no event shall any Existing Subsidiary be designated as an Unrestricted Subsidiary.

                  "U.S." or "United States" means the United States of America and its territories and possessions and any other areas subject to its jurisdiction.

                  "U.S. Dollar Notes" means the $100 million principal amount of 14.0% Senior Notes due in April 2009.

                  "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

                  "Wholly-Owned" means, with respect to any Subsidiary of any Person, any Subsidiary all of the outstanding Capital Stock (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) of which is owned by such Person or one or more Wholly-Owned Subsidiaries of such Person and with respect to any Subsidiary of the Issuer shall include all Restricted Subsidiaries in existence on the Issue Date provided that the ownership interest in such Restricted Subsidiary is not reduced by the Issuer after the Issue Date.

                  Section 1.02 Incorporation by Reference of Trust Indenture Act. This Indenture and the Notes are not subject to the TIA. However, whenever this Indenture refers to a provision of the TIA, the provision shall be deemed incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

                  (a) "Commission" means the SEC;

                  (b) "Indenture Debenture" means the Notes;

                  (c) "Indenture Security Holder" means a Holder or Noteholder;

                  (d) "Indenture Trustee" or "Institutional Trustee" means the Trustee; and

                  (e) "Obligor" on the indenture debenture means the Issuer or any other obligor on the Notes.

                  All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule and not otherwise defined herein have the meanings so assigned to them therein.

                  Section 1.03 Rules of Construction. Unless the context otherwise requires:

                  (a) a term has the meaning assigned to it;

                  (b) "or" is not exclusive;

                  (c) words in the singular include the plural, and words in the plural include the singular;

                  (d) "herein," "hereof" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other Subsection;

                  (e) unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP applied on a basis consistent with the most recent audited consolidated financial statements of the Issuer; and

                  (f) "U.S. Dollars," "United States Dollars," "U.S.$" and the symbol "$" each refer to United States dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts; the symbol "EUR" and "Euro" refer to Euro, or such other money of the European Monetary Union that at the time of payment is legal tender for payment of public and private debts; and the symbol "(pound)" and "Pounds Sterling" refer to pounds or pounds Sterling, or such other money of the United Kingdom that at the time of payment is legal tender for payment of public and private debts.

                                   ARTICLE II

                                    THE NOTES

                  Section 2.01 Form and Dating.

                  (a) Global Notes. Notes offered and sold to Holders who elect to take delivery thereof in the form of Book-Entry Interests shall be issued initially in the form of a Global Note in bearer form, which shall be deposited on behalf of the purchasers of the Notes represented thereby pursuant to the Deposit Agreement, duly executed by the Issuer and authenticated by the Trustee as hereinafter provided.

                  Each Global Note shall represent such of the outstanding Notes as shall be specified therein and the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, repurchases and transfers of interests therein, and conversions thereof, and the issuance of Additional Notes in accordance with the terms of this Indenture and the Deposit Agreement.

                  Ownership of Book Entry interests in the Certificated Depositary Interests will be limited to persons that have accounts with Euroclear and/or Clearstream Banking. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by Euroclear and Clearstream Banking. The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking" and "Customer Handbook" of Clearstream Banking shall be applicable to the Book-Entry Interests in the Certificated Depositary Interests underlying the Global Notes.

                  Except as set forth in Section 2.07(a) hereof, the Global Notes may be transferred, in whole and not in part, only to a successor of the Book-Entry Depositary in accordance with the Deposit Agreement.

                  (b) Definitive Registered Notes. Definitive Registered Notes issued upon original issuance or upon transfer of a Book-Entry Interest or a Definitive Registered Note, or in exchange for a Book-Entry Interest or a Definitive Registered Note, shall be issued in accordance with this Indenture.

                  (c) Book-Entry Provisions. Neither the Depositary nor any Participant or Indirect Participant shall have any rights either under this Indenture or under any Global Note. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any Agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or the Book-Entry Depositary or impair, as between the Book-Entry Depositary and the Depositary and its Participants and Indirect Participants, the operation of customary practices of such Depositary governing the exercise of the rights of an owner of a beneficial interest in any Global Note.

                  (d) Note Forms. The provisions of the form of Notes contained in Exhibit A and Exhibit B hereto are incorporated herein by reference. The Global Notes shall be issuable only in bearer form and the Definitive Registered Notes shall be issuable only in registered form. The Notes shall be issued without coupons and only in denominations of Euro 1.00 principal amount or any integral multiple thereof.

                  (e) Dating. Each Note shall be dated the date of its authentication.

                  (f) Additional Notes. Subject to compliance with Section 4.01, the Issuer is permitted to issue more Notes after the Issue Date ("Additional Notes") under this Indenture in an unlimited amount, to satisfy any interest not paid in cash. The Initial Notes and any Additional Notes subsequently issued under the Indenture shall be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, amendments, redemptions, voting and mandatory repurchase offers.

                  Section 2.02 Execution and Authentication. An Officer of the Issuer shall execute the Notes inscribed thereon on behalf of the Issuer by manual or facsimile signature. The Issuer's corporate seal may but need not be impressed, affixed, imprinted or reproduced on the Notes.

                  If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note or at any time thereafter, the Note shall be valid nevertheless.

                  A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. Such signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

                  The Trustee shall authenticate Notes on the Issue Date in an aggregate principal amount of Euro 75.0 million, upon receipt of an Officer's Certificate signed by an Officer of the Issuer directing the Trustee to authenticate the Notes and certifying that all conditions precedent to the issuance of the Notes contained herein have been complied with. In no event may the aggregate principal amount of Notes outstanding at any time exceed Euro 75.0 million, except for issuance of Additional Notes and except as provided in Section 2.08 and Section 2.11.

                  The Trustee shall authenticate and deliver Additional Notes upon receipt of an Officer's Certificate signed by an Officer of the Issuer directing the Trustee to authenticate and deliver such amount of Additional Notes specified therein and the date on which such Additional Notes are to be authenticated, and certifying that the issuance of such Additional Notes comply with the terms of this Indenture and the Additional Notes.

                  The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. Such authenticating agent shall have the same rights as the Trustee in any dealings hereunder with the Issuer or with any of the Issuer's Affiliates.

                  Section 2.03 Registrar and Paying and Conversion Agent. The Issuer will, for so long the as the Notes are listed on the Spanish Stock Exchange maintain in the City of London, an office or agency where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or for conversion, redemption or repurchase and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served.

                  The Issuer hereby appoints the Trustee as the Paying and Conversion Agent and Registrar, and each of the Corporate Trust Office of the Trustee and the office or agency of the Trustee in the city of London, located at 48th Floor, One Canada Square, London E14 5AL attention: Corporate Trust Administration (Jazztel plc, 12.0% Convertible Notes due 2012) as such an office or agency of the Issuer for each of the aforesaid purposes.

                  The Registrar shall keep a register (the "Register") of the Definitive Registered Notes and of their transfer and exchange. Any notice to be given under this Indenture or under the Notes by the Trustee or the Issuer to Noteholders shall be mailed by first class mail to each Holder of Definitive Registered Notes at their address as it appears at the time of such mailing in the Register, and to the Note Custodian as the Holder of any Global Note.

                  The Issuer may at any time and from time to time vary or terminate the appointment of any such agent or appoint any additional agents for any or all of such purposes; provided, however, that until all of the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Issuer, the Issuer will maintain in the city of London, an office or agency where Notes may be presented or surrendered for payment and conversion, which shall initially be The Bank of New York or an Affiliate of the Trustee, where Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer will give prompt written notice to the Trustee and to the Holders of the appointment or termination of any such agents and of the location and any change in the location of any such office or agency.

                  The Issuer may appoint one or more co-Registrars and one or more additional Paying and Conversion Agents and the terms "Registrar" and "Paying and Conversion Agent" shall include any such additional co-Registrar or Paying and Conversion Agent, as applicable; provided, however, that in no event may the Issuer or any of its Affiliates act as Paying and Conversion Agent. The Issuer shall enter into an appropriate agency agreement with any Agent not a party to this Indenture and the agreement shall implement the provisions of this Indenture that relate to such Agent. Without limiting the foregoing, each such agreement appointing a Principal Paying and Conversion Agent must contain provisions substantially to the effect of Section 2.07 hereof. The Issuer shall notify the Trustee of the name and address of any such Agent. If the Issuer fails to maintain a Registrar or Paying and Conversion Agent, or fails to give the foregoing notice, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 8.07.

                  Section 2.04 Holders to Be Treated as Owners; Payments of Interest.

                  (a) The Issuer, the Paying and Conversion Agent, the Registrar, the Trustee and any agent of the Issuer, the Paying and Conversion Agent, the Registrar or the Trustee may deem and treat the person in whose name any Definitive Registered Note is registered as the absolute owner of such Note for the purpose of receiving payment of or on account of the Principal of and, subject to the provisions of this Indenture, interest on such Definitive Registered Note and for all other purposes; and neither the Issuer, the Paying and Conversion Agent, the Registrar, the Trustee nor any agent of the Issuer, the Paying and Conversion Agent, the Registrar or the Trustee shall be affected by any notice to the contrary. The Issuer, the Paying and Conversion Agent, the Registrar, the Trustee and any agent of the Issuer, the Paying and Conversion Agent, the Registrar or the Trustee may treat the Holder of a Global Note as the absolute owner thereof for the purposes of receiving payment of or on account of the Principal of and, subject to the provisions of this Indenture, interest on, such Global Note and for all other purposes; and neither the Issuer, the Paying and Conversion Agent, the Registrar, the Trustee, nor any agent of the Issuer, the Paying and Conversion Agent, the Registrar or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any Note.

                  (b) Subject to Section 6.13, the Person in whose name any Definitive Registered Note is registered at the close of business on any record date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date notwithstanding any transfer or exchange of such Definitive Registered Note subsequent to the record date and prior to such Interest Payment Date, except if and to the extent the Issuer shall default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall be paid in accordance with Section
2.13. The term "Record Date" as used with respect to any Interest Payment Date for the Notes shall mean the date specified as such in the Notes. Payments of interest on a Global Note will be made to the Holder of such Global Note on each Interest Payment Date; provided that, in the event of an exchange or transfer of a Book-Entry Interest in a Global Note for Definitive Registered Notes subsequent to a record date or any special record date and prior to or on the related Interest Payment Date or other payment date under Section 2.13, any payment of the interest payable on such payment date with respect to any such Definitive Registered Note shall be made to the Holder of such Global Note, notwithstanding Section 2.13 or any other provision hereof to the contrary; and further provided that, in the event of any transfer or exchange of a Definitive Registered Note for a Book-Entry Interest in a Global Note subsequent to a record date or any special record date and prior to or on the related Interest Payment Date or other payment date under
Section 2.13, any payment of the interest payable on such payment date with respect to any such Definitive Registered Note shall be made, subject to Section 6.13, to the Person in whose name such Definitive Registered Note was registered on such record date notwithstanding Section 2.13.

                  Section 2.05 Paying and Conversion Agent to Hold Money in Trust. The Paying and Conversion Agent shall hold in trust for the benefit of the Noteholders or the Trustee all money held by the Paying and Conversion Agent for the payment of principal of, or interest on, the Notes (whether such money has been paid to it by the Issuer or any other obligor on the Notes), and the Issuer and the Paying and Conversion Agent shall notify the Trustee of any default by the Issuer (or any other obligor on the Notes) in making any such payment. Money held in trust by the Paying and Conversion Agent need not be segregated except as required by law and in no event shall the Paying and Conversion Agent be liable for any interest on any money received by it hereunder. The Issuer at any time may require the Paying and Conversion Agent to pay all money held by it to the Trustee and account for any funds disbursed and the Trustee may at any time during the continuance of any Event of Default specified in Section 7.01(a)(i) or (ii), upon written request to the Paying and Conversion Agent, require such Paying and Conversion Agent to pay forthwith all money so held by it to the Trustee and to account for any funds disbursed. Upon making such payment, the Paying and Conversion Agent shall have no further liability for the money delivered to the Trustee.

                  Section 2.06 Noteholder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it from the Registrar of the names and addresses of the Holders of Definitive Registered Notes. The Issuer shall furnish to the Trustee (if the Trustee is not the Registrar) and the Paying and Conversion Agent at least five Business Days before each Interest Payment Date, and at such other times as they may request in writing, a list in such form and as of such date as they may reasonably require of the names and addresses of the Holders of Definitive Registered Notes, if any.

                  Section 2.07 Transfer and Exchange.

                  (a) Transfer and Exchange of Global Notes.

                  (i) Transfer of the Global Notes shall be by delivery. The Issuer, the Note Custodian, and the Book-Entry Depositary have agreed that the Global Notes shall only be delivered in the circumstances described in the Deposit Agreement.

                  (ii) All Global Notes will be exchanged by the Issuer for Definitive Registered Notes in accordance with the Deposit Agreement if: (i) Euroclear and Clearstream notify the Issuer that they are at any time unwilling or unable to continue as, or cease to be, a clearing agency and a successor clearing agency is not appointed by the Issuer within 90 days of such notification or its becoming aware of such cessation, or (ii) the Book-Entry Depositary or Note Custodian notifies the Issuer and the Trustee under Section 3.7 of the Deposit Agreement that it is at any time unwilling or unable to continue as Book-Entry Depositary or Note Custodian, as the case may be, and a successor Book-Entry Depositary or Note Custodian is not able to be appointed by the Issuer within 90 days of such notification. In addition, if an Event of Default has occurred and is continuing, owners of Book-Entry Interests shall be entitled to receive delivery of Definitive Registered Notes in exchange for beneficial interest in the Global Notes. Upon the occurrence of any of the preceding events, Definitive Registered Notes shall be issued to the holders of Book-Entry Interests in such names as the Book-Entry Depositary shall instruct the Trustee based on the instructions of the Depositary.

                  (iii) Global Notes may also be exchanged or replaced, in whole or in part, as provided in Section 2.08 and Section 2.11. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to Section 2.08 or Section 2.11 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note.

                  (iv) Global Notes and Book-Entry Interests therein may be transferred or exchanged only as provided in this Section 2.07.

                  (b) General Provisions Applicable to Transfers and Exchanges of the Notes. Transfers of Book-Entry Interests in the Global Notes (other than transfers of Book-Entry Interests in connection with which the transferee takes delivery thereof in the form of a Book-Entry Interest in the same Global Note) shall require compliance with this Section 2.07(b), as well as one or more of the other following subparagraphs of Section 2.07, as applicable.

                  In connection with all transfers and exchanges of Book-Entry Interests (other than transfers of Book-Entry Interests in connection with which the transferee takes delivery thereof in the form of a Book-Entry Interest in the same Global Note), the Paying and Conversion Agent must receive from the
Depositary: (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (2) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a Book-Entry Interest in another Global Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (3) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase.

                  In connection with a transfer or exchange of a Book-Entry Interest for a Definitive Registered Note as permitted by Section 2.07(a), the Paying and Conversion Agent and the Registrar must receive from the Depositary:
(1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (2) a written order from a Participant directing the Registrar to cause to be issued a Definitive Registered Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (3) instructions containing information regarding the Person in whose name such Definitive Registered Note shall be registered to effect the transfer or exchange referred to above.

                  In connection with any transfer or exchange of Definitive Registered Notes, the Holder of such Notes shall present or surrender to the Registrar the Definitive Registered Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, in connection with a transfer or exchange of a Definitive Registered Note for a Book-Entry Interest, the Paying and Conversion Agent must receive a written order directing the Depositary to credit the account of the transferee in an amount equal to the Book-Entry Interest to be transferred or exchanged.

                  Upon satisfaction of all of the requirements for transfer or exchange of Book-Entry Interests in Global Notes contained in this Indenture, the Notes and the Deposit Agreement, the Paying and Conversion Agent or the Registrar shall, as specified in this Section 2.07, instruct the Note Custodian to endorse the relevant Global Note(s) with any increase or decrease and shall instruct the Book-Entry Depositary to reflect such increase or decrease in the register relating to the Certificated Depositary Interests underlying such Global Notes and maintained by the Book-Entry Depositary.

                  (c) Transfer of Book-Entry Interests in a Affiliate Global Note to Book-Entry Interests in a Non-Affiliate Global Note.

                  A Book-Entry Interest in a Affiliate Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Non-Affiliate Global Note only if the transfer complies with the requirements of Section 2.07(a) and (b) above, and the Paying and Conversion Agent and Company receive a certificate to the effect set forth in Exhibit C hereto and an opinion of counsel confirming that such transfer does not violate the Securities Act and no restrictive legend is required to be placed on such Non-Affiliate Global Note as a result of such transfer.

                  Upon the receipt of such certificate and opinion and the orders and instructions required by Section 2.07(a) and (b), the Paying and Conversion Agent shall (i) instruct the Note Custodian to decrease Schedule A to such Affiliate Global Note and increase Schedule A to such Non Affiliate Global Note, by the principal amount of such transfer and (ii) provide the Depositary with all information regarding the Participant accounts to be credited and debited in connection with such transfer.

                  (d) Transfer of Book-Entry Interests in a Non Affiliate Global Note to Book-Entry Interests in an Affiliate Global Note.

                  A Book-Entry Interest in a Non Affiliate Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in an Affiliate Global Note only if the transfer is made pursuant to the requirements of Section 2.07(a) and (b) above.

                  Upon receipt of such orders and instructions required by
Section 2.07(a) and (b), the Paying and Conversion Agent shall (i) instruct the Note Custodian to increase Schedule A to such Affiliate Global Note and decrease Schedule A to such Non Affiliate Global Note by the principal amount of such transfer and (ii) provide the Depositary with all information regarding the Participant accounts to be credited and debited in connection with such transfer.

                  (e) Transfer of Affiliate Definitive Registered Notes that do not contain a 144A Legend to Book-Entry Interests in Non-Affiliate Global Notes and transfer of Non-Affiliate Definitive Registered Notes that do not contain a 144A Legend to a Book-Entry Interest in the Non-Affiliate Global Note.

                  (i) Any Holder of an Affiliate Definitive Registered Note that does not contain a 144A Legend may transfer such Affiliate Definitive Registered Note to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Non-Affiliate Global Note, only if the Paying and Conversion Agent and Company shall have received a certificate to the effect set forth in Exhibit C hereto and an opinion of counsel confirming that such transfer does not violate the Securities Act and no restrictive legend is required to be placed on such Non-Affiliate Global Note as a result of such transfer;

                  (ii) Any Holder of a Non-Affiliate Definitive Registered Note that does not contain a 144A Legend may transfer such Non-Affiliate Definitive Registered Note to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Non-Affiliate Global Note only if the Paying and Conversion Agent and Company shall have received a certificate to the effect set forth in Exhibit C hereto and an opinion of counsel confirming that such transfer does not violate the Securities Act and no restrictive legend is required to be placed on such Non Affiliate Global Note as a result of such transfer.

                  Upon satisfaction of the foregoing conditions, the Registrar shall (i) deliver the Definitive Registered Notes to the Trustee for cancellation pursuant to Section 2.12 hereof, (ii) record such transfer on the Register, (iii) instruct the Note Custodian to endorse Schedule A to the relevant Global Note to reflect the increase in principal amount resulting from such transfer, (iv) instruct the Book-Entry Depository to reflect such increase in the register relating to the Certificated Depository Interest underlying such Global Note and (v) provide the Depositary, with all information regarding the Participant accounts to be credited in connection with such transfer.

                  (f) Transfer of a Book-Entry Interest in an Affiliate Global Note for a Definitive Registered Note.

                  Any Holder of a Book-Entry Interest in an Affiliate Global Note may transfer such Book-Entry Interest in an Affiliate Global Note to a Person who takes delivery thereof in the form of a Definitive Registered Note, only if the Paying and Conversion Agent and Company receive a certificate to the effect set forth in Exhibit C and an opinion of counsel confirming that such transfer does not violate the Securities Act.

                  Upon the receipt of such certificate and opinion and the orders and instructions required by Section 2.07(a) and (b) above the Trustee will cause, in accordance with the standing instructions and Applicable Procedures of the Depositary, the aggregate principal amount of the Affiliate Global Note to be reduced and, following such reduction, the Issuer will execute and, upon receipt of an authentication order in the form of an Officers' Certificate, the Trustee will authenticate and deliver to the transferee a Definitive Registered Note. The Definitive Registered Note shall be issued with a 144A Legend unless the transferor delivers to the Paying and Conversion Agent and Company a legal opinion that such 144A Legend is not required to be placed on such Definitive Registered Note.

                  Definitive Registered Notes issued in exchange for a Book-Entry Interest in a Global Note shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect Participants or otherwise, shall instruct the Trustee. The Trustee shall make such Definitive Registered Notes available for delivery to the Persons in whose names such Notes are registered.

                  (g) Transfer of Definitive Registered Notes.

                  Subject to Section 2.07(e), when Definitive Registered Notes are presented to the Registrar with a request to, register the transfer of such Definitive Registered Notes, the Registrar shall register the transfer if its reasonable requirements for such transaction are met; provided, however, that the Definitive Registered Notes surrendered for transfer:

                  (i) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Issuer and the Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing; and

                  (ii) in the case of Affiliate Definitive Registered Notes or any Definitive Registered Note that contains a 144A Legend, shall be accompanied by certificates and legal opinions as the Registrar and the Issuer may reasonably request in order to ensure compliance with the Securities Act.

                  Upon satisfaction of the foregoing conditions, the Registrar shall deliver the surrendered Definitive Registered Note to the Trustee for cancellation pursuant to Section 2.12 hereof and the Issuer shall execute and the Trustee shall authenticate and deliver such Definitive Registered Note to the Person as the Holder of the surrendered Definitive Registered Note shall designate.

                  (h) Exchange of Notes. Definitive Registered Notes and Book-Entry Interests in Affiliate Global Notes may be exchanged upon the receipt of such opinions and certificates as the Issuer and Conversion and Paying Agent may reasonably request.

                  (i) 144A Legend. The following legend shall appear on the face of all Notes subject to restrictions on transfer under the Securities Act and issued under the Indenture, unless the Issuer determines otherwise in compliance with applicable law:

                  THIS 12.0% CONVERTIBLE NOTE DUE 2012 AND ANY INTEREST HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ANY OFFER, SALE, PLEDGE OR OTHER TRANSFER THEREOF MUST BE MADE ONLY (A) (I) TO A PERSON

                  WHOM THE PURCHASER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), OR (IV) TO JAZZTEL PLC OR ANY SUBSIDIARY THEREOF AND (B) IN EACH CASE, IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY JURISDICTION. CONVERSION OF THIS NOTE AND ANY INTEREST HEREIN IS SUBJECT TO SATISFACTION OF CERTAIN REQUIREMENTS SET FORTH IN THE INDENTURE RELATED HERETO, AND ANY ORDINARY SHARES ISSUED ON SUCH CONVERSION WILL BE SUBJECT TO THE SAME TRANSFER RESTRICTIONS REFERRED TO ABOVE.

                  (j) Cancellation. At such time as all Book-Entry Interests have been exchanged for Definitive Registered Notes or all Global Notes have been redeemed or converted, the Global Notes shall be returned to the Trustee for cancellation in accordance with Section 2.12 hereof.

                  (k) General Provisions Relating to All Transfers and
Exchanges.

                  (i) To permit registration of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Registered Notes upon receipt of an Officer's Certificate as provided in Section 2.02.

                  (ii) No service charge shall be made to a Holder for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any taxes, duties or governmental charge (including any United Kingdom stamp duty reserve tax due upon deposit of securities into Euroclear or any other clearing system) payable in connection therewith (other than any such taxes, duties or governmental charge payable upon exchange or transfer pursuant to Sections 2.11, 4.08 and 10.05 hereof).

                  (iii) All Global Notes and Definitive Registered Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Registered Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Registered Notes surrendered upon such registration of transfer or exchange.

                  (iv) The Issuer shall not be required to register the transfer of or, to exchange, Definitive Registered Notes during (1) a period beginning at the opening of business 15 calendar days before any Redemption Date and ending at the close of business on the Redemption Date, (2) a period beginning at the opening of business 15 calendar days immediately prior to the Maturity Date, (3) a period beginning at the opening of business on the record date with respect to any Interest Payment Date and ending at the close of business on such Interest Payment Date, (4) in respect of which a Conversion Notice has been delivered or (5) which the Holder has tendered for repurchase in connection with a Mandatory Repurchase Offer.

                  (v) Prior to due presentment for the registration of a transfer of any Definitive Registered Note, the Trustee, any Agent and the Issuer may deem and treat the Person in whose name any Definitive Registered Note is registered as the absolute owners of such Definitive Registered Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and neither the Trustee, any Agent nor the Issuer shall be affected by notice to the contrary.

                  (vi) The Trustee shall authenticate Global Notes and Definitive Registered Notes in accordance with the provisions of
         Section 2.02 hereof.

                  (vii) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among beneficial owners of interest in any Global Note) other than to require delivery of such certificates, opinions and other documentation or evidence as are expressly required by, and to do so when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements thereof.

                  Section 2.08 Replacement Notes. If a mutilated Definitive Registered Note is surrendered to the Registrar or the Trustee, if a mutilated Global Note is surrendered to the Issuer or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall authenticate a replacement Note in such form as the Notes mutilated, lost, destroyed or wrongfully taken if, in the case of a lost, destroyed or wrongfully taken Note, the Holder of such Note furnishes to the Issuer, the Trustee and, in the case of a Definitive Registered Note, the Registrar, evidence reasonably acceptable to them of the ownership and the destruction, loss or theft of such Note. If required by the Trustee, the Registrar (in the case of a Definitive Registered Note) or the Issuer, an indemnity bond shall be posted, sufficient in the judgment of each to protect the Issuer, the Registrar (in the case of a Definitive Registered Note) or the Trustee from any loss that any of them may suffer if such Note is replaced. The Issuer may charge such Holder for the Issuer's out-of-pocket expenses in replacing such Note and the Trustee may charge the Issuer for the Trustee's expenses in replacing such Note. Every replacement Note shall constitute an additional obligation of the Issuer.

                  Section 2.09 Outstanding Notes. The Notes outstanding at any time are all Notes that have been authenticated by the Trustee except for (a) those canceled by it, (b) those delivered to it for cancellation, (c) to the extent set forth in Sections 9.01 and 9.02, on or after the date on which the conditions set forth in Section 9.01 or 9.02 have been satisfied, those Notes theretofore authenticated and delivered by the Trustee hereunder and (d) those described in this

Section 2.09 as not outstanding. Subject to Section 2.10, a Note does not cease to be outstanding because the Issuer or one of its Affiliates holds the Note.

                  If a Note is replaced pursuant to Section 2.08, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser in whose hands such Note is a legal, valid and binding obligation of the Issuer.

                  If the principal amount of any Note is considered to be paid under Section 4.01, it ceases to be outstanding and interest thereon shall cease to accrue.

                  If a Paying and Conversion Agent holds, in its capacity as such, on any Maturity Date or on any Redemption Date, money sufficient to pay all accrued interest and Principal with respect to such Notes payable on that date and is not prohibited from paying such money to the Holders thereof pursuant to the terms of this Indenture, then on and after that date such Notes cease to be outstanding and interest on them ceases to accrue.

                  Section 2.10 Treasury Notes. In determining whether the Holders of the required principal amount of Notes have concurred in any declaration of acceleration or notice of default or direction, waiver or consent or any amendment, modification or other change to this Indenture, Notes owned by the Issuer or an Affiliate of the Issuer shall be disregarded as though they were not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent or any amendment, modification or other change to this Indenture, only Notes that the Trustee actually knows are so owned shall be so disregarded.

                  Section 2.11 Temporary Notes. Until definitive Notes are prepared and ready for delivery, the Issuer may prepare and the Trustee shall authenticate temporary Notes in accordance with Section 2.02. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as definitive Notes.

                  Section 2.12 Cancellation. The Issuer at any time may deliver or cause to be delivered Notes to the Trustee for cancellation. The Registrar and the Paying and Conversion Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer or exchange, or payment, purchase or conversion. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement, cancellation, purchase or conversion and shall dispose of canceled Notes in accordance with its policy of disposal, unless the Issuer directs the Trustee to return such Notes to the Issuer, and, if so disposed, shall deliver a certificate of disposition thereof to the Issuer. The Issuer may not reissue or resell, or issue new Notes to replace, Notes that the Issuer has redeemed, paid, purchased or converted, or that have been delivered to the Trustee for cancellation.

                  Section 2.13 Defaulted Interest. If the Issuer defaults on a payment of interest on the Notes, it shall pay the defaulted interest, plus (to the extent permitted by law) any interest payable on the defaulted interest, in accordance with the terms hereof, to (a) the Persons who are

Holders of Definitive Registered Notes, if any, on a subsequent special record date, which date shall be at least five Business Days prior to the payment date for such defaulted interest and (b) if a Global Note is still outstanding, to the Holder of such Global Note on such payment date. The Issuer shall fix such special record date and payment date in a manner satisfactory to the Trustee. At least 15 days before such special record date, the Issuer shall mail to each Holder of Definitive Registered Notes, if any, and, if any Global Note is still outstanding, to the Book-Entry Depositary and the Depositary, a notice that states the special record date, the payment date and the amount of defaulted interest and interest payable on such defaulted interest, if any, to be paid.

                  Section 2.14 CUSIP Number and ISIN Number. The Issuer in issuing the Notes may use a "CUSIP" number or an "ISIN" number, and if so, such CUSIP number or ISIN number shall be included in notices of redemption or purchase as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP number or ISIN number printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes. The Issuer will promptly notify the Trustee of any change in the CUSIP number or ISIN number.

                  Section 2.15 Deposit of Moneys. Unless the Issuer shall have elected to make payments of interest by delivery of Additional Notes, prior to 12:00 noon in the location of the Paying and Conversion Agent, on the Business Day preceding each Interest Payment Date and on the Maturity Date, and on the Business Day immediately following any acceleration of the Notes pursuant to
Section 7.02, the Issuer shall deposit with the Paying and Conversion Agent in immediately available funds, money (in Euro or pounds sterling, as the case may be,) sufficient to make cash payments, if any, due on such Interest Payment Date, Maturity Date or Business Day, as the case may be, in a timely manner which permits the Paying and Conversion Agent to remit payment to the Holders on such Interest Payment Date, Maturity Date or Business Day, as the case may be.

                                  ARTICLE III

                                   REDEMPTION

                  Section 3.01 Election to Redeem; Notices to Trustee. The Issuer may, at any time, at its option call for redemption of all (but not less than all) of the Notes then outstanding (including, without limitation, all Additional Notes), at a redemption price, paid as set forth in Section 3.02, equal to 101% of the Principal Amount of all of such Notes, plus accrued but unpaid interest thereon through the Redemption Date. If the Issuer elects to redeem Notes, it shall notify the Trustee and the Paying and Conversion Agent in writing of the Redemption Date as provided in Section 3.03, together with an Officer's Certificate stating that such redemption will comply with the conditions contained herein and in the Notes.

                  Section 3.02 Holder Election as to Form of Redemption Payment. Upon receiving the Issuer's notice of redemption, each Holder shall be entitled to elect whether the redemption price due in respect of all of its Notes shall be paid in (a) cash, or (b) a number of Ordinary Shares based on the Conversion Price in existence on the Redemption Date, or (c) any combination of cash and Ordinary Shares based on the Conversion Price in existence on the Redemption Date. Where redemption is paid in cash, the Issuer may, at its option, notwithstanding anything herein to the contrary, pay the Principal Amount of such redemption in pounds sterling rather than Euro, provided that if it does so elect it shall pay an amount equal to 101.5% of Principal Amount of the Notes to which the cash payment relates with the sterling amount calculated by applying the Euro Equivalent on the date that the cash payment is due. Each Holder will be required to make the foregoing election, by completing, executing and returning to the Issuer, within ten (10) Business Days of receipt, that portion of the Issuer's Notice of Redemption which contains election instructions for each Holder with respect to its Notes. Subject to the next sentence, failure to timely return a Notice of Redemption shall be deemed an election to take cash. Notwithstanding any such election, each Holder shall retain its right to convert some or all of its Notes into Ordinary Shares, by exercising its Conversion Rights up to the close of business on the Business Day preceding the Redemption Date.

                  Section 3.03 Notice of Redemption. At least 30 days but not more than 60 days before a Redemption Date, the Issuer shall mail or cause the mailing of a notice of redemption by first-class mail to each Holder of Notes to be redeemed and to the Trustee and the Paying and Conversion Agent. The notice shall state:

                  (a) the Redemption Date;

                  (b) notice to the effect that redemption is being made pursuant to Section 3.01 of the Indenture;

                  (c) the redemption price per Note, equal to 101% of the Principal Amount thereof (or, in the case of a redemption payable in pounds sterling, 101.5% of the Principal Amount thereof), and the amount of accrued but unpaid interest to the Redemption Date;

                  (d) the name and address of the Paying and Conversion Agent;

                  (e) that Global Notes called for redemption must be surrendered to the Paying and Conversion Agent and all Definitive Registered Notes called for redemption must be surrendered to the Paying and Conversion Agent to collect the redemption price and accrued interest, if any;

                  (f) that Holders may exercise their Conversion Right with respect to the Notes at any time before the close of business (at the place where the relevant Note is delivered for conversion) on the Business Day prior to the Redemption Date, except that if there is a default in making payment in respect of such Note on the Redemption Date, the Conversion Right may be exercised up to the close of business (at the place aforesaid) on the date on which such redemption payment is made and notice thereof is given;

                  (g) that Holders who want to convert their Notes must satisfy the applicable requirements in Article VI hereof;

                  (h) that, unless the Issuer defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date and the only remaining right of the Holders of such Notes is to receive payment of the redemption price upon surrender to the relevant Paying and Conversion Agent of the Notes redeemed;

                  (i) the CUSIP Number and/or ISIN number, if any, of the Notes; and

                  (j) the currency in which the Issuer intends to redeem the Notes.

                  At the Issuer's request made in writing, accompanied by a notice of the Redemption Date and the Officer's Certificate as provided in
Section 3.01, not less than 15 days prior to the latest date notice to Holders may be mailed pursuant to this Section 3.03 the Trustee shall give the notice of redemption in the Issuer's name and at the Issuer's expense.

                  Section 3.04 Effect of Notice of Redemption. Once notice of redemption is mailed, Notes called for redemption become due and payable on the Redemption Date and at the redemption price, and interest on Notes called for redemption will cease to accrue from and after the Redemption Date (unless the Issuer defaults in providing the funds or Ordinary Shares for such redemption) and such Notes will then cease to be outstanding. Upon surrender to the Paying and Conversion Agent, such Notes shall be paid at the redemption price plus accrued interest, if any, to the Redemption Date, but interest installments whose maturity is on or prior to such Redemption Date will be payable on the relevant Interest Payment Dates to the Holders which would otherwise have been entitled thereto pursuant to this Indenture and the Notes.

                  Section 3.05 Deposit of Redemption Price. Prior to 12:00 noon on the Business Day preceding any Redemption Date, the Issuer shall deposit with the Paying and Conversion Agent (A) immediately available funds (in Euro or pounds sterling, as the case may be,) sufficient to pay the redemption price (including all accrued but unpaid interest on) of all Notes to be redeemed in cash, per election of the Holders, and (B) an aggregate number of fully-paid and non-assessable Ordinary Shares, sufficient to pay the redemption price (including all accrued but unpaid interest on) of all Notes to be redeemed for Ordinary Shares, per election of the Holders; and shall deliver to the Paying and Conversion Agent an Officer's Certificate specifying the amount of funds and number of Ordinary Shares to be delivered to each Holder and stating that the funds and Ordinary Shares deposited shall satisfy the redemption price in accordance with the election of the Holders.

                                   ARTICLE IV

                                    COVENANTS

                  Section 4.01 Payment of Notes. The Issuer shall pay the principal of, and interest on, the Notes on the dates and in the manner provided in the Notes and this Indenture.

                  An installment of principal or interest shall be considered paid on the date due if the Paying and Conversion Agent holds on such date immediately available funds (in Euro or pounds sterling, as the case may be,) designated for and sufficient to pay such installment.

                  The principal of the Notes shall bear interest starting from the Issue Date. In the case of a default in payment of Principal upon acceleration, redemption, purchase or mandatory repurchase the overdue Principal shall bear interest and such interest shall be payable as provided in the next succeeding paragraph.

                  The Issuer shall pay interest on overdue Principal and interest on overdue installments of interest, to the extent lawful, at a rate equal to that borne by the Notes. Any such interest shall be payable on demand in cash and shall be compounded semiannually on each semi-annual interest payment date.

                  The Issuer may elect to discharge its obligation to pay cash interest on the Notes (in whole or in part) on any Interest Payment Date (other than the Interest Payment Date falling on the Stated Maturity of the Notes) in respect of some or all of the interest then due by the issue of Additional Notes under this Indenture by giving not less then 5 days' written notice of its intention to do so to the Trustee and to the Paying and Conversion Agent by delivering to them a Board Resolution of the Issuer and an Officer's Certificate, each setting out the aggregate principal amount of such Additional Notes to be authenticated and delivered and the date on which such Additional Notes are to be authenticated and shall, so long as Notes are listed on the Spanish Stock Exchanges and the applicable Spanish rules so require, notify the CNMV and the Spanish Stock Exchanges of such payment by way of Additional Notes. Notwithstanding the foregoing, the Issuer shall not pay cash interest on less than all the Outstanding Notes unless it does so in order to pay withholding taxes in cash.

                  In the case of interest paid on Global Notes by way of an issue of Additional Notes, the Issuer shall (a) procure that on the relevant Interest Payment Date the Book-Entry Depositary shall have the Global Notes delivered to the Paying and Conversion Agent for increase by annotation and (b) authorize the Paying and Conversion Agent to increase the principal amount of the Global Notes to reflect the Additional Notes so issued, and the Paying and Conversion Agent shall notify the Book-Entry Depositary to record in the Book-Entry Register the corresponding changes in the Certificated Depositary Interests. In the event that the Issuer is informed by any of Euroclear or Clearstream, that such issue of Additional Notes will not be treated by such clearing system as fungible with the existing Notes, the Issuer shall procure that new Global Notes representing the Additional Notes are issued in accordance with the provisions of this Indenture to be held by the Book-Entry Depositary and shall procure that the Book-Entry Depositary shall issue interests in such Additional Notes to the persons holding the Global Notes on a pro rata basis.

                  In the case of interest paid upon Definitive Registered Notes by way of an issue of Additional Notes, the Issuer shall on the relevant Interest Payment Date execute, deliver and procure to be authenticated Additional Notes in the form of Definitive Registered Notes to the Holders of such Definitive Registered Notes in accordance with the provisions of the Indenture.

                  If any fraction of any Additional Note would be issuable on payment of interest by way of an issue of Additional Notes, the Issuer shall instead (a) round down to the next whole Additional Note, in the case of a fraction that is less than or equal to 0.49, or (b) round up to the next whole Additional Note, in the case of a fraction that is equal to or greater than 0.50.

                  The Issuer may, at its option, notwithstanding anything herein to the contrary, elect to pay any amount in respect of principal of the Notes in pounds sterling rather than Euro, provided that in such case the amount payable in sterling shall be 100.5% of the amount that would have been payable in Euro, applying the Euro Equivalent on the date due for payment.

                  Section 4.02 Maintenance of Office or Agency. The Issuer shall maintain the offices and agencies specified in Section 2.03.

                  Section 4.03 Corporate Existence. The Issuer shall do or cause to be done, at its own cost and expense, all things necessary to, and will cause its Restricted Subsidiaries to, preserve and keep in full force and effect the corporate or partnership existence and rights (charter and statutory), licenses and/or franchises of the Issuer and each of the Issuer's Restricted Subsidiaries; provided that none of the Issuer or any of the Issuer's Restricted Subsidiaries shall be required to preserve any such existence, rights, licenses or franchises if such existence, rights, licenses or franchises will be replaced or if the Board of the Issuer shall reasonably determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer or such Restricted Subsidiary, as the case may be, and the loss thereof is not adverse in any material respect to the Holders; provided further that any Restricted Subsidiary of the Issuer may be merged into or wound up and liquidated into the Issuer or any other Restricted Subsidiary of the Issuer; and provided further that a merger or consolidation of the Issuer or any Restricted Subsidiary effected in accordance with Article V shall not be deemed a breach of this Section 4.03.

                  Section 4.04 Payment of Taxes and Other Claims. The Issuer will, and will cause each of its Restricted Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed upon its or its respective Restricted Subsidiaries' income, profits or property and (b) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien upon its property; provided that the Issuer shall not be required to pay or discharge or cause any Restricted Subsidiary to pay or discharge any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate negotiations or proceedings and for which disputed amounts any reserves required in accordance with GAAP have been made, and provided further that the Holder shall be responsible for any United Kingdom stamp duty reserve tax due on Notes deposited by that Holder into Euroclear or any other clearing system or on Ordinary Shares or other securities issued upon conversion of the Notes that are deposited into Euroclear or any other clearing system.

                  Section 4.05 Maintenance of Properties; Insurance; Books and Records; Compliance with Law.

                  (a) The Issuer will, and the Issuer will cause each of its Restricted Subsidiaries to, at all times cause all material properties used or useful in the conduct of its respective business to be maintained and kept in good condition, repair and working order (reasonable wear and tear excepted) and supplied with all necessary equipment, and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereto provided, however, that nothing in this Section 4.05 shall prevent the Issuer from discontinuing the operation or maintenance of any such properties if such discontinuance is, in the reasonable judgment of the Board of the Issuer acting in good faith, desirable in the conduct of its business or the business of any of its Restricted Subsidiaries and not disadvantageous in any material respect to the Holders; and provided, further, however, that the foregoing shall not prohibit a sale, transfer or conveyance of the Issuer or a Restricted Subsidiary or any of their properties or assets otherwise in compliance with the terms of this Indenture.

                  (b) The Issuer will, and the Issuer will cause each of its Restricted Subsidiaries to, maintain insurance (which may include self-insurance) in such amounts and covering such risks as are usually and customarily carried with respect to similar facilities according to their respective locations.

                  (c) The Issuer will, and the Issuer will cause each of its Subsidiaries to, keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Issuer and each Subsidiary of the Issuer, in accordance with GAAP consistently applied to the Issuer and its Subsidiaries taken as a whole.

                  (d) The Issuer will, and the Issuer will cause each of its Subsidiaries to comply with all statutes, laws, ordinances, or government rules and regulations to which it is subject, non-compliance with which would materially adversely affect the business, prospects, earnings, properties, assets or financial condition of the Issuer and its Subsidiaries taken as a whole.

                  Section 4.06 Compliance Certificates.

                  (a) The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year, commencing with the fiscal year ending December 31, 2002, an Officer's Certificate of the Issuer (the signatory to which shall be either the principal executive officer, principal financial officer or principal accounting officer of the Issuer) stating: (i) that a review has been conducted of the activities of the Issuer under the supervision of the signing Officers with a view to determining whether the Issuer has kept, observed, performed and fulfilled its obligations under this Indenture; and (ii) that, to the best knowledge of each Officer signing such certificate, the Issuer has kept, observed, performed and fulfilled each and every covenant and condition contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions, conditions and covenants hereof (or, if a Default or Event of Default shall have occurred, specifying each such Default or Event of Default and describing its status and what action the Issuer is taking or proposes to take with respect thereto).

                  (b) The Issuer shall, so long as any of the Notes are outstanding, deliver by registered or certified mail or facsimile transmission to the Trustee, promptly after any Officer of the Issuer becomes aware of any Default or Event of Default (but no later than five Business Days after having become aware of its occurrence), an Officer's Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto.

                  (c) For purposes of notifying the Trustee whether a Default or Event of Default has occurred pursuant to Sections 4.06(a) and (b), such shall be determined without regard to any period of grace or requirement of notice under this Indenture.

                  Section 4.07 Reports.

                  (a) The Issuer shall until the Maturity Date (or such earlier, or later, date on which none of the Notes remain outstanding) use its best efforts to timely file all reports required to be filed by it pursuant to Sections 13 and 15 of the Exchange Act and to the extent such reports are no longer so filed to publish on its web sites, the information required by clause (b) of this Section 4.07 no later than the applicable times specified in such Section 4.07(b).

                  (b) The Issuer will furnish to the Trustee and Holders and, while subject to the Exchange Act, file with the SEC:

                  (i) within 120 days after the end of each fiscal year, (A) audited year-end consolidated financial statements of the Issuer prepared in accordance with U.S. GAAP and (B) with respect to the Issuer (on a consolidated basis), the information described in Item 303 of Regulation S-K under the Securities Act (e.g., Management's Discussion and Analysis); and

                  (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year (A) unaudited quarterly consolidated financial statements of the Issuer prepared in accordance with U.S. GAAP and (B) with respect to the Issuer (on a consolidated basis), the information described in Item 303 of Regulation S-K under the Securities Act, with respect to such period.

                  (c) The Issuer shall deliver to the Trustee, at the time it files them with the SEC, copies of any annual and periodic reports which the Issuer is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The Issuer shall also comply with any other provisions of TIA ss. 314(a)(4) not otherwise set forth herein, to the extent applicable, as if the Issuer were subject to the provisions of TIA ss. 314(a)(4).

                  (d) Delivery of reports, information and documents pursuant to Sections 4.07(b) and (c) to the Trustee is for informational purposes only, and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer's compliance with any of its covenants hereunder, as to which the Trustee is entitled to rely exclusively on Officer's Certificates.

                  (e) So long as any of the Notes remain outstanding and during any period in which the Issuer is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b) under the Exchange Act, the Issuer will make available to any holder of the Notes or Book-Entry Interests in connection with any sale thereof and any prospective purchaser of such Notes or Book-Entry Interests from such holder, the information required by Rule 144A(d)(4).

                  Section 4.08 Business Combinations. If following the first public announcement by the Issuer of a proposed Business Combination the average Closing Price of the Ordinary Shares for the fifteen (15) Trading Days beginning on the first full Trading Day following such public announcement is less than or equal to the Conversion Price then in effect, the Issuer shall mail a notice to the Trustee, the Paying and Conversion Agent, the Registrar and each Holder stating that a Business Combination has been proposed and a meeting of Holders is being called pursuant to this Section 4.08 and Article XIII for the purpose of voting (said vote, the "Mandatory Vote") on whether the Issuer should be required, subject to the consummation of the Business Combination, to (i) repurchase all of the Notes then outstanding pursuant to the Mandatory Repurchase Offer (as hereinafter defined), or (ii) convert all of the Notes then outstanding into Ordinary Shares of the Issuer valuing all outstanding Notes at 101% of their principal amounts for these purposes (in which case the Conversion Price shall be the Conversion Price in effect at the close of business on the date of such meeting). Holders, voting in person or by proxy, representing a majority in principal amount of the Notes voting at such meeting duly called in accordance with Article XIII shall elect (the "Mandatory Repurchase Triggering Event"), that, upon consummation of such Business Combination, the Issuer be required either (i) to repurchase all of the Notes then outstanding, in cash pursuant to the offer described below (the "Mandatory Repurchase Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase (the "Mandatory Repurchase Payment") or (ii) to convert all of the outstanding Notes into Ordinary Shares valuing all outstanding Notes at 101% of their principal amounts for these purposes (in which case the Conversion Price shall be the Conversion Price in effect at the close of business on the date of such meeting). The Issuer is not required to make a Mandatory Repurchase Offer following a Mandatory Repurchase Triggering Event if a third party makes a Mandatory Repurchase Offer that would be in compliance with the provisions described in this Section 4.08 if it were made by the Issuer and such third-party purchases for cash all Notes then outstanding.

                  If, with respect to any Business Combination to which this
Section 4.08 applies, a quorum cannot be had at the meeting of Holders duly called in accordance with Article XIII for the purpose of holding a Mandatory Vote, then a Mandatory Vote shall be deemed to have been taken in accordance with this Section 4.08, which vote requires the Issuer to convert all the Notes then outstanding on the consummation of such Business Combination into Ordinary Shares in accordance with Section 6.12, provided that before any such Mandatory Conversion upon the first absence of a quorum, a further ten (10) Business Days' notice of said meeting shall be allowed.

                  The Issuer shall mail the notice of meeting of Holders to the Trustee, the Paying and Conversion Agent, the Registrar and each Holder stating:

                  (i) the date, time and location of the meeting;

                  (ii) that pursuant to the result of the vote at the meeting, upon consummation of such Business Combination, either (a) all of the Notes outstanding will be repurchased for cash pursuant to the Mandatory Repurchase Offer or (b) all of the Notes will be converted to Ordinary Shares pursuant to a Mandatory Conversion;

                  (iii) the formula for the mandatory repurchase price and the number of Ordinary Shares to be issued on the date of repurchase or conversion (assuming all Notes then outstanding elect conversion into Ordinary Shares) and the expected date of repurchase or conversion;

                  (iv) that, unless the Issuer defaults in making the Mandatory Repurchase Payment or effecting the Mandatory Conversion, as the case may be, all Notes then outstanding shall cease to accrue interest on and after the date of the consummation of the Business Combination (the "Consummation Date"); and

                  (v) that each Holder will be required to surrender all Notes held by such Holder, to, in the case of both Book-Entry Interests in a Global Note and Definitive Registered Notes, the Paying and Conversion Agent, in each case, at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Consummation Date.

                  On the Consummation Date, the Issuer shall:

                  (vi) accept for payment or conversion all then outstanding Notes or portions thereof tendered or delivered following the Mandatory Vote;

                  (vii) deposit with the Paying and Conversion Agent money or Ordinary Shares, as the case may be, sufficient to make the Mandatory Repurchase Payment or effect Mandatory Conversion, as the case may be, for all then outstanding Notes or portions thereof tendered or delivered following the Mandatory Vote;

                  (viii) deliver, or cause to be delivered, to the Trustee, all Notes or portions thereof tendered or delivered for payment or conversion; and

                  (ix) deliver, or cause to be delivered, to the Trustee and the Paying and Conversion Agent, an Officer's Certificate certifying that all Notes or portions thereof tendered or delivered following the Mandatory Vote have been accepted for payment or conversion by the Issuer.

                  The Paying and Conversion Agent shall promptly mail to the Holders of the Notes tendered and accepted for payment or conversion an amount equal to the aggregate Mandatory Repurchase Payment, Ordinary Shares sufficient in number to effect the Mandatory Conversion or securities or other consideration to which such Holders are otherwise entitled to as a result of such Business Combination, as the case may be.

                  In connection with any repurchase or conversion of Global Notes pursuant to this Section 4.08, the Global Note or Notes surrendered for repurchase or conversion shall be cancelled to reflect the retirement of such Global Note or Notes resulting from such Mandatory Vote.

                  The Issuer will publicly confirm completion of the purchase or conversion of the Notes on or as soon as practicable after the payment or conversion.

                  The Issuer will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that a Mandatory Repurchase Triggering Event occurs and the Issuer is required to repurchase the Notes under this Section 4.08.

                  Prior to the commencement of an offer under this Section 4.08, the Issuer shall deliver to the Trustee an Officer's Certificate and an Opinion of Counsel (to the extent matters of law are involved) stating that all conditions precedent to such offer have been complied with.

                  Notwithstanding anything to the contrary in this Section 4.08, each Holder shall retain its right to convert some or all of its Notes into Ordinary Shares by exercising its Conversion Rights up to the close of business on the Business Day preceding the Consummation Date.

                  Section 4.09 Limitation on Indebtedness. The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, create, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur"), any Indebtedness, other than Permitted Indebtedness.

                  This Section 4.09 will not prohibit the incurrence of the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms (including any Additional Notes issued in lieu of cash interest as provided in this Indenture), or the payment of dividends on Redeemable Capital Stock in the form of additional shares of the same class of Redeemable Capital Stock, each of which will not be deemed to be an incurrence of Indebtedness or an issuance of Redeemable Capital Stock for purposes of this
Section 4.09; provided in each such case, that the amount thereof is included in Consolidated Interest Expense of the Issuer as accrued, accreted or paid, as applicable.

                  Notwithstanding any other provision in this Section 4.09, the maximum amount that the Issuer or a Restricted Subsidiary may incur pursuant to this Section 4.09 shall not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

                  For purposes of determining compliance with this Section 4.09, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the definition of Permitted Indebtedness, the Issuer, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

                  Section 4.10 Limitation on Restricted Payments.

                  (a) The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, take any of the following actions:

                  (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Capital Stock of the Issuer or any Subsidiary (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire such shares of Qualified Capital Stock);

                  (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of Capital Stock of the Issuer or any Capital Stock of any Affiliate of the Issuer (other than Capital Stock required to be repurchased pursuant to the Scheme and that involves total aggregate consideration of not more than 5.00 Pounds Sterling or Capital Stock of any Wholly-Owned Restricted Subsidiary) or any options, warrants or other rights to acquire such shares of Capital Stock;

                  (iii) make any principal payment on, or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness (other than Subordinated Indebtedness payable to a Wholly-Owned Restricted Subsidiary); or

                  (iv) make any Investment (other than a Permitted Investment);

(such payments or other actions described in (but not excluded from) clauses (i) through (iv) are collectively referred to as "Restricted Payments"), unless at the time of, and immediately after giving effect to, the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of the Issuer, whose determination shall be conclusive and evidenced by a Board Resolution), (1) no Default or Event of Default shall have occurred and be continuing and (2) the aggregate amount of all Restricted Payments declared or made after the date of this Indenture shall not exceed the sum of:

                  (A) the amount of (x) the aggregate amount of the Consolidated Operating Cash Flow (or, if the Consolidated Operating Cash Flow is a negative, minus 100% of the amount) minus (y) 150% of Consolidated Interest Expense, each accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Issue Date and ending on the last day of the last full fiscal quarter ending prior to the date of the Restricted Payment;

                  (B) the aggregate Net Cash Proceeds received by the Issuer after the Issue Date either (x) as capital contributions in the form of common equity to the Issuer or (y) from the issuance or sale (other than to any of its Subsidiaries) of Qualified Capital Stock of the Issuer or any options, warrants or rights to purchase such Qualified Capital Stock of the Issuer (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below in clause (ii) or (iii) of paragraph (b) below) (and excluding the Net Cash Proceeds from the issuance of Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Issuer or any Subsidiary until and to the extent such borrowing is repaid);

                  (C) the aggregate Net Cash Proceeds received after the Issue Date by the Issuer (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase Qualified Capital Stock of the Issuer (and excluding the Net Cash Proceeds from the exercise of any options, warrants or rights to purchase Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Issuer or any Subsidiary until and to the extent such borrowing is repaid); and

                  (D) the aggregate Net Cash Proceeds received after the Issue Date by the Issuer from the conversion or exchange, if any, of debt securities or Redeemable Capital Stock of the Issuer or its Restricted Subsidiaries into or for Qualified Capital Stock of the Issuer plus, to the extent such debt securities or Redeemable Capital Stock were issued after the Issue Date, the aggregate of Net

         Cash Proceeds from their original issuance (and excluding the Net Cash Proceeds from the conversion or exchange of debt securities or Redeemable Capital Stock financed, directly or indirectly, using funds borrowed from the Issuer or any Subsidiary until and to the extent such borrowing is repaid).

                  (b) Notwithstanding paragraph (a) above, the Issuer and any Restricted Subsidiary, as applicable, may take the following actions so long as (with respect to clauses (ii), (iii), (iv), (v) and (vi) below) no Default or Event of Default shall have occurred and be continuing:

                  (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such dividend would have complied with the provisions of paragraph (a) above and such payment will be deemed to have been paid on such date of declaration for purposes of the calculation required by paragraph (a) above;

                  (ii) the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Issuer or any Affiliate of the Issuer, in exchange for, or out of the Net Cash Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of Qualified Capital Stock of the Issuer;

                  (iii) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the Net Cash Proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary) of shares of Qualified Capital Stock of the Issuer;

                  (iv) the purchase of any Subordinated Indebtedness at a purchase price not greater than 101% of the principal amount (including accreted value, if applicable) thereof in the event of a Mandatory Repurchase Triggering Event in accordance with provisions similar to
         Section 4.08; provided that prior to such purchase the Issuer makes the Mandatory Repurchase Offer as provided in Section 4.08 with respect to the Notes and purchases all Notes validly tendered in connection with such Mandatory Repurchase Offer;

                  (v) the purchase, redemption, defeasance or other acquisition or retirement for value by the Issuer of Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent incurrence (other than to a Subsidiary) of, new Subordinated Indebtedness so long as (A) the principal amount (including accreted value, if applicable) of such new Subordinated Indebtedness does not exceed the principal amount (or, if such Subordinated Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Subordinated Indebtedness being so purchased, redeemed, defeased, acquired or retired, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such Subordinated Indebtedness being refinanced or the amount of any premium reasonably determined by the Issuer as necessary to accomplish such refinancing, plus, in either case, the amount of expenses of the Issuer incurred in connection with such refinancing, (B) such new Subordinated Indebtedness is subordinated to the Notes to the same extent as such Subordinated Indebtedness so purchased, redeemed, defeased, acquired or retired and
         (C) such new Subordinated Indebtedness has an Average Life longer than the Average Life of the Notes and a Stated Maturity of principal later than the Stated Maturity of principal of the Notes; and

                  (vi) the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of any Restricted Subsidiary if, as a result of such purchase, redemption, other acquisition or retirement, the Issuer increases its percentage ownership, directly or indirectly through their Restricted Subsidiaries, of such Restricted Subsidiary.

                  The actions described in clauses (i) and (iv) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken or made in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under paragraph (a) and the actions described in clauses (ii), (iii), (v) and (vi) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken or made in accordance with this paragraph (b) and shall not reduce the amount that would otherwise be available for Restricted Payments under paragraph (a) of Section 4.10.

                  The application of the net cash proceeds of any issuance or sale of Capital Stock under clause (ii) or (iii) of paragraph (b) above shall not be "substantially concurrent" with the issuance or sale if the amount of such proceeds has been included in any calculation of Total Incremental Equity.

                  Section 4.11 Limitation on Liens. The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on or with respect to any of its property or assets, including any shares of stock or indebtedness of any Restricted Subsidiary, whether owned at the date of this Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and (y) in the case of any other Lien, the Notes are equally and ratably secured with the obligation or liability secured by such Lien.

                  Section 4.12 [Intentionally Omitted]

                  Section 4.13 Additional Amounts. All payments made by the Issuer under or with respect to any Notes shall be made free and clear of, and without withholding or deduction for or on account of, any present or future Taxes imposed or levied by or on behalf of any Taxing Authority within each of the Kingdom of Spain, the United Kingdom, the United States of America or within any other jurisdiction in which the Issuer is organized or engaged in business for tax purposes, unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer is required to withhold or deduct any amount for or on account of Taxes imposed by a Taxing Authority within each of the Kingdom of Spain, the United Kingdom, the United States of America or within any other jurisdiction in which the Issuer is organized or engaged in business for tax purposes, from any payment made under or with respect to the Notes or any Guarantee, respectively, the Issuer will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder and beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts shall be payable with respect to a payment made to a holder of Notes or to a third party on behalf of a holder of Notes (each an "Excluded Holder") with respect to any Tax (A) which would not have been imposed, payable or due: (i) but for the existence of any present or former connection between the holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such Notes) and each of the Kingdom of Spain, the United Kingdom, the United States of America or any other jurisdiction in which the Issuer is organized or engaged in business for tax purposes other than the holding of the Notes; (ii) but for the failure to comply upon written notice by the Issuer delivered 60 days prior to any payment date with a request by the Issuer to satisfy any certification, identification or any other reporting requirements, whether imposed by statute, treaty, regulation or administrative practice concerning nationality, residence or connection with each of the Kingdom of Spain, the United Kingdom, the United States of America or any other jurisdiction in which the Issuer is organized or engaged in business for tax purposes; (iii) if the presentation of Definitive Registered Notes for payment had occurred within 30 days after the date such payment was due and payable or was provided for, whichever is later; (iv) if the beneficial owner of, or person ultimately entitled to obtain an interest in, such Notes had been the holder of the Notes and would not be entitled to the payment of Additional Amounts; (v) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of earnings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or (vi) by or on behalf of a Holder who would have been able to avoid such withholding or deduction by, presenting the relevant Note to another Paying and Conversion Agent in a Member State of the European Union; or (B) in the nature of any estate, inheritance, gift, transfer, sales or excise tax. The Issuer shall also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer shall make reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Taxing Authority imposing such Taxes. The Issuer shall furnish to the holders of the Notes, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, either certified copies of tax receipts evidencing such payment by the Issuer or, if such receipts are not obtainable, other evidence of such payments by the Issuer.

                  At least 5 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer shall be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee, the Paying and Conversion Agent and the Book-Entry Depositary an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Paying and Conversion Agent to pay such Additional Amounts to the holders of Notes on the payment date.

                  Whenever in this Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest or of any other amount payable under or with respect to any of the Notes, such mention shall be deemed to include mention of the payment of Additional

Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

                                   ARTICLE V

                             SUCCESSOR CORPORATION

                  Section 5.01 Limitation on Merger, Sale or Consolidation. (a) The Issuer shall not, directly or indirectly, consolidate with or merge with or into another Person or sell, lease or otherwise dispose of all or substantially all of its assets (on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons (other than to its Wholly-Owned Restricted Subsidiaries), unless (i) either (a) in the case of a merger or consolidation, the Issuer is the surviving entity or (b) the resulting, surviving Person in such merger or consolidation (if not the Issuer), or transferee entity (in the case of a sale, lease or other disposition of assets) is a company organized under the laws of any member of the European Union on the date hereof or any state of the United States and expressly assumes by supplemental indenture all of the obligations of the Issuer in connection with the Notes and the Indenture; (ii) no Default or Event of Default shall exist or shall occur immediately before or after giving effect on a pro forma basis to such transaction; and (iii) the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and, if a supplemental indenture is required, such supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transactions have been satisfied. Notwithstanding the foregoing, none of the foregoing conditions shall apply, so long as not later than the effective date of any such merger, consolidation or other Business Combination, all of the Notes then outstanding shall have been repurchased for cash or converted in accordance with Section 4.08, or converted into Ordinary Shares as contemplated by Section 3.02 or
Section 6.12.

                  (b) For purposes of clause (a) of this Section 5.01 and
Section 6.06, the sale, assignment, lease or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer, which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer, unless such disposition is to the Issuer or a Wholly-Owned Restricted Subsidiary of the Issuer.

                  Section 5.02 Successor Corporation Substituted. Upon any permitted consolidation or merger or any permitted sale, lease or other disposition of all or substantially all of the assets of the Issuer in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Issuer is merged or to which such sale, lease or other disposition is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture with the same effect as if such successor corporation had been named therein as the Issuer, and when a successor corporation duly assumes all of the obligations of the Issuer pursuant hereto and pursuant to the Notes, the predecessor shall be released from such obligations.

                                   ARTICLE VI

                               CONVERSION OF NOTES

                  Section 6.01 Conversion Right. (a) Subject to and upon compliance with the provisions of this Article VI, at the option of the Holder thereof, any Note may be converted, in whole, or in part in multiples of Euro
1.00 principal amount, into fully paid and non-assessable Ordinary Shares issuable upon conversion of the Notes (the "Conversion Right"), at the Conversion Price in effect at the Conversion Date, until and including, but not after the close of business on the Stated Maturity, provided that; if (i) such Note or some portion thereof shall have been called for redemption or delivered for repurchase prior to the Stated Maturity and (ii) no default shall have been made in making due provision for the payment of the redemption price or the Mandatory Repurchase Payment or Mandatory Conversion in accordance with the terms of this Indenture, then, with respect to each Note or portion thereof as has been so called for redemption or delivered for repurchase, such Note or portion thereof may be so converted until and including, but not after, the close of business on the Business Day prior to the Redemption Date or Consummation Date, as applicable, for such Note, unless the Issuer subsequently fails to pay the applicable redemption price or make the Mandatory Repurchase Payment or Mandatory Conversion, as the case may be. For the avoidance of doubt, Notes which have been called for redemption or delivered for repurchase and in respect of which a Conversion Right has been exercised by the aforementioned deadlines, shall be converted into Ordinary Shares as promptly as practical following exercise of the Conversion Right, notwithstanding the waiting periods referenced in Section 6.01(b).

                  (b) The Issuer shall be required to honor and accommodate Conversion Notices (i) at least once every calendar month (or portion thereof, in the case of that month which contains the Issue Date) (each, an "Initial Conversion Period") in the one-year period commencing on the Issue Date, provided that Conversion Notices delivered to the Issuer on or prior to the last Business Day of each month and with respect to which the Conversion Notice Date has occurred within such Initial Conversion Period) need be honored by the end of the following month (with any Conversion Notices delivered thereafter or delivered during such Initial Conversion Period but in respect of which the Conversion Notice Date has occurred after the end of the relevant Initial Conversion Period, to be honored by the end of the immediately following month), and (ii) at least once every calendar quarter, on and after the first anniversary of the Issue Date (each, a "Subsequent Conversion Period"), provided that Conversion Notices delivered to the Issuer on or prior to the last Business Day of that calendar quarter's end and with respect to which the Conversion Notice Date has occurred on such Subsequent Conversion Period need be honored by the end of the first month of the following quarter. Notwithstanding the foregoing, the Issuer shall be required to honor and accommodate, as promptly as practicable following receipt of one or more Conversion Notices in any given Initial or Subsequent Conversion Period, received from one or more Holders, relating to 10% or more of the aggregate Principal Amount of Initial Notes originally issued, and in any event during the month following the Conversion Notice Date relating to the last of the Conversion Notices so received. To satisfy its obligations pursuant to this Section 6.01(b), the Issuer shall be required to take all actions, including without limitation the preparation and filing of one or more Spanish listing prospectuses, to give effect to Conversion Notices received and to cause the listing of Ordinary Shares on the Nuevo Mercado (or if the Ordinary Shares shall not at the relevant time be quoted or listed thereon, on the principal securities exchange or interdealer quotation system on which the Ordinary Shares are then listed or quoted).

                  Section 6.02 Conversion Procedures. (a) To exercise its Conversion Right, a Holder of Definitive Registered Notes must:

                  (i) duly complete and manually sign a Conversion Notice in the form of Exhibit D hereto (a "Conversion Notice") and deliver (or cause to be delivered) such Conversion Notice to the Paying and Conversion Agent;

                  (ii) surrender the Definitive Note to the Registrar for cancellation;

                  (iii) if required, furnish appropriate endorsements and transfer documents; and

                  (iv) if required but subject to Section 6.08, pay any taxes and capital, stamp, issue and registration duties arising on the exercise of such Conversion Right, and all taxes, if any, arising by reference to any disposal or deemed disposal of any Ordinary Shares in connection with the exercise of such Conversion Right.

                  (b) To exercise its Conversion Right, a holder of Book-Entry Interests must:

                  (i) duly complete and manually sign a Conversion Notice and deliver (or cause to be delivered) such Conversion Notice to the Issuer and the Paying and Conversion Agent;

                  (ii) transfer such Book-Entry Interests to the Paying and Conversion Agent by book-entry transfer for cancellation;

                  (iii) if required, furnish appropriate endorsements and transfer documents; and

                  (iv) if required but subject to Section 6.08, pay any taxes and capital, stamp, issue and registration duties arising on the exercise of such Conversion Right, and all taxes, if any, arising by reference to any disposal or deemed disposal of any Ordinary Shares in connection with the exercise of such Conversion Right.

                  (c) Once delivered, a Conversion Notice will, unless the Conversion Date has not occurred within the month following the Conversion Notice Date (other than as a result of such Holder or holder not complying with Section 6.02(a) or 6.02(b) or the Issuer otherwise consents in writing, be irrevocable; provided, that if the Issuer is unable to effect the conversion as provided in Section 6.01, a Holder can revoke the Conversion Notice and keep the Notes.

                  (d) A Conversion Notice will be duly completed only if the Holder fully completes the form and thereby makes any necessary representations set forth in the Conversion Notice. The Company, the Trustee or the Paying and Conversion Agent may reject any incomplete or incorrect notice, provided, however, that no such rejection may impair any Holder's conversion rights pursuant hereto. All costs and expenses incurred or caused by an incomplete or incorrect notice shall be for the account of the Person submitting such Conversion Notice.

                  (e) The first Business Day following the date on which all of the foregoing requirements set forth in clauses (a) (b) and (d) above have been satisfied is the "Conversion Notice Date." Subject to Section 6.01(b), Ordinary Shares to be issued upon conversion or exchange of Notes shall be issued and registered within the month following the relevant Conversion Notice Date (the date of such issuance being referred to herein as the "Conversion Date") in the name(s) of the Person completing the Conversion Notice.

                  (f) Unless and until the Conversion Date has occurred with respect to any Notes or Book-Entry Interests as to which the Holder has exercised its Conversion Right, such holder shall retain all rights with respect to such Notes or Book-Entry Interests and any such Notes or Book-Entry Interests delivered to the Paying and Conversion Agent shall be held by the Paying and Conversion Agent for the sole benefit of the holder thereof until the Conversion Date.

                  (g) In connection with the foregoing, at least 20 Business Days prior to the Conversion Date with respect to any Notes, the Paying and Conversion Agent will deliver to the Issuer, the Trustee and the Transfer Agent a copy of the applicable Conversion Notice and any documents required to be delivered therewith. Each such delivery to the Transfer Agent shall indicate whether the Ordinary Shares to be delivered pursuant thereto must bear a legend pursuant to the terms hereof and, if so, the text of such legend.

                  (h) If the owner of a Book-Entry Interest shall exercise Conversion Rights attaching to Notes represented by a Global Note in the manner set out in this Indenture, upon transfer or surrender of such Book-Entry Interest to the account of the Book-Entry Depositary maintained with the Depositary, the Book-Entry Depositary shall promptly (i) deliver the relevant Global Note (and any certificates and transfer instructions) to the Paying and Conversion Agent for endorsement to reflect the reduction in principal amount of such Global Note resulting from such Conversion, (ii) request that the Paying and Conversion Agent deliver all certificates and instructions relating to such Conversion to the Registrar, and (iii) instruct the Depositary to cancel the Book-Entry Interest surrendered or transferred to the account of the Book-Entry Depositary maintained with the Depositary.

                  (i) In respect of any exercise of Conversion Rights by a holder of Book-Entry Interests, on the Conversion Date related thereto, the Paying and Conversion Agent shall (i) endorse the relevant Global Notes with the relevant decrease to reflect such conversion and (ii) thereafter, return such Global Notes to the Book-Entry Depositary.

                  (j) The Paying and Conversion Agent will cause duly surrendered Notes to be presented to the Issuer in exchange for the number of newly issued Ordinary Shares issuable upon conversion of such Notes at the Conversion Price in effect on the relevant Conversion Date.

                  (k) Upon conversion of any Definitive Registered Note which is converted in part only, the Company shall execute and the Trustee shall authenticate and make available for delivery to the Holder thereof, at the expense of the Company, a new Definitive Registered Note or Definitive Registered Notes in authorized denominations in a principal amount equal to the unconverted portion of such Definitive Registered Note.

                  Section 6.03 No Fractional Interests. No fractions of shares or scrip representing fractions of shares shall be issued upon conversion of Notes. If more than one Note shall be surrendered for conversion at one time by the same Holder, the number of full shares which shall be issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount (or specified portion thereof) of the Notes so surrendered. If any fraction of any Ordinary Share would, except for the foregoing provisions of this Section 6.02, be issuable on the conversion of any Note or Notes, the Issuer shall instead (a) round down to the next whole Ordinary Share, in the case of a fraction that is less than or equal to 0.49, or (b) round up to the next whole Ordinary Share, in the case of a fraction that is equal to or greater than 0.50.

                  Section 6.04 Conversion Price. The conversion price per Ordinary Share issuable upon conversion of the Notes (as such price may be adjusted, herein called the "Conversion Price") shall initially be Euro 0.68 (which reflects a conversion rate of 1,471 Ordinary Shares per Euro 1,000 in principal amount of Notes, equal to 1.471 Ordinary Shares per Euro 1.00 in principal amount of Notes).

                  Section 6.05 Adjustment of Conversion Price. The Conversion Price shall be subject to adjustment from time to time as follows:

                  (a) In case there shall be made or paid a dividend or made a distribution in Ordinary Shares on any class of Capital Stock of the Issuer, the Conversion Price in effect immediately following the record date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the number of Ordinary Shares outstanding at the close of business on such record date and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution on the outstanding shares of such class of Capital Stock. An adjustment made pursuant to this subsection (a) shall become effective immediately after such record date, except as provided in subsections (i) and
(j) below. For the purposes of this subsection (a), the number of Ordinary Shares at any time outstanding shall not include shares held in the treasury of the Issuer. The Issuer will not pay any dividend or make any distribution on Ordinary Shares held in the treasury of the Issuer.

                  (b) In case the Issuer shall (i) subdivide or reclassify its outstanding Ordinary Shares into a greater number of shares or (ii) combine or reclassify its outstanding Ordinary Shares into a smaller number of shares, the Conversion Price in effect immediately following the effectiveness of such action shall be adjusted by multiplying such Conversion Price by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately prior to such subdivision, combination or reclassification and the denominator shall be the number of shares outstanding immediately after giving effect to such subdivision, combination or reclassification. An adjustment made pursuant to this subsection (b) shall become effective immediately, after the effective date of a subdivision, combination or reclassification except as provided in subsections (i) and (j) below

                  (c) Subject to Section 6.05(n), in case there shall be an issuance or issuances of (x) Ordinary Shares, for cash or other consideration (other than upon the exercise or conversion of any Shareholder Rights, the 2002 Share Options or other employee options issued after the record date of the Scheme), or (y) rights, options or warrants ("Shareholder Rights") to all or substantially all holders of outstanding Ordinary Shares entitling them to subscribe for or purchase Ordinary Shares, in each case, at a price per share less than the then current market price per Ordinary Share (as determined pursuant to subsection (g) below) on the date of issuance, in the case of clause (x) or record date fixed for determination of the shareholders entitled to receive such Shareholder Rights, in the case of clause (y), as the case may be, the Conversion Price shall be adjusted to a price, computed to the nearest Euro cent, so that the same shall equal the price determined by multiplying:

                  (i) such Conversion Price by a fraction, of which

                  (ii) the numerator shall be (A) the number of Ordinary Shares outstanding on such date of issuance or record date plus (B) the number of shares which the aggregate offering price of the total number of shares so issued and sold, or offered for subscription or purchase, would purchase at such current market price (determined by multiplying such total number of shares by the actual share price or exercise price of such Shareholder Rights, as the case may be, and dividing the product so obtained by such current market price), and of which

                  (iii) the denominator shall be (A) the number of Ordinary Shares outstanding on such record date plus (B) the number of additional Ordinary Shares which are so issued and sold, or offered for subscription or purchase, as the case may be.

                  Such adjustment shall become effective immediately after the issue and sale date or record date for the determination of holders entitled to receive such Shareholder Rights, as the case may be, except as provided in subsection (i), (j) and (l) below; provided, however, that if any such Shareholder Rights issued by the Issuer as described in this subsection (c) are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted as provided in this subsection (c) until the earliest of such triggering event occurs. Upon the expiration or termination of any Shareholder Rights without the exercise of such Shareholder Rights, the Conversion Price then in effect shall be adjusted immediately to the Conversion Price which would have been in effect at the time of such expiration or termination had such Shareholder Rights, to the extent outstanding immediately prior to such expiration or termination, never been issued.

                  (d) In case there shall be a distribution to all or substantially all holders of Ordinary Shares, of any assets, evidences of indebtedness, cash or securities (other than (w) dividends or distributions exclusively in cash, (x) any dividend or distribution described in subsection
(a), (b) or (c) above or (y) any distribution of rights, warrants or options subject to subsection (1) below or any distribution in connection with a liquidation, dissolution or winding up of the Issuer) then in each such case the Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying such Conversion Price by a fraction of which the numerator shall be the then current market price per Ordinary Share outstanding (determined as provided in subsection (g) below) on such record date less the then fair market value (as reasonably determined in good faith by the Board of the Issuer whose determination shall be conclusive and described in a Board Resolution) of the portion of the evidences of indebtedness, securities, cash or assets so distributed applicable to one Ordinary Share, and of which the denominator shall be such current market price per Ordinary Share (determined as provided in subsection (g) below) on such record date. Such adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution, except as provided in subsections (i), (j) and (l) below. If the Board of the Issuer determines the fair market value of any distribution for purposes of this subsection (d) by reference to the actual or when issued trading market for any securities comprising such distribution, it must in doing so consider, among any other facts or advice it deems relevant, the prices in such market over the same period used in computing the current market price per share pursuant to subsection (g) of this Section.

                  (e) In case there shall be made any distribution consisting exclusively of cash (excluding any cash portion of distributions for which an adjustment is required to be made in accordance with subsection (d) above), to all or substantially all holders of Ordinary Shares in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the 12 months immediately preceding the record date fixed for determination of the shareholders entitled to such distribution in respect of which no adjustment pursuant to this subsection (e) or (f) has been made and (ii) any cash and the fair market value (as reasonably determined by the Board of Directors whose determination shall be conclusive and described in a resolution of the Board of Directors), at the time of payment, of other consideration paid or payable in respect of any tender offer by the Issuer or any of its Subsidiaries for Ordinary Shares concluded within the 12 months immediately preceding the record date fixed for determining the shareholders entitled to such distribution in respect of which no adjustment pursuant to this subsection (e) or (f) has been made, exceeds 5.0% of the Issuer's market capitalization (defined as being the product of the then current market price of the Ordinary Shares (determined as provided in subsection (g) below) times the number of Ordinary Shares then outstanding) on the record date fixed for the determination of the shareholders entitled to such distribution, in each such case the Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying such Conversion Price by a fraction of which the numerator shall be the then current market price per Ordinary Share (determined as provided in subsection (g) below) on such record date less the amount of the cash and/or fair market value (as reasonably determined in good faith by the Board of Directors of the Issuer whose determination shall be conclusive and described in a Board Resolution) of other consideration so distributed applicable to one Ordinary Share, and of which the denominator shall be such current market price per Ordinary Share outstanding (determined as provided in subsection (g) below) on such record date. Such adjustment shall become effective immediately prior to the opening of business on the later of (x) the date following the date fixed for the payment of such distribution and (y) the date 20 days after the notice relating to such distribution is given, except as provided in subsections (i) and (j) below, after the record date for the determination of shareholders entitled to receive such distribution.

                  (f) In case the Issuer or any Subsidiary of the Issuer shall complete a tender offer for all or any portion of the Ordinary Shares (any such tender offer being referred to as a "Self Tender") that involves an aggregate consideration having a fair market value (as reasonably determined by the Board of Directors whose determination shall be conclusive and described in a resolution of the Board of Directors), as of the expiration of such Self Tender (the "Expiration Time") that, together with (i) any cash and the fair market value (as reasonably determined by the Board of Directors whose determination shall be conclusive and described in a resolution of the Board of Directors) of any other consideration paid (at the time of payment) in respect of any other Self Tender, as of the expiration of such other Self Tender, expiring within the 12 months preceding the expiration of such Self Tender and in respect of which no Conversion Price adjustment pursuant to this subsection (f) has been made and (ii) the aggregate amount of any all-cash distributions referred to in subsection (e) of this Section 6.05 to all holders of Ordinary Shares within the 12 months preceding the expiration of such Self Tender for which no Conversion Price adjustment pursuant to such subsection (e) has been made, exceeds 5.0% of the product of the then current market price per Ordinary Share (determined as provided in subsection (g) below) at the Expiration Time times the number of Ordinary Shares outstanding (including any tendered shares) at the Expiration Time, the Conversion Price in effect immediately following such Expiration Time shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be (i) the product of the then current market price per Ordinary Share (determined as provided in subsection (g) below) at the Expiration Time times the number of Ordinary Shares outstanding (including any tendered shares) at the Expiration Time minus (ii) the fair market value (determined as aforesaid) of the aggregate consideration payable to shareholders based on the acceptance (up to any maximum specified in the terms of the Self Tender) of all shares validly tendered and not withdrawn as of the Expiration Time (the shares deemed so accepted being referred to as the "Purchased Shares") and the denominator shall be the product of (i) such current market price per Ordinary Share at the Expiration Time times (ii) such number of outstanding shares at the Expiration Time less the number of Purchased Shares, such reduction to become effective immediately prior to the opening of business on the day following the Expiration Time; provided that, if the number of Purchased Shares or the aggregate consideration payable therefor have not been finally determined by such opening of business, the adjustment required by this subsection (f) shall, pending such final determination, be made based upon the preliminary results of such Self Tender announced by the Issuer, and, after such final determination shall have been made, the adjustment required by this subsection (f) shall be made based upon the number of purchased shares and the aggregate consideration payable therefor as so finally determined, effective immediately prior to the opening of business on the day immediately following the day such final determination shall have been made. For purposes of this subsection (f), the fair market value of any consideration, paid otherwise than in cash with respect to a Self Tender and paid upon the issuance or conversion of Notes, shall be reasonably determined in good faith by the Board of Directors of the Issuer and described in a Board Resolution.

                  (g) For the purpose of any computation under subsections (c),
(d), (e) and (f) above of this Section, the current market price per Ordinary Share on the date of issuance or the date fixed for determination of the shareholders entitled to receive the issuance or distribution requiring such computation or the Expiration Time, as the case may be (the "Determination Date") shall be deemed to be the average of the Closing Prices for the 15 consecutive Trading Days selected by the Issuer commencing not more than 20 Trading Days before, and ending not later than the Determination Date; provided, however, that (i) if the "ex" date for any event (other than the issuance or distribution requiring such computation) that requires an adjustment to the Conversion Price pursuant to subsection (a), (b), (c), (d), (e) or (f) above occurs on or after the 20th Trading Day prior to the Determination Date and prior to the "ex" date for the issuance or distribution requiring such computation, the Closing Price for each Trading Day prior to the "ex" date for such other event shall be adjusted by multiplying such Closing Price by the same fraction by which the Conversion Price is so required to be adjusted as a result of such other event, (ii) if the "ex" date for any event (other than the issuance or distribution requiring such computation) that requires an adjustment to the Conversion Price pursuant to subsection (a), (b), (c), (d), (e) or (f) above occurs on or after the "ex" date for the issuance or distribution requiring such computation and on or prior to the Determination Date, the Closing Price for each Trading Day on and after the "ex" date for such other event shall be adjusted by multiplying such Closing Price by the reciprocal of the fraction by which the Conversion Price is so required to be adjusted as a result of such other event, and (iii) if the "ex" date for the issuance or distribution requiring such computation is on or prior to the Determination Date, after taking into account any adjustment required pursuant to clause (ii) of this proviso, the Closing Price for each Trading Day on and after the "ex" date shall be adjusted by adding thereto the amount of any cash and the fair market value (as determined by the Board Directors in a manner consistent with any determination of such value for the purposes of subsection (d) or (e) of this Section, whose determination shall be conclusive and described in a Board Resolution of the Issuer) of the evidences of indebtedness, shares of capital stock or other securities or assets being distributed (in the distribution requiring such computation) applicable to one Ordinary Share as of the close of business on the day before such "ex" date. For the purpose of any computation under subsection (f) of this Section, the current market price per Ordinary Share at the Expiration Time for the self tender offer requiring such computation shall be deemed to be the average of the Closing Prices for the 5 consecutive Trading Days selected by the Issuer commencing on or after the latest (the "Commencement Date") of (i) the date 20 Trading Days before the Expiration Time, (ii) the date of commencement of such self tender offer and
(iii) the date of the last amendment, if any, of such tender offer involving a change in the maximum number of shares for which tenders are sought or a change in the consideration offered, and ending not later than the Expiration Time of such tender offer; provided, however, that if the "ex" date for any event (other than the tender offer requiring such computation) that request an adjustment to the Conversion Price pursuant to subsection (a), (b), (c), (d), (e) or (f) above occurs on or after the Commencement Date and prior to the Expiration Time for the self tender offer requiring such computation, the Closing Price for each Trading Day prior to the "ex" date for such other event shall be adjusted by multiplying such Closing Price by the same fraction by which the Conversion Price is so required to be adjusted as a result of such other event. For purposes of this subsection, the term "ex" date, (i) when used with respect to any issuance or distribution, means the first date on which the Ordinary Shares trades regular way on the relevant exchange or in the relevant market from which the Closing Price was obtained without the right to receive such issuance or distribution, (ii) when used with respect to any subdivision or combination of Ordinary Shares, means the first date on which the Ordinary Shares trades regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective, and (iii) when used with respect to any tender offer means the first date on which the Ordinary Shares trades regular way on such exchange or in such market after the Expiration Time of such tender offer (as it may be amended or extended). Notwithstanding the foregoing, if the fraction by which the Conversion Price is required to be adjusted as a result of any event (other than the issuance, distribution or tender offer, as the case may be, requiring such computation) cannot be determined for any Trading Day during the period of 20 Trading Days contemplated by the first sentence of this subsection and clause (i) of the second sentence of this subsection, then the 5 consecutive Trading Days selected by the Issuer shall, in the case of the first sentence of this subsection and clause (i) of the second sentence of this subsection, commence not more than 25 Trading Days before such Determination Date or Expiration Time, as the case may be, instead of 20 Trading Days before such Determination Date or Expiration Time, as the case may be, as provided above.

                  (h) In addition to the foregoing adjustments in subsections
(a), (b), (c), (d), (e) and (f) above, the Issuer, from time to time and to the extent permitted by law, may reduce the Conversion Price by any amount for at least 20 Business Days, if the Board of the Issuer has made a determination, which determination shall be conclusive, that such reduction would be in the best interests of the Issuer. The Issuer shall give notice to the Trustee and cause notice of such reduction to be mailed to each Holder of Notes at such Holder's address as the same appears on the registry books of the Registrar, at least 15 days prior to the date on which such reduction commences. The Issuer may, at its option, also make such reductions in the Conversion Price in addition to those set forth above, as the Board of the Issuer deems advisable to avoid or diminish any income tax to holders of Ordinary Shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States federal income or other tax purposes.

                  (i) In any case in which this Section 6.05 shall require that an adjustment be made immediately following a record date, the Issuer may elect to defer the effectiveness of such adjustment (but in no event until a date later than the effective time of the event giving rise to such adjustment), in which case the Issuer shall, with respect to any Note converted after such record date and on and before such adjustment shall have become effective (i) defer issuing to the Holder of such Note the number of Ordinary Shares and other capital stock of the Issuer (or other assets or securities) issuable upon such conversion in excess of the number of Ordinary Shares and other Capital Stock of the Issuer issuable thereupon only on the basis of the Conversion Price prior to adjustment, and (ii) not later than five Business Days after such adjustment shall have become effective, issue to such Holder the additional Ordinary Shares and other Capital Stock of the Issuer issuable on such conversion. Notwithstanding the foregoing, no adjustment of the Conversion Price shall be made if the event giving rise to such adjustment does not occur.

                  (j) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Conversion Price; provided that any adjustments which by reason of this subsection (j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment, and provided further that an immediate adjustment of the initial Conversion Price shall be required upon the issuance of Additional Shares. All calculations under this Article VI shall be made to the nearest Euro cent or to the nearest one-hundredth of a share, as the case may be. In no event shall the Conversion Price be less than or equal to zero or less than the par value of an Ordinary Share, in which event the Conversion Price shall be increased to such par value, and if the Issuer's Ordinary Shares are without par value, the Conversion Price in such event would be reduced to one Euro cent per share.

                  (k) Whenever the Conversion Price is adjusted as herein provided the Issuer shall promptly (i) file with the Trustee and the Paying and Conversion Agent an Officers' Certificate setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment and showing in reasonable detail the facts upon which such adjustment is based, which certificate shall be conclusive evidence of the correctness of such adjustment, and (ii) mail or cause to be mailed a notice of such adjustment to each Holder of Notes at such Holder's address as the same appears on the registry books of the Registrar. Unless and until a Trust Officer has received an Officers' Certificate setting forth an adjustment of the Conversion Price, the Trustee may assume that no such adjustment has been made and that the last Conversion Price for which the Trustee has received an Officers' Certificate is the current Conversion Price. Neither the Trustee nor the Paying and Conversion Agent shall be under any duty or responsibility with respect to any such Officers' Certificate or the information and calculation contained therein, except to exhibit the same to any Holder deserving inspection thereof, at its office during normal business hours.

                  (l) In the event that the Issuer distributes rights, warrants or options pro rata to holders of Ordinary Shares instead of making an adjustment in the Conversion Price under Section 6.05(c) or (d), the Issuer may make proper provision so that, so long as any such rights, warrants or options have not expired or been redeemed by the Issuer, the Holder of any Note surrendered for conversion will be entitled to receive upon such conversion, in addition to the Ordinary Shares issuable upon such conversion (the "Conversion Shares"), a number of rights, warrants or options to be determined as follows:
(i) if such conversion occurs on or prior to the date for the distribution to the holders of rights, warrants or options of separate certificates evidencing such rights, warrants or options (the "Distribution Date"), the same number of rights, warrants or options to which a holder of a number of Ordinary Shares equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights, warrants or options, and (ii) if such conversion occurs after such Distribution Date, the same number of rights, warrants or options to which a holder of the number of Ordinary Shares into which the principal amount of such Note so converted was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights, warrants or options.

                  (m) For purposes of this Section, a tender offer shall not include privately negotiated or open market purchases of Ordinary Shares unless such purchases are subject to Regulation 14D or Regulation 14E promulgated under the Exchange Act, or any successor provisions thereto.

                  (n) Notwithstanding anything in this Indenture to the contrary, in case there shall be an issuance of Ordinary Shares upon the exercise of any Notes, April Warrants, July Warrants or Existing Options (other than 2002 Share Options), such issuance shall not result in an adjustment to the Conversion Price or number of Ordinary Shares issuable upon conversion of the Notes. Subject to the last sentence of this Section 6.05(n), upon the exercise of any (x) other employee options issued after the record date of the Scheme (other than Shareholder Rights) or (y) 2002 Share Option that has been repriced and therefore no Additional Shares have been issued with respect to such 2002 Share Option pursuant to Clause 3.10 of the Scheme, the Conversion Price shall be adjusted to a price, computed to the nearest Euro cent, so that the same shall equal the price determined by multiplying such Conversion Price by a fraction, of which the numerator shall be the number of Ordinary Shares outstanding before such date of option exercise, and of which the denominator shall be the sum of the number of Ordinary Shares outstanding before such date of option exercise plus the number of Ordinary Shares issued upon such option exercise. Subject to the last sentence of this Section 6.05(n), notwithstanding anything herein to the contrary, the time of any adjustment specified in Section 6.05(n)(y) shall be accelerated to occur immediately prior to any Mandatory Conversion. In the case of the issue of Additional Shares pursuant to Clause
3.10 of the Scheme, the Conversion Price shall be adjusted immediately to a price, computed to the nearest Euro cent, so that the same shall equal the price determined by multiplying such Conversion Price by a fraction, of which the numerator shall be the number of Ordinary Shares outstanding before the issue of the Additional Shares, and of which the denominator shall be the sum of the number of Ordinary Shares outstanding before the issue of Additional Shares plus the number of Additional Shares issued plus the number of 2002 Share Options that have not been cancelled or repriced. For the avoidance of doubt, if the adjustment to the Conversion Price specified in the immediately preceding sentence is made then there will not be an adjustment upon any exercise of any 2002 Share Options or immediately prior to any Mandatory Conversion on account of any 2002 Share Options.

                  Section 6.06 No Continuation of Conversion Right Following Business Combinations.

                  In connection with any Business Combination, all of the Notes shall be repurchased for cash or converted into Ordinary Shares in accordance with this Indenture and none of the Notes, and the Conversion Rights formerly associated with the Notes, shall survive any Business Combination.

                  Section 6.07 Notice of Certain Events. In case:

                  (a) the Issuer shall declare a dividend (or any other distribution) payable to the holders of Ordinary Shares (other than cash dividends);

                  (b) the Issuer shall authorize the granting to all or substantially all the holders of Ordinary Shares of rights, warrants or options to subscribe for or purchase any shares of stock of any class or of any other rights;

                  (c) the Issuer shall authorize any reclassification or change of the Ordinary Shares (including a subdivision or combination of its outstanding Ordinary Shares), or any Business Combination or consolidation or merger to which the Issuer is a party and for which approval of any shareholders of the Issuer is required, or the sale or conveyance of all or substantially all the property or business of the Issuer;

                  (d) there shall be proposed any voluntary or involuntary dissolution, liquidation or winding-up of the Issuer; or

                  (e) the Issuer or any of its Subsidiaries shall complete a Self Tender, as defined in Section 6.05(f);

then, the Issuer shall cause to be filed at the office or agency maintained for the purpose of conversion of the Notes as provided in Section 6.02 hereof, and shall cause to be mailed to each Holder of Notes, at such Holder's address as it shall appear on the registry books of the Registrar, at least 10 days before the date hereinafter specified (or the earlier of the dates hereinafter specified, in the event that more than one date is specified), a notice stating the date on which (1) a record is expected to be taken for the purpose of such dividend, distribution, rights, warrants or options or a Self Tender, or if a record is not to be taken, the date as of which the holders of Ordinary Shares of record to be entitled to such dividend, distribution, rights, warrants or options or to participate in such Self Tender are to be determined, or (2) such reclassification, change, consolidation, merger, sale, conveyance, dissolution, liquidation or winding-up is expected to become effective and the date, if any is to be fixed, as of which it is expected that holders of Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such reclassification, change, consolidation, merger, sale, conveyance, dissolution, liquidation or winding-up.

                  Section 6.08 Taxes on Conversion. The Issuer will pay any and all documentary, stamp or similar taxes payable to each of the United Kingdom, Spain and the United States of America, or any political subdivision or taxing authority of or in each of the United Kingdom, Spain and the United States of America, in respect of the issue or delivery of Ordinary Shares on conversion of Notes pursuant thereto; provided, however, that the Issuer shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Ordinary Shares in a name other than that of the Holder of the Notes to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Issuer the amount of any such tax or has established, to the satisfaction of the Issuer, that such tax has been paid, and provided further that the Holder shall be responsible for any United Kingdom stamp duty reserve tax due on Notes (or Ordinary Shares or the securities issuance upon conversion of the Notes) deposited by that Holder into Euroclear or other clearing system. The Issuer extends no protection with respect to any other taxes imposed in connection with conversion of Notes.

                  Section 6.09 Issuer to Provide Stock. The Issuer shall reserve, free from preemptive rights, out of its authorized but unissued shares, sufficient shares to provide for the conversion of the Notes from time to time as such Notes are presented for conversion, provided that nothing contained in this Section 6.09 shall be construed to preclude the Issuer from satisfying its obligations in respect of the conversion of Notes by delivery of repurchased Ordinary Shares which are held in the treasury of the Issuer.

                  If any Ordinary Shares to be reserved for the purpose of conversion of Notes hereunder require registration with or approval of any governmental authority under any Federal or state law before such shares may be validly issued or delivered upon conversion, then the Issuer covenants that it will in good faith and as expeditiously as possible use its reasonable efforts to secure such registration or approval, as the case may be; provided, however, that nothing in this Section 6.09 shall be deemed to limit in any way the obligations of the Issuer provided in this Article VI.

                  The Issuer covenants that all Ordinary Shares which may be issued upon conversion of Notes will upon issue be fully paid and non-assessable by the Issuer and free of preemptive rights.

                  Section 6.10 Disclaimer of Responsibility for Certain Matters. Neither the Trustee, the Paying and Conversion Agent nor any of their agents shall at any time be under any duty or responsibility to any Holder of Notes to determine whether any facts exist which may require any adjustment of the Conversion Price, or with respect to the Officers' Certificate




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


referred to in Section 6.05 hereof, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. Neither the Trustee, the Paying and Conversion Agent nor any of their agents shall be accountable with respect to the validity or value (or the kind or amount) of any Ordinary Shares, or of any securities or property (including cash), which may at any time be issued or delivered upon the conversion of any Note; and neither the Trustee nor the Paying and Conversion Agent makes any representation with respect thereto. Neither the Trustee, the Paying and Conversion Agent nor any of their agents shall be responsible for any failure of the Issuer to issue, register the transfer of under any securities laws or otherwise or deliver any Ordinary Shares or stock certificates or other securities or property (including cash) upon the surrender of any Note for the purpose of conversion or, subject to Article VIII hereof, to comply with any of the covenants of the Issuer contained in this Article VI.

                  Section 6.11 Return of Funds Deposited for Repurchase of Converted Notes. Any funds which at any time shall have been deposited by the Issuer or on its behalf with the Trustee or any other Paying and Conversion Agent for the purpose of paying the Principal of and interest on any of the Notes and which shall not be required for such purposes because of the conversion of such Notes, as provided in this Article VI, shall promptly after such conversion be repaid to the Issuer by the Trustee or such other Paying and Conversion Agent in accordance with the Issuer's written instructions.

                  Section 6.12 Mandatory Conversion. Upon the occurrence of a Mandatory Conversion Triggering Event all Notes then outstanding shall be valued at 100% of their Principal Amount plus accrued but unpaid interest and be cancelled and convert into the right to receive Ordinary Shares based on the Conversion Price specified in the definition of "Mandatory Conversion Triggering Event."

                  Section 6.13 Interest on Conversion. Upon conversion, and subject to Sections 3.01 and 4.08, each Holder shall be entitled to receive Ordinary Shares in respect of the sum of (x) the Principal Amount of all Initial Notes so converted by such Holder and (y) the Principal Amount of all Additional Notes so converted by such Holder, plus (z) all interest accrued but unpaid since the Interest Payment Date next preceding the date of conversion.

                                  ARTICLE VII

                              DEFAULT AND REMEDIES

                  Section 7.01 Events of Default. (a) Each of the following events is an "Event of Default":

                  (i) the Issuer defaults in the payment of Principal or of premium of any Note when the same becomes due and payable, at maturity or upon redemption or mandatory repurchase or acceleration or otherwise;

                  (ii) the Issuer defaults in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;




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


                  (iii) [Intentionally not used]

                  (iv) the Issuer fails to redeem or repurchase Notes, as the case may be, for cash following a redemption notice (in respect of Notes subject to a cash redemption election) or Mandatory Repurchase Offer;

                  (v) the Issuer or any Restricted Subsidiary defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes and the default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of a majority of Notes present and voting at a meeting held in accordance with the Indenture;

                  (vi) there occurs with respect to any issue or issues of Indebtedness of the Issuer or any Restricted Subsidiary having an outstanding principal amount of Euro 5.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, the following:

                         (A) an event of default that has caused the holders
                  thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days following such acceleration; and/or

                         (B) the failure to make a principal payment at the
                  final (but not any interim) Stated Maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

                  (vii) any final judgment or order for the payment of money in excess of Euro 5.0 million in the aggregate for all such final judgments or orders against the Issuer or any Restricted Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed Euro 5.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

                  (viii)

                         (A) a court of competent jurisdiction enters a
                  Bankruptcy Order under any Bankruptcy Law that:

                                (1) is for relief against the Issuer or any
                         Restricted Subsidiary in an involuntary case or proceeding;

                                (2) appoints a Custodian of the Issuer or any
                         Restricted Subsidiary for all or substantially all of its properties; or

                                (3) orders the liquidation of the Issuer or any
                         Restricted Subsidiary, and, in each case, such order or decree remains unstayed and in effect for 60 days;

                         (B) The holder of any Indebtedness with a principal
                  amount of Euro 5.0 million or more appoints a receiver or similar official with respect to all or substantially all of the assets of the Issuer or any Restricted Subsidiary and such receiver is not removed for 120 days; and

                  (ix) the Issuer or any Restricted Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

                         (A) commences a voluntary case or proceeding;

                         (B) consents to the entry of a Bankruptcy Order for
                  relief against it in an involuntary case or proceeding;

                         (C) consents to the appointment of a Custodian of it or
                  for all or substantially all of its property;

                         (D) makes a general assignment for the benefit of its
                  creditors or files a proposal or scheme of arrangement involving the rescheduling or composition of its indebtedness;

                         (E) consents to the filing against it of a petition in
                  bankruptcy; or

                         (F) shall generally not pay its debts when such debts
                  become due or shall admit in writing its inability to pay its debts generally.

                  (b) For purposes of this Article VII and Article XI, the term "Custodian" is defined to mean any custodian, receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, sequestrator or similar official charged with maintaining possession or control over property for one or more creditors, whether under any Bankruptcy Law or otherwise. The term "Bankruptcy Order" is defined to mean any court order made in a proceeding pursuant to or within the meaning of any Bankruptcy Law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation, winding up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor's property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

                  Section 7.02 Acceleration. If an Event of Default (other than an Event of Default specified in Section 7.01(a)(viii) or (ix) that occurs with respect to the Issuer) occurs and is continuing under this Indenture, the Trustee or the Holders representing a majority in principal amount of the Notes then outstanding present at a meeting convened and held in accordance with
Article XIII, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders (the "Acceleration Notice")), may, and the Trustee at the request of such Holders shall, declare the Notes to be immediately due and payable at 100% of the outstanding Principal thereof, plus accrued and unpaid interest thereon to the date of such declaration. Upon a




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


declaration of acceleration, such Principal and accrued and unpaid interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in Section 7.01(a)(vi) has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to Section 7.01(a)(vi) shall be remedied or cured by the Issuer, and/or the relevant Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in Section 7.01(a)(viii) or (ix) above occurs with respect to the Issuer, the Notes then outstanding shall ipso facto become and be immediately due and payable at 100% of the outstanding Principal thereof plus accrued and unpaid interest to the date of such Event of Default, in each case without any declaration or other act on the part of the Trustee or any Holder.

                  The Holders representing a majority in Principal Amount of the Notes voting at a meeting in accordance with Article XIII, by written notice to the Issuer and to the Trustee may waive all past Defaults, Events of Default and their consequences and rescind and annul a declaration of acceleration and its consequences if (a) the Issuer has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes, (iii) the principal of any Notes that have become due otherwise than by such declaration or occurrence of acceleration and interest thereon at the rate prescribed therefor by such Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate prescribed therefor by such Notes, (b) all existing Events of Default, other than the non-payment of the principal of, and accrued interest on the Notes that have become due solely by such declaration or occurrence of acceleration, have been cured or waived and
(c) the rescission would not conflict with any judgment, decree or order of a court of competent jurisdiction.

                  Section 7.03 Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue, in its own name or as trustee of an express trust, any available remedy by proceeding at law or in equity to collect the payment of Principal of or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

                  The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.

                  Section 7.04 Waiver of Past Default. Subject to Sections 7.02,
7.07 and 10.02, the Holders representing a majority in principal amount of the Notes present and voting at a meeting as provided in Article XIII, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences, except a Default in the payment of principal of, or interest on any Note as specified in Section 7.01(a)(i) or (ii) in respect of a covenant or provision of this Indenture which cannot pursuant to Section 10.02 be modified or amended without the consent of the Holder of each outstanding Note affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

                  Section 7.05 Control by Majority. Subject to the provisions of
Section 8.02(f), the Holders representing a majority in principal amount of the Notes present and voting at a meeting as provided in Article XIII, may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it; provided, however, that the Trustee may refuse to follow any direction that (a) conflicts with law or this Indenture, (b) may involve the Trustee in personal liability, or (c) that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction; and provided further that the Trustee may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.

                  Section 7.06 Limitation on Suits. A Holder may not pursue any remedy with respect to this Indenture or the Notes unless:

                  (a) the Holder gives to the Trustee written notice of a continuing Event of Default;

                  (b) the Holders of at least a majority in aggregate Principal Amount of Notes present and voting at a meeting as provided in Article XIII, make a written request to the Trustee to pursue the remedy;

                  (c) if requested by the Trustee, such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense (including the reasonable fees and expenses of its counsel);

                  (d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

                  (e) during such 60-day period the Holders of a majority in aggregate principal amount of the Notes present and voting at a meeting as provided in Article XIII, do not give the Trustee a direction inconsistent with the request.

                  A Noteholder may not use this Indenture to prejudice the rights of another Noteholder or to obtain a preference or priority over such Noteholder.

                  Section 7.07 Rights of Holders to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of Principal of, and interest on, a Note or to bring suit for the enforcement of any such payment, on or after the due date for such payment expressed in the Notes, is absolute and unconditional and shall not be impaired or affected without the consent of such Holder.

                  Section 7.08 Collection Suit by Trustee. If an Event of Default specified in Section 7.01(a)(i) or (ii) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer or any other obligor on the Notes for the whole amount of Principal and accrued interest then due and payable together with interest on overdue Principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at a rate equal to that borne by the Notes, which interest shall be compounded semiannually each Interest Payment Date, and such further amount




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as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

                  Section 7.09 Trustee May File Proofs of Claim. The Trustee shall be entitled and empowered to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due the Trustee under Section 8.07) and the Noteholders allowed in any judicial proceedings relative to the Issuer or the Subsidiaries of the Issuer (or any other obligor on the Notes), its creditors or its property and shall be entitled and empowered to collect and receive any monies, securities or other property payable or deliverable upon conversion or exchange of the Notes or upon any such claims and to distribute the same, and any Custodian in any such judicial proceeding is hereby authorized by each Noteholder to make such payments to the Trustee and, in the event that the Trustee shall consent, to the making of such payments directly to the Noteholders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee under Section 8.07. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to, or accept or adopt on behalf of any Noteholder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Noteholder in any such proceeding.

                  Section 7.10 Priorities. If the Trustee collects any money pursuant to this Article VII, it shall pay out such money in the following order:

                  First:  to the Trustee for amounts due under Section 8.07;

                  Second: to Holders for amounts then due and unpaid for Principal of, and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for Principal, and interest, respectively; and

                  Third: to the Issuer or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

                  The Trustee, upon prior written notice to the Issuer, may fix a record date and payment date for any payment to Noteholders pursuant to this
Section 7.10.

                  Section 7.11 Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 7.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 7.07, or a suit by Holders constituting a quorum and voting at a meeting as provided in Article XIII.

                  Section 7.12 Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then, and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Issuer, the Trustee and the Holders shall continue as though no such proceeding had been instituted.

                  Section 7.13 Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or wrongfully taken Notes in Section 2.08, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

                  Section 7.14 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article VII or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

                                  ARTICLE VIII

                                     TRUSTEE

                  Section 8.01 Duties of Trustee.

                  (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

                  (b) Except during the continuance of an Event of Default:

                  (i) The Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

                  (ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; provided, however, that in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the




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


         Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

                  (c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct except that:

                  (i) This paragraph does not limit the effect of paragraph (b) of this Section 8.01;

                  (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

                  (iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it from the Holders of a majority in principal amount of the Notes at the time outstanding; and

                  (iv) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

                  (d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 8.01.

                  (e) The Trustee may refuse to perform any duty or exercise any right or unless it is provided adequate funds to enable it to do so and it receives indemnity satisfactory to it in its sole discretion against any loss, liability, fee or expense.

                  Section 8.02 Rights of Trustee. Except as provided in Section 8.0l:

                  (a) The Trustee may conclusively rely upon, and shall be fully protected in acting or refraining from acting upon, any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine, during normal business hours and upon reasonable advance notice, the books, records and premises of the Issuer, personally or by agent or attorney.

                  (b) Before the Trustee acts or refrains from acting with respect to any matter contemplated by this Indenture, it may require an Officer's Certificate or an Opinion of Counsel, which shall conform to the provisions of Section 14.05. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

                  (c) The Trustee may act through attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent (other than employees of the Trustee, subject to the provisions of this Article
VIII) appointed with due care.

                  (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers; provided that the Trustee's conduct does not constitute negligence or bad faith.

                  (e) The Trustee may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

                  (f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

                  (g) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, extend to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent of the Trustee employed to act hereunder.

                  (h) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any Book-Entry Interests, other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

                  Section 8.03 Individual Rights of Trustee. The Trustee in its individual capacity or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or the Issuer's Subsidiaries and Affiliates with the same rights it would have if it were not Trustee or any other Agent. Any Agent may do the same with like rights. However, the Trustee shall resign if it acquires and does not eliminate a conflicting interest as defined in TIA Sections 310(b) and 311 as if such sections were applicable to it.

                  Section 8.04 Trustee's Disclaimer. The Trustee makes no representation as to the validity or adequacy of this Indenture or the Notes; it shall not be accountable for the Issuer's use of the proceeds from the issuance of the Notes; and it shall not be responsible for any statement of the Issuer in this Indenture, including the recitals herein, which are statements of the Issuer only and are not statements of the Trustee, any offering or disclosure document or the Notes other than the Trustee's certificate of authentication.

                  Section 8.05 Notice of Defaults. If any Default or any Event of Default with respect to the Notes occurs and is continuing and is actually known by a Responsible Officer of the Trustee, the Trustee shall give notice of the Default or Event of Default within 45 days after




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


the occurrence thereof to the Holders of the Notes, unless such Default shall have been cured or waived before the mailing of such notice. Except in the case of a Default or an Event of Default in the payment of principal or interest on any Note, the Trustee may withhold the notice to the Noteholders if a committee of its Responsible Officers in good faith determines that withholding the notice is in the interest of Noteholders.

                  Subject to the provisions of Sections 8.01 and 8.02, the Trustee shall not be deemed to have knowledge of any Default, Event of Default or Mandatory Conversion Triggering Event, and shall have no duties, obligations or liability in connection therewith, except (i) a default described in Section
7.01 (a)(i) or (ii) if the Trustee is the Paying and Conversion Agent, or (ii) any Default, Event of Default or Mandatory Conversion Triggering Event of which the Trustee shall have received written notification at its Corporate Trust Office or a Responsible Officer charged with the administration of this Indenture shall have obtained actual knowledge, and such notification shall not be deemed to include receipt of information obtained in any report or other reports and documents furnished under Section 4.07 of this Indenture which reports and documents the Trustee shall have no duty to examine.

                  Section 8.06 Reports by Trustee to Holders. Within 60 days after December 31 of each year commencing with 2002 and for as long as there are Notes outstanding hereunder, the Trustee shall mail to each Holder of Definitive Registered Notes, if any, and to the Holder of the Global Note, the Trustee's brief report dated as of such date that complies with TIA ss. 313(a), as if the Trustee were subject to such section of the TIA, and only if such report would be required by TIA ss. 313(a). The Trustee also shall comply with TIA ss. 313(b) and TIA ss. 313(c) and (d). A copy of such report at the time of its mailing to Noteholders shall be filed by the Trustee with the SEC, if required, and each stock exchange, if any, on which the Notes are listed.

                  The Issuer shall promptly notify the Trustee if the Notes become listed on any stock exchange, and the Trustee shall comply with TIA ss.313(d) if required.

                  Section 8.07 Compensation and Indemnity. The Issuer shall pay to the Trustee such compensation as shall be agreed upon in writing for its services. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse the Trustee upon request for all reasonable out-of-pocket disbursements, expenses and advances (including reasonable fees and expenses of its agents and counsel) incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, out-of-pocket disbursements and expenses of the Trustee's agents and counsel.

                  The Issuer shall indemnify the Trustee and its directors, officers, employees and agents, or any predecessor Trustee for, and hold it harmless against, any loss or liability, damage, claim, advance or expense, including taxes(other than taxes based upon, measured or determined by the income of the Trustee) incurred by it (including the reasonable compensation and expenses of its agents and counsel) without negligence or bad faith on its part in connection with the acceptance or administration of this Indenture and its duties under this Indenture and the Note in its capacity as Trustee, Paying and Conversion Agent or Registrar, including the reasonable costs and expenses of investigating or defending itself against any claim or liability and of complying with any process served upon it or any of its officers in connection with the exercise or performance of any of its powers or duties under this Indenture and the Notes. The Trustee shall notify the Issuer promptly of any claim asserted against the Trustee for which it may seek indemnity. The Issuer need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee, the Paying and Conversion Agent or the Registrar through the Trustee's, the Paying and Conversion Agent's or the Registrar's, as the came may be, own willful misconduct, negligence or bad faith.

                  To secure the Issuer's payment obligations in this Section 8.07, the Trustee shall have a lien prior to the Notes on all money or property held or collected by it, in its capacity as Trustee, Paying and Conversion Agent or Registrar, except money or property held in trust to pay principal of, Premium, if any, and interest on particular Notes. Such lien shall survive the termination of this Indenture.

                  Subject to any other rights available to the Trustee under any applicable Bankruptcy Law, when the Trustee incurs expenses or renders services after an Event of Default specified in Section 7.01(a)(viii) or (ix) occurs, the parties hereto and the Noteholders, by acceptance of the Notes, hereby agree that the expenses and the compensation for the services are intended to constitute expenses of administration under any applicable Bankruptcy Law.

                  The Trustee's rights and the Issuer's obligations under this
Section 8.07 shall survive the resignation or removal of the Trustee, the redemption of the Notes and the termination of this Indenture.

                  Section 8.08 Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this
Section 8.08.

                  The Trustee may resign at any time by so notifying the Issuer in writing. The Holders of a majority in principal amount of the outstanding Notes may remove the Trustee by so notifying the Trustee in writing and may appoint a successor Trustee with the Issuer's consent, which consent shall not be unreasonably withheld. The Issuer by Board Resolution may remove the Trustee if:

                  (a) the Trustee fails to comply with Section 8.10;

                  (b) the Trustee is adjudged a bankrupt or an insolvent;

                  (c) a receiver or other public officer takes charge of the Trustee or its property; or

                  (d) the Trustee becomes incapable of acting.

                  If the Trustee resigns or is removed or if a vacancy exists in the office of the Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Issuer shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

                  A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Immediately after such delivery, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee (subject to the lien provided in Section 8.07), the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Noteholder.

                  If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of a majority in principal amount of the outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

                  If the Trustee fails to comply with Section 8.10, any Noteholder who satisfies the requirements of TIA Section 310(b) may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

                  The retiring Trustee shall not be liable for any of the acts or omissions of any successor Trustee appointed hereunder.

                  Notwithstanding replacement of the Trustee pursuant to this
Section 8.08, the obligations of the Issuer under Section 8.07 shall continue for the benefit of the retiring Trustee.

                  Section 8.09 Successor Trustee by Merger, Etc. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation or national banking association, the resulting, surviving or transferee corporation or national banking association without any further act shall be the successor Trustee provided such corporation shall be otherwise qualified and eligible under this
Article VIII.

                  Section 8.10 Eligibility; Disqualification. The Trustee, or any successor Trustee shall have a combined capital and surplus of at least U.S. $250 million as set forth in its most recent published annual report of condition. The Trustee may not be an obligor upon the Notes or an Affiliate of any such obligor.

                  Section 8.11 Money Held in Trust. The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law and except for money held in trust under Article IX of this Indenture.

                  Section 8.12 Withholding Taxes. The Paying and Conversion Agent, as agent for the Issuer, shall exclude and withhold from each payment of principal and interest and other amounts due hereunder or under the Notes any and all withholding taxes applicable thereto as required by U.S. federal, New York State, UK or Spanish law, or otherwise as directed in an Officer's Certificate of the Issuer. The Trustee agrees to act as such withholding agent and, in connection therewith, whenever any present or future taxes or similar charges are required to be withheld with respect to any amounts payable in respect of the Notes, to withhold such amounts and timely pay the same to the appropriate authority in the name of and on behalf of the Holders of the Notes, that it will file any necessary withholding tax returns or statements when due, and that, as promptly as possible after the payment thereof, it will deliver to each Holder of a Note appropriate documentation showing the payment thereof, together with such additional documentary evidence as such Holders may reasonably request from time to time.

                  Section 8.13 Co-Trustees. It is the intention of the Trustee, that this Indenture shall not cause a violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as trustee in such jurisdiction. In furtherance of the foregoing, the Trustee may appoint an additional individual or institution that meets the requirements of Section 8.10 hereof as a separate or co-trustee to act in jurisdictions other than the United States and the United Kingdom. Upon such appointment, the Trustee will notify the Holders thereof and each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest, lien, duty and obligation expressed or intended by this Indenture to be exercised by, vested in, conveyed to or imposed on the Trustee with respect thereto (including the right to reasonable compensation and reimbursement of expenses for its services under this Section) shall be exercisable by, vest in and be imposed on such separate or co-trustee but, in the case of any such remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest or lien, only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights and remedies, and only to the extent that the Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights and remedies and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them.

                  Should any instrument in writing from the Issuer be required by the separate or co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to him or it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Issuer at the expense of the Issuer; provided that, if an Event of Default shall have occurred and be continuing, if the Issuer does not execute any such instrument within fifteen (15) days after request therefor, the Trustee shall be empowered as an attorney-in-fact for the Issuer to execute any such instrument in the Issuer's name and stead. In case any separate or co-trustee or a successor to either shall die, become incapable of acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate or co-trustee.

                  No trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; provided that such co-trustee was appointed with due care.

                  The Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

                  Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article VIII. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Indenture, specifically including every provision of this Indenture relating to the conduct of, affecting the liability of, or affording protection to, the Trustee. Every such instrument shall be filed with the Trustee and sent to the Holders.

                  Any separate trustee or co-trustee may at any time constitute the Trustee, its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law or this Indenture, to do any lawful act under or in respect of this Indenture on its behalf and in its name.

                                   ARTICLE IX

                       DISCHARGE OF INDENTURE; DEFEASANCE

                  Section 9.01 Termination of Obligations. The Issuer may, at its option, terminate its obligations under the Notes and this Indenture, except those obligations referred to in the last paragraph of this Section 9.01, if

                  (a) all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Issuer has paid all sums payable by the Issuer hereunder; or

                  (b) (i) the Notes have become due and payable, mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption,
(ii) the Issuer irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the Holders for that purpose, cash or Government Obligations sufficient (in the opinion of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment of any interest thereon, to pay principal and interest, on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable by the Issuer hereunder, (iii) no Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit, (iv) such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Issuer is a party or by which the Issuer is bound, and
(v) the Issuer has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (with respect to any matters of law that are involved), in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this Indenture have been complied with.

                  With respect to the foregoing Section 9.01(a), the Issuer's obligations under Sections 8.07, 9.04 and 9.05 shall survive. With respect to the foregoing Section 9.01(b) the Issuer's obligations in Article VI and Sections 2.02, 2.03, 2.06, 2.07, 2.08, 2.13, 4.01, 4.02, 8.07, 8.08, 9.03, 9.04
and 9.05 shall survive until the Notes are no longer outstanding. Thereafter, only the Issuer's obligations in Sections 8.07, 9.04 and 9.05 shall survive. After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Issuer's obligations under the Notes and this Indenture except for those surviving obligations specified above.

                  Section 9.02 Legal Defeasance and Covenant Defeasance.

                  (a) The Issuer may, at its option by Board Resolution at any time, with respect to the Notes, elect to have either paragraph (b) or paragraph
(c) below be applied to the outstanding Notes upon compliance with the conditions set forth in paragraph (d).

                  (b) Upon the Issuer's exercise under paragraph (a) of the option applicable to this paragraph (b), the Issuer shall be deemed to have been released and discharged from its obligations with respect to the outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance"). Notwithstanding anything else in this Section 9.02, such discharge will not occur prior to the end of the six-month period specified in paragraph (d)(iii) below or, if applicable, until the end of the one-year period specified in clause (2) of paragraph (d)(x) below. For this purpose, legal defeasance means that the Issuer shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, which shall thereafter be deemed to be "outstanding" only for the purposes of paragraph (e) below and the other Sections of and matters under this Indenture referred to in (i) and
(ii) below, and to have satisfied all its other obligations under such Notes and this Indenture (and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of outstanding Notes to receive solely from the trust fund described in paragraph (d) below and as more fully set forth in such paragraph, payments in respect of the principal of, and interest on, such Notes when such payments are due, (ii) the Issuer's obligations with respect to such Notes under Article VI and Sections 2.02, 2.03, 2.06, 2.07, 2.08 and 4.02 and, with respect to the Trustee, under Sections 8.07 and 8.08, (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (iv) this Section 9.02 and Sections 9.01, 9.03, 9.04 and 9.05. Subject to compliance with this Section 9.02, the Issuer may exercise its option under this paragraph (b) notwithstanding the prior exercise of their option under paragraph (c) below with respect to the Notes.

                  (c) Upon the Issuer's exercise under paragraph (a) of the option applicable to this paragraph (c), the Issuer shall be released and discharged from its obligations under Sections 4.06 through 4.12, inclusive with respect to the outstanding Notes on and after the date the conditions set forth below are satisfied (hereinafter, "Covenant Defeasance"), and the Notes shall thereafter be deemed to be not "Outstanding" for the purpose of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to the outstanding Notes, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Sections 7.01(a)(iv) or 7.01(a)(v), but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby.

                  (d) The following shall be the conditions to application of either paragraph (b) or paragraph (c) above to the outstanding Notes:

                  (i) the Issuer shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 8.10 who shall agree to comply with the provisions of this Section 9.02 applicable to it) and conveyed all right, title and interest to the Trustee for the benefit of the Holders, under the terms of an irrevocable agreement in form and substance satisfactory to the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, (x) cash in an amount sufficient or (y) Government Obligations maturing as to principal and interest in such amounts of money and at such times as are sufficient without consideration of any reinvestment of such principal or interest, or (z) a combination thereof, sufficient, in the opinion of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge not later than one day before the due date of any such payments, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge when due, principal of and interest on the outstanding Notes on the Maturity Dates, a Redemption Date or otherwise in accordance with the terms of this Indenture and of such Notes; provided that the Trustee (or other qualifying trustee) shall have received an irrevocable written order from the Issuer instructing the Trustee (or other qualifying trustee) to apply such cash or the proceeds of such Government Obligations to said payments with respect to the Notes;

                  (ii) no Default or Event of Default or event which with notice or lapse of time or both would become a Default or an Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or at any time during the period ending on the 123rd day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

                  (iii) neither the Issuer nor any Restricted Subsidiary of the Issuer is an "insolvent person" within the meaning of any Bankruptcy Law on the date of such deposit or at any time during the period ending at the end of the sixth month after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

                  (iv) such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default or Event of Default under, this Indenture or any other agreement or instrument to which the Issuer or any of the Issuer's Significant Subsidiaries is a party or by which it is bound;

                  (v) in the case of an election under paragraph (b) above, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (A) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such deposit and legal defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

                  (vi) in the case of an election under paragraph (c) above, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States (which may be based on an Internal Revenue Service ruling) to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred;

                  (vii) the Issuer shall have delivered to the Trustee an Opinion of Counsel in England and Wales to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for England and Wales income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to England and Wales and Spanish income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (this condition may not be waived by any Holder or the Trustee);

                  (viii) the Issuer shall have delivered to the Trustee an Officer's Certificate stating that the deposit made by the Issuer pursuant to its election under paragraph (b) or (c) of this Section
         9.02 was not made by the Issuer with the intent of preferring the Holders over other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others;

                  (ix) in the case of an election under either paragraph (b) or
         (c) above, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that (A) the trust funds will not be subject to any rights of any other holders of Indebtedness of the Issuer, and (B) at the end of the sixth month following the deposit, the trust funds will not be subject to the effect of any applicable Bankruptcy Law;

                  (x) in the case of an election under either paragraph (b) or
         (c) above, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that (A) such deposit and legal defeasance or covenant defeasance, as the case may be, shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended, and (B) after the passage of 123 days following the deposit (except, with respect to any trust funds for the account of any Holder who may be deemed to be an "insider" for purposes of the U.S. Bankruptcy Code, after one year following the deposit), the trust funds will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law in a case commenced by or against the Issuer under either such statute;

                  (xi) in the case of an election under either paragraph (b) or
         (c) above, the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit, legal or covenant defeasance, as the case may be, and discharge will not cause the Notes to be delisted from any securities exchange on which they are then listed; and

                  (xii) the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (to the extent matters of law are involved), each stating that (A) all conditions precedent herein provided for relating to either the legal defeasance under paragraph (b) above or the covenant defeasance under paragraph (c) above, as the case may be, have been complied with and (B) if any other Indebtedness of the Issuer shall then be outstanding or committed, such legal defeasance or covenant defeasance will not violate the provisions of the agreements or instruments evidencing such Indebtedness.

                  (e) All cash and Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this paragraph (e), the "Trustee") pursuant to paragraph (d) above in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through the Paying and Conversion Agent, as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal and interest, but such money need not be segregated from other funds except to the extent required by law.

                  The Issuer shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to paragraph (d) above or the principal, and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

                  Anything in this Section 9.02 to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer from time to time upon the request, in writing, by the Issuer any cash or Government Obligations held by it as provided in paragraph (d) above which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent legal defeasance or covenant defeasance.

                  Section 9.03 Application of Trust Money. Subject to Section
9.04 and 9.05, the Trustee shall hold in trust cash or Government Obligations deposited with it pursuant to Sections 9.01 and 9.02, and shall apply the deposited cash and the cash from Government Obligations in accordance with the Notes and this Indenture to the payment of principal of, and interest, on the Notes.

                  Section 9.04 Repayment to the Issuer. Subject to Sections 8.07, 9.01 and 9.02, Trustee and the Paying and Conversion Agent shall promptly pay to the Issuer upon receipt by the Trustee and the Paying and Conversion Agent of an Officer's Certificate stating the amount to which the Issuer is entitled, any excess money, determined in accordance with Section 9.02(e), held by it at any time. The Trustee and the Paying and Conversion Agent shall pay to the Issuer upon receipt by the Trustee or the Paying and Conversion Agent, as the case may be, of an Officer's Certificate stating the amount to which the Issuer is entitled, any money held by it for the payment of principal or interest that remains unclaimed for two years after payment to the Holders is required; provided, however, that the Trustee and the Paying and Conversion Agent before being required to make any payment may, but need not, at the expense of the Issuer, mail by first-class mail to the Holder of any Global Note and to each Holder of a Definitive Registered Note, if any, entitled to such money at such Holder's address as set forth on the Register notice that such money remains unclaimed and that after a date specified therein, which shall be at least 30 days from the date of such mailing, any unclaimed balance of such money then remaining will be repaid to the Issuer. After payment to the Issuer, Noteholders entitled to money must look solely to the Issuer for payment as general creditors unless an applicable law designates another Person, and all liability of the Trustee or Paying and Conversion Agent with respect to such money shall thereupon cease.

                  Section 9.05 Reinstatement. If the Trustee or Paying and Conversion Agent is unable to apply any money or Government Obligations in accordance with Section 9.01 or 9.02, as the case may be, by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then and only then shall the Issuer's obligations under this Indenture and the Notes be revived and reinstated as though no deposit had been made pursuant to Section
9.01 or 9.02, as the case may be, until such time as the Trustee or Paying and Conversion Agent is permitted to apply all such cash or Government Obligations in accordance with this Indenture; provided that, if the Issuer has made any payment of principal of, or interest on, any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the cash or Government Obligations held by the Trustee or Paying and Conversion Agent.


                                   ARTICLE X

                       AMENDMENTS, SUPPLEMENTS AND WAIVERS

                  Section 10.01 Without Consent of Holders. The Issuer, when authorized by a Board Resolution, and the Trustee may amend this Indenture and the Notes, and may enter into one or more indentures supplemental hereto, in form and substance satisfactory to the Trustee, without notice to or consent of any Noteholder:

                  (a) to cure any ambiguity, defect or inconsistency, provided that such amendment or supplement does not adversely affect the rights of any Holder;

                  (b) to comply with any requirements of the SEC in connection with any qualification of this Indenture under the TIA;

                  (c) [intentionally omitted]

                  (d) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes;

                  (e) to make any change that does not adversely affect the rights of any Holder; or

                  (f) to reduce the period between the Conversion Notice Date and the Conversion Date (including reducing such period to zero).

                  Section 10.02 With Consent of Holders. Subject to Section 7.07 and the provisions of this Section 10.02, the Issuer, when authorized by a Board Resolution of its Board, and the Trustee may modify or amend this Indenture and the Notes in any respect with the consent of Holders representing a majority in principal amount of the Notes present and voting at a meeting held in accordance with Article XIII. Subject to Section 7.07 and the provisions of this Section 10.02, the Holders representing a majority in principal amount of the Notes present and voting at a meeting held in accordance with Article XIII, may waive compliance by the Issuer with any provision of this Indenture or the Notes.

                  Notwithstanding the foregoing, without the consent of Holders of two-thirds in principal amount of the Notes present and voting at a meeting held in accordance with Article XIII, a modification, amendment or waiver, including a waiver pursuant to Section 7.04, may not:

                  (a) extend the Stated Maturity of the Principal of, or any installment of interest on, any Note;

                  (b) reduce the Principal Amount of, or the rate of interest payable upon, any Note; or

                  (c) change the place or currency of payment of Principal of, or interest on, any Note;

                  (d) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity, as the case may be, of any Note.

                  It shall not be necessary for the consent of the Holders under this Section 10.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

                  Promptly after an amendment, supplement or waiver under this
Section 10.02 becomes effective, the Trustee shall give notice thereof by first-class mail, at the expense of the Issuer, to the Holders of then outstanding Notes, which notice shall set forth in general terms the substance of the amendment, supplement or waiver. Any failure of the Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment or waiver.

                  Promptly after the execution by the Issuer and the Trustee of any supplemental indenture pursuant to the provisions of this Section 10.02, the Trustee shall give notice thereof by first-class mail, at the expense of the Issuer, to the Holders of then outstanding Notes, which notice shall set forth in general terms the substance of such supplemental indenture. Any failure of the Trustee to give such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

                  Section 10.03 [Intentionally Omitted]

                  Section 10.04 Revocation and Effect of Amendments and Consents. Until an amendment or waiver becomes effective, a vote in favor of it by a Holder is a continuing consent by the Holder and every subsequent Holder of that Note or portion of that Note that evidences the same debt as the consenting Holder's Note, even if notation of the vote is not made on any Note. However, any such Holder or subsequent Holder may revoke the vote as to its Note or portion of a Note. Such revocation shall be effective only if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective. Except as provided in Section 10.02, an amendment, supplement or waiver shall become effective upon a vote of Holders representing a majority in Principal amount of the Notes present and voting at a meeting of Holders held in accordance with
Article XIII.

                  After an amendment, supplement or waiver becomes effective, it shall bind every Noteholder (and every subsequent Noteholder), unless it is of the type described in any of clauses (a) through (d) of Section 10.02, in which case it shall bind every Holder consenting thereto and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note.

                  Section 10.05 Notation on or Exchange of Notes. If an amendment, supplement or waiver changes the terms of a Note, the Trustee shall (in accordance with the specific direction of the Issuer) require the Holder of the Note to deliver it to the Trustee. The Trustee shall (in accordance with the specific direction of the Issuer) place an appropriate notation on the Note about the changed terms and return it to the Holder. Alternatively, if the Issuer or the Trustee so determines, the Issuer in exchange for the Note shall issue and the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

                  Section 10.06 Trustee to Sign and Notify Noteholders of Amendments, Etc. The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article X if the amendment, supplement or waiver does not adversely affect the rights, duties or immunities of the Trustee. The Trustee may, but shall not be obligated to, sign any amendment, supplement or waiver that affects the rights, duties or immunities of the Trustee under this Indenture or otherwise. In signing any amendment, supplement or waiver, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of any proposed amendment, supplement or waiver is authorized or permitted by this Indenture.

                  The Trustee shall, promptly after any amendment, supplement or waiver of the Indenture, notify all Noteholders of such amendment, supplement or waiver.

                                   ARTICLE XI

                             [INTENTIONALLY OMITTED]

                                  ARTICLE XII

                             [INTENTIONALLY OMITTED]

                                  ARTICLE XIII

                           MEETINGS OF HOLDERS; VOTES

                  Section 13.01 Purposes for Which Meetings May Be Called. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article XIII for any of the following purposes: (a) to give any notice to the Issuer or to the Trustee, or to give any directions to the Trustee, or to waive or to consent to the waiving of any Default or Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article VII; (b) to remove the Trustee or appoint a successor Trustee pursuant to the provisions of
Article VIII; (c) to consent to an amendment, supplement or waiver pursuant to provisions of Section 10.02; (d) to take any other action (i) authorized to be taken by or on behalf of the Holder or Holders of any specified aggregate principal amount of the Notes under any other provision of this Indenture, or authorized or permitted by law or (ii) which the Trustee deems necessary or appropriate in connection with the administration of this Indenture; provided, however, that a meeting of Holders must be called pursuant to the provisions of this Article XIII at any time and in any instance where a Business Combination which would not constitute a Mandatory Conversion Business Combination has been proposed, to vote on a redemption or a conversion of the Notes in accordance with Section 4.08.

                  Section 13.02 Manner of Calling Meetings. The Trustee may at any time call a meeting of Holders to take any action specified in Section 13.01, to be held at such time and at such place in London, England or elsewhere as the Trustee shall determine. The Trustee shall at any time the Trustee has received notice of an event requiring an action of Holders (and in any event, upon receiving notice of a proposed Business Combination which would not constitute a Mandatory Conversion Business Combination), call a meeting of Holders, to be held at such time and at such place in London, England or elsewhere as the Trustee shall determine. Notice of every meeting of Holders, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed at the Issuer's expense by the Trustee, first-class postage prepaid, to the Issuer and to the Holders at their last addresses as they shall appear on the registration books of the Registrar, not less than 15 Business Days prior to the date fixed for a meeting.

                  Any meeting of Holders shall be valid without notice if the Holders of all Notes then outstanding are present in Person or by proxy, or if notice is waived before or after the meeting by the Holders of all Notes outstanding, and if the Issuer and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

                  Section 13.03 Calling of Meetings by the Issuer or Holders. The Issuer or one or more Holders of not less than 5% in aggregate principal amount of the Notes then outstanding, may at any time call a meeting of Holders to take any action specified in Section 13.01, to be held at such time and at such place in London, England or elsewhere as the Issuer or the Holders, as the case may be, shall determine by written request setting forth in reasonable detail the action proposed to be taken at the meeting. Notice of every meeting of Holders, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed at the Issuer's expense first-class postage prepaid, to the Issuer, the Trustee and to the Holders at their last addresses as they shall appear on the registration books of the Registrar, not less than 15 Business Days prior to the date fixed for a meeting. The Issuer and the Trustee shall at all times maintain a reasonably updated list of the Holders as they appear on the registration books of the Registrar.

                  Section 13.04 Who May Attend and Vote at Meetings. To be entitled to vote at any meeting of Holders, a Person shall (a) be a Holder, or
(b) be a Person appointed by a Holder by an instrument in writing as proxy for such Holder with respect to all or a portion of the Notes held by such Holder. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Issuer, and its counsel and any Person that submits written proof satisfactory to the Issuer and the Trustee that such Person is a Participant or Indirect Participant who is or represents a beneficial owner of an interest in one or more Global Notes.

                  Section 13.05 Quorum; Action. Two or more Persons entitled to vote at any meeting of Holders shall constitute a quorum.

                  Any resolution and all matters shall be effectively passed and decided if passed or decided by Persons specified in clause (a) or (b) of
Section 13.04 representing a majority in Principal Amount of the Notes present and voting at a meeting as provided in this Article XIII, subject to Section 10.02.

                  So long as the Notes are represented by a Global Note, the Holder of such Global Note shall for the purposes of this Section 13.05 be deemed to constitute a quorum and for the purposes of this Article XIII be deemed to be holding such principal amount of the Notes (up to the Principal Amount of Notes then outstanding represented by such Global Note) as the Holder of such Global Note may specify and able to vote such amount for or against or to abstain from voting in such principal amount as the Holder may specify.

                  Section 13.06 Limits on Voting. Any Person or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that is the beneficial owner of more than 25% of the Notes then outstanding, shall have such Person's or group's voting power limited to 25% of the Notes then outstanding.

                  Section 13.07 Regulations May Be Made by Issuer; Conduct of the Meeting; Voting Rights; Adjournment. Notwithstanding any other provision of this Indenture, the Issuer may make such reasonable regulations as it may deem advisable for any action by or any meeting of Holders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, and submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think appropriate. Such regulations may fix a record date and time for determining the Holders of record of Notes entitled to vote at such meeting, in which case those and only those Persons who are Holders of Notes at the record date and time so fixed, or their proxies, shall be entitled to vote at such meeting whether or not they shall be such Holders at the time of the meeting.

                  The Holders shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Issuer or by the Holder as provided in Section 13.03, in which case the Issuer or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in principal amount of the Notes represented at the meeting and entitled to vote.

                  At any meeting each Holder or proxy shall be entitled to one vote for each Euro 1.00 principal amount of Notes held or represented by him, in whole vote increments; provided, however, that no vote shall be cast or counted at any meeting in respect of any Notes challenged as not outstanding and ruled by the chairman of the meeting to be not then outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by him or instruments in writing as aforesaid duly designating him as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 13.02 or Section 13.03 may be adjourned from time to time by vote of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and entitled to vote, and the meeting may be held as so adjourned without further notice.

                  Section 13.08 Voting at the Meeting and Record to Be Kept. The vote upon any resolution submitted to any meeting of Holders shall be by written ballots on which shall be subscribed the signatures of the Holders of Notes or of their representatives by proxy and the principal amount of the Notes voted by the ballot. The permanent chairman of the meeting shall appoint two inspectors of votes, who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to such record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts, setting forth a copy of the notice of the meeting and showing that such notice was mailed as provided in Section 13.02 or published as provided in Section 13.03. The record shall be signed and verified by the affidavits of the permanent chairman and the secretary of the meeting and one of the duplicates shall be delivered to the Issuer and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

                  Any record so signed and verified shall be conclusive evidence of the matters therein stated.

                  Section 13.09 Exercise of Rights of Trustee or Holders May Not Be Hindered or Delayed by Call of Meeting. Nothing contained in this Article XIII shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Notes except to the extent such hindrance or delay results solely from compliance with the provisions of this Article XIII.

                                  ARTICLE XIV

                                  MISCELLANEOUS

                  Section 14.01 Application of Trust Indenture Act. If and to the extent that any provision of this Indenture limits, qualifies, or conflicts with the duties that would be imposed by, or with another provision (an "Incorporated Provision") included in this Indenture by incorporation of any provisions of Sections 310 to 318, inclusive, of the TIA as if the TIA were applicable to this Indenture, such imposed duties or incorporated provision shall control.

                  Section 14.02 Notices. Any notice or communication shall be deemed given if in writing and delivered in Person or mailed by first-class mail or telecopier communication, addressed as follows, and received by the addressee:

                  (a) if to the Issuer:

                           Jazztel plc
                           c/o Jazz Telecom S.A.
                           Avenida de Europa 14
                           Parque Empresarial La Moraleja
                           28108 Alcobendas, Madrid
                           Spain
                           Telephone:  +34 91 291 7200
                           Telecopier:  +34 91 291 7299
                           Attention:  General Counsel

                  (b) if to the Trustee, the Paying and Conversion Agent or the Book-Entry Depositary:

                           The Bank of New York
                           48th Floor
                           One Canada Square
                           London
                           E14 5AL

                           Telephone:  +44 (0) 2079646337
                           Telecopier:  +44 (0) 2079646399
                           Attention:  Corporate Trust Administration

                  The Issuer, the Trustee or the Book-Entry Depositary by notice to the other may designate additional or different addresses for subsequent notices or communications.

                  Any notice or communication mailed to a Holder of a Definitive Registered Note, shall be mailed to him, first-class postage prepaid, at his address as it appears in the Register and shall be deemed given to him if so mailed within the time prescribed. Copies of any such communication or notice to a Holder shall also be mailed to the Trustee and each Agent at the same time.

                  Failure to mail a notice or communication to a Noteholder or any defect in it shall not affect its sufficiency with respect to other Noteholders. Except for a notice to the Trustee, which is deemed given only when received, and except as otherwise provided in this Indenture, if a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

                  Section 14.03 Communications by Holders with Other Holders. Noteholders may communicate pursuant to TIA ss. 312(b) with other Noteholders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and any other Person shall have the protection of TIA ss. 312(c).

                  Section 14.04 Certificate and Opinion of Counsel as to Conditions Precedent. Upon any request or application by the Issuer to the Trustee to take any action under this Indenture, the Issuer shall furnish to the Trustee (a) an Officer's Certificate stating that, in the opinion of the signer, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with, (b) an Opinion of Counsel stating that, in the opinion of counsel, all such conditions (to the extent they involve a matter of law) have been complied with and (c) where applicable, a certificate or opinion by an accountant that complies with TIA ss. 314(c).

                  Section 14.05 Statements Required in Certificate and Opinion of Counsel. Each certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

                  (a) a statement that the Person making such certificate or Opinion of Counsel has read such covenant or condition;

                  (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements contained in such certificate or Opinion of Counsel are based;

                  (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

                  (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with, and such other opinions as the Trustee may reasonably request; provided, however, that, with respect to matters of fact, an Opinion of Counsel may rely on an Officer's Certificate or certificates of public officials.

                  Section 14.06 Rules by Trustee, Paying and Conversion Agent, Registrar. The Trustee may make reasonable rules for action by or at a meeting of Holders. The Paying and Conversion Agent or Registrar may make reasonable rules for its functions.

                  Section 14.07 Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

                  Each of the parties hereto irrevocably agrees that any suit, action or proceeding arising out of or relating to this Indenture, the Notes, or brought under federal or state securities laws or brought by the Trustee or any Agent, may be instituted in any federal or state court in the State of New York, borough of Manhattan; irrevocably agrees that any suit, action or proceeding arising out of or relating to this Indenture, the Notes, or brought by the Trustee or any Agent, may be instituted in any court in England; irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding; and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. The Issuer has irrevocably appointed CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011 as its agent (the "Authorized Agent") for service of process in any suit, action or proceeding arising out of or relating to this Indenture, the Notes, or brought under federal or state securities laws or brought by the Trustee or any Agent, that may be instituted in federal or state courts in the State of New York, borough of Manhattan. The Issuer expressly consents to the jurisdiction of any such court in respect of any such action and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable unless and until replaced by an agent reasonably acceptable to the Trustee. The Issuer represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Issuer agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Issuer shall be deemed, in every respect, effective service of process upon the Issuer.

                  In addition, the Issuer irrevocably agrees that any suit, action or proceeding arising out of or relating to this Indenture, the Notes, or brought by the Trustee or any Agent, may be instituted in any court in the city of Madrid, Spain.

                  To the extent that either the Issuer has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution or otherwise) with respect to itself or its property, the Issuer hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Notes, and in respect of actions brought under U.S. federal or state securities laws, to the fullest extent permitted by law.

                  Section 14.08 Legal Holidays. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

                  Section 14.09 Governing Law. THIS INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

                  Section 14.10 No Recourse Against Others. No recourse for the payment of the principal of, or interest on, any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Issuer in this Indenture or the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of the Issuer or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

                  Section 14.11 Successors. All agreements of the Issuer in this Indenture and the Notes shall bind its successor. All agreements of the Trustee in this Indenture shall bind its successor.

                  Section 14.12 Duplicate Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

                  Section 14.13 Separability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                  Section 14.14 Table of Contents, Headings, Etc. The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, and are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

                  Section 14.15 No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret another indenture, loan or debt agreement of the Issuer or any Subsidiary of the Issuer. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

                            [Signature page follows]

                  IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.



                                        JAZZTEL PLC,
                                        as the Issuer


                                        By:  /s/ Antonio Carro
                                           --------------------------
                                           Name:  Antonio Carro
                                           Title: CEO



                                        By:  /s/ Christoph Schmid
                                           ---------------------------
                                           Name:  Christoph Schmid
                                           Title: Secretary



                                        THE BANK OF NEW YORK,
                                        as Trustee


                                        By:  /s/ Sunjeeve Patel
                                           --------------------------
                                           Name:  Sunjeeve Patel
                                           Title: AVP

                                                                       EXHIBIT A

                               FORM OF GLOBAL NOTE
                                 [FACE OF NOTE]

             THE INITIAL PRINCIPAL AMOUNT OF THIS GLOBAL NOTE MAY BE INCREASED OR DECREASED AS INDICATED IN THE SCHEDULE HERETO

                                   JAZZTEL PLC

                         12.0% CONVERTIBLE NOTE DUE 2012


                                              ISIN:
                                              _____________ No.  B-__________
Euro___________

Issue Date: __________

JAZZTEL PLC, a public company with limited liability organized in England and Wales (the "the Issuer"), for value received, promises to pay to the bearer upon surrender hereof the principal sum set forth on the attached Schedule A _____________________________ in Euro or pounds sterling (as provided in the Indenture) on October 30, 2012.

Interest Payment Dates: April 30 and October 30 commencing April 30, 2003.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually or by facsimile by its duly authorized officer.


                                       Dated ______________


                                       JAZZTEL PLC,
                                       as the Issuer


                                       By:
                                          ----------------------------------
                                          Name:
                                          Title:

                (Form of Trustee's Certificate of Authentication)

This is one of the 12.0% Convertible Notes due 2012 described in the within-mentioned Indenture.


                                       THE BANK OF NEW YORK
                                          as Trustee



                                       By:
                                          ________________________________
                                          Authorized Signatory



                                       Date:  ____________________________

                             [REVERSE SIDE OF NOTE]

                                   JAZZTEL PLC

                         12.0% CONVERTIBLE NOTE DUE 2012

                  1. Principal and Interest. The Issuer will pay the principal sum indicated on Schedule A of this Note on October 30, 2012.

The Issuer promises to pay interest on the principal sum indicated on Schedule A of this Note on each Interest Payment Date, commencing April 30, 2003, as set forth below and in the Indenture, at the rate per annum shown on the face of this Note.

Interest will be paid semi-annually in arrears to the Holder of this Note on each Interest Payment Date, commencing April 30, 2003.

Subject to Section 6.13 of the Indenture, interest on this Note will accrue from the latest date to which interest has been paid on the Notes or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Issuer shall pay interest on overdue Principal and interest on overdue installments of interest, if any, to the extent lawful, at the rate equal to that borne by the Notes. Any such interest shall be payable on demand and shall be compounded semiannually on each April 30 and October 30.

                  2. Method of Payment. The Issuer will pay interest (except defaulted interest) to the Holder on the principal amount of this Note on each April 30 and October 30.

The Issuer will pay principal, premium, if any, interest and Additional Amounts, if any, in Euro or pounds sterling as provided in the Indenture. The Issuer must pay principal, premium, if any, interest and Additional Amounts, if any, by wire transfer of immediately available funds with respect to this Global Note the Holder of which shall have provided wire transfer instructions to the Issuer or the Paying and Conversion Agent. In other situations, the Issuer may mail a check for the relevant amount to the Note Custodian except that any final payment of principal will be made only upon presentment of this Global Note to the Paying and Conversion Agent. If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

                  The Issuer may, at its option, pay accrued interest by the issuance of Additional Notes as provided in the Indenture.

                  3. Paying and Conversion Agent. The Issuer has appointed The Bank of New York, acting through its London office, to act as the Paying and Conversion Agent. The Issuer may change any Paying and Conversion Agent upon written notice thereto; provided that it will at all times maintain a Paying and Conversion Agent in the city of London, for so long as the

Notes are listed on the Spanish Stock Exchange. Neither the Issuer nor any of its Affiliates may act as Paying and Conversion Agent.

                  4. Indenture. The Issuer issued the Notes under an Indenture dated November 18, 2002 (the "Indenture") among the Issuer and the Trustee. This
Note is one of an issue of Notes of the Issuer issued, or to be issued, under the Indenture. The Indenture and the Notes are not subject to and will not be qualified under the Trust Indenture Act of 1939 (15 U.S. Code ss.ss. 77aaa-77bbbb), as amended from time to time, in reliance on an exemption thereunder. However, certain provisions of the Trust Indenture Act are incorporated by reference into the Indenture and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture shall control.

The Notes are unsecured obligations of the Issuer convertible into the Issuer's Ordinary Shares, at the option of Holders in accordance with the Indenture.

                  5. Restrictive Covenants. The Indenture contains certain covenants, including, without limitation, covenants with respect to the following matters: (i) Payment of Notes; (ii) Maintenance of Office or Agency;
(iii) Corporate Existence; (iv) Payment of Taxes and Other Claims; (v) Maintenance of Properties; Insurance; Books and Records; Compliance with Law;
(vi) Compliance Certificates; (vii) Reports; (viii) Business Combinations; (ix) Limitation on Indebtedness; (x) Limitation on Restricted Payments; (xi) Limitation on Liens; and (xii) Additional Amounts. The restrictive covenants are subject to a number of important qualifications and exceptions set forth in the Indenture. The Issuer must report to the Trustee annually on compliance with the restrictive covenants contained in the Indenture.

                  6. Optional Redemption. The Issuer may, at any time, at its option call for redemption of all (but not less than all) of the Notes then outstanding (including, without limitation, all Additional Notes), at a redemption price, paid as set forth below, equal to 101% of the Principal Amount of all of such Notes, plus accrued but unpaid interest thereon through the Redemption Date. Upon receiving the Issuer's notice of redemption, each Holder will be entitled to elect whether the redemption price due in respect of all of its Notes shall be paid in (a) cash, or (b) a number of Ordinary Shares based on the Conversion Price in existence on the Redemption Date, or (c) any combination of cash and Ordinary Shares based on the Conversion Price in existence on the Redemption Date. Where redemption is paid in cash, the Issuer may, at its option, notwithstanding anything herein to the contrary, pay the Principal Amount of such redemption in pounds sterling rather than Euro, provided that if it does so elect it shall pay an amount equal to 101.5% of Principal Amount of the Notes to which the cash payment relates with the sterling amount calculated by applying the Euro Equivalent on the date that the cash payment is due. Each Holder will be required to make the foregoing election, by completing, executing and returning to the Issuer, within ten (10) Business Days of receipt, that portion of the Issuer's Notice of Redemption which contains election instructions for each Holder with respect to its Notes. Subject to the next succeeding sentence, failure to timely return a Notice of Redemption shall be deemed an election to take cash. Notwithstanding any such election, each Holder will retain its right to convert some or all of its Notes into Ordinary Shares, by exercising its Conversion Rights up to the close of business on the Business Day preceding the Redemption Date.

                  7. Notice of Redemption. Notice of redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to the Holder of this Note as provided in the Indenture.

                  8. Repurchase upon Certain Business Combinations. If following the first public announcement by the Company of a proposed Business Combination the average Closing Price of the Ordinary Shares for the fifteen (15) Trading Days beginning on the first full Trading Day following such public announcement is less than the Conversion Price then in effect, the Issuer shall mail a notice to the Trustee, the Paying and Conversion Agents, the Registrar and each Holder stating that a Business Combination has been proposed and a meeting of Holders is being called pursuant to Section 4.08 and Article XIII of the Indenture for the purpose of voting on whether the Issuer should be required, subject to the consummation of the Business Combination, to (i) repurchase all of the Notes then outstanding, in cash at a purchase price equal to 101% of the principal amount thereof, or (ii) convert all of the Notes then outstanding into Ordinary Shares of the Issuer valuing all outstanding Notes at 101% of their principal amounts for these purposes.

A notice of such proposed Business Combination will be mailed promptly after determination of whether or not a Mandatory Vote is required to the Holder of this Note and to each Holder of Definitive Registered Notes at such Holder's address as it appears in the Register. On and after the Consummation Date, interest will cease to accrue on the Notes or portions of Notes surrendered for purchase unless the Issuer defaults in the payment of the Mandatory Repurchase Payment, Ordinary Shares or securities or other consideration to which Holders are otherwise entitled to as a result of such Business Combination.

                  9. Conversion Right. Subject to and upon compliance with the provisions of Article VI, at the option of the Holder thereof, any Note may be converted, in whole, or in part in multiples of Euro 1.00 principal amount, into fully paid and non-assessable Ordinary Shares issuable upon conversion of the Notes (the "Conversion Right"), at the Conversion Price in effect at the Conversion Date, until and including, but not after the close of business on the Stated Maturity, unless such Note or some portion thereof shall have been called for redemption or delivered for repurchase prior to the Stated Maturity and no default is made in making due provision for the payment of the redemption price or the Mandatory Repurchase Payment or Mandatory Conversion in accordance with the terms of the Indenture, in which case, with respect to each Note or portion thereof as has been so called for redemption or delivered for repurchase, such Note or portion thereof may be so converted until and including, but not after, the close of business on the Business Day prior to the Redemption Date or Consummation Date, as applicable, for such Note, unless the Issuer subsequently fails to pay the applicable redemption price or make the Mandatory Repurchase Payment or Mandatory Conversion, as the case may be. For the avoidance of doubt, Notes which have been called for redemption or delivered for repurchase and in respect of which a Conversion Right has been exercised by the aforementioned deadlines, shall be converted into Ordinary Shares as promptly as practicable following exercise of the Conversion Right, notwithstanding the waiting periods referenced in Section 6.01(b) in the Indenture.

The Issuer shall be required to honor and accommodate Conversion Notices (i) at least once every calendar month (or portion thereof, in the case of that month which contains the Issue Date) (each, an "Initial Conversion Period") in the one-year period commencing on the Issue Date, provided that Conversion Notices delivered to the Issuer on or prior to the last Business Day of each month and with respect to which the Conversion Notice Date has occurred within such Initial Conversion Period) need be honored by the end of the following month (with any Conversion Notices delivered thereafter or delivered during such Initial Conversion Period but in respect of which the Conversion Notice Date has occurred after the end of the relevant Initial Conversion Period, to be honored by the end of the immediately following month), and (ii) at least once every calendar quarter, on and after the first anniversary of the Issue Date (each, a "Subsequent Conversion Period"), provided that Conversion Notices delivered to the Issuer on or prior to the last Business Day of that calendar quarter's end and with respect to which the Conversion Notice Date has occurred on such Subsequent Conversion Period need be honored by the end of the first month of the following quarter. Notwithstanding the foregoing, the Issuer shall be required to honor and accommodate, as promptly as practicable following receipt of one or more Conversion Notices in any given Initial or Subsequent Conversion Period, received from one or more Holders, relating to 10% or more of the aggregate Principal Amount of Initial Notes originally issued, and in any event during the month following the Conversion Notice Date relating to the last of the Conversion Notices so received. To satisfy its obligations pursuant to
Section 6.01(b) of the Indenture, the Issuer shall be required to take all actions, including without limitation the preparation and filing of one or more Spanish listing prospectuses, to give effect to Conversion Notices received and to cause the listing of Ordinary Shares on the Nuevo Mercado (or if the Ordinary Shares shall not at the relevant time be quoted or listed thereon, on the principal securities exchange or interdealer quotation system on which the Ordinary Shares are then listed or quoted).

To exercise its Conversion Right, the holder of Book-Entry Interests must:

                  (i) duly complete and manually sign a Conversion Notice in the form of Exhibit D to the Indenture (a "Conversion Notice") and deliver (or cause to be delivered) such Conversion Notice to the Issuer and the Paying and Conversion Agent;

                  (ii) transfer such Book-Entry Interests to the Principal Paying and Conversion Agent by book-entry transfer for cancellation;

                  (iii) if required, furnish appropriate endorsements and transfer documents; and

                  (iv) if required but subject to Section 6.08 of the Indenture, pay any taxes and capital, stamp, issue and registration duties arising on the exercise of such Conversion Right, and all taxes, if any, arising by reference to any disposal or deemed disposal of any Ordinary Shares in connection with the exercise of such Conversion Right.

Upon the occurrence of a Mandatory Conversion Triggering Event all Notes then outstanding shall automatically convert into the right to receive Ordinary Shares as provided in Section 6.12 of the Indenture.

The above description of the Conversion Right is qualified by reference to, and is subject in its entirety by, the Indenture.

                  10. Denominations. Global Notes are in bearer form, without coupons, and must be denominated in an amount equal to Euro 1.00 of principal amount or an integral multiple thereof and collectively represent the aggregate principal amount of all the Notes issued and not yet canceled, other than Definitive Registered Notes.

                  11. Persons Deemed Owners. The bearer of this Note shall be treated as the owner of this Note for all purposes.

                  12. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee or the Paying and Conversion Agent will pay the money back to the Issuer at its request. After that, Holders entitled to the money must look to the Issuer for payment as general creditors unless an "abandoned property" law designates another Person.

                  13. Amendment, Supplement, Waiver, Etc. The Issuer and the Trustee may, without the consent of the Holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, reducing the period between the Conversion Notice Date and the Conversion Date (including reducing such period to zero), and making any change that does not adversely affect the rights of any Holder. Other amendments and modifications of the Indenture or the Notes may be made by the Issuer and the Trustee with the consent of the Holders of not less than a majority of the principal amount of the Notes present and voting at a meeting held according to the Indenture, subject to certain exceptions requiring the consent of the Holders of two-thirds of the principal amount of the Notes present and voting at a meeting held according to the Indenture.

                  14. Successor Corporation. Subject to Section 5.01(a) of the Indenture, upon any consolidation, merger or any transfer of all or substantially all of the assets of the Issuer, the surviving entity formed by such consolidation or into which the Issuer is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture with the same effect as if such surviving entity had been named as the Issuer therein, and thereafter, the predecessor company (except in the case of a lease) shall be released from all obligations and covenants under the Indenture.

                  15. Defaults and Remedies. The following events are "Events of Default" for purposes of the Indenture: (i) the Issuer defaults in the payment of principal of any Note when the same becomes due and payable, at maturity or upon acceleration, redemption or otherwise; (ii) the Issuer defaults in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (iii) [intentionally omitted]; (iv) the Issuer fails to redeem or repurchase Notes, as the case may be, for cash following a redemption notice (in respect of Notes subject to a cash redemption election) or Mandatory Repurchase Offer; (v) the Issuer or any Restricted Subsidiary defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes and the default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of a majority of Notes present and voting at a meeting held in accordance with the Indenture;

(vi) there occurs with respect to any issue or issues of Indebtedness of the Issuer or any Restricted Subsidiary having an outstanding principal amount of Euro 5.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, the following: (A) an event of default that has caused the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days following such acceleration; and/or
(B) the failure to make a principal payment at the final (but not any interim) Stated Maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (vii) any final judgment or order for the payment of money in excess of Euro 5.0 million in the aggregate for all such final judgments or orders against all such Persons shall be rendered against the Issuer or any Restricted Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed Euro 5.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; and (viii) certain events of bankruptcy, insolvency, reorganization or administration affecting the Issuer or any Restricted Subsidiary.

Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in (viii) above that occurs with respect to the Issuer) occurs and is continuing under the Indenture, the Trustee or the Holders representing a majority of Notes present at a meeting convened and held in accordance with Article XIII of the Indenture, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders (the "Acceleration Notice")), may, and the Trustee at the request of such Holders shall, declare the Notes to be immediately due and payable at 100% of the outstanding Principal thereof, plus accrued and unpaid interest thereon to the date of such declaration. Upon a declaration of acceleration, such Principal and accrued and unpaid interest shall be immediately due and payable. If an Event of Default specified in (viii) above occurs with respect to the Issuer, the Notes then outstanding shall ipso facto become and be immediately due and payable at 100% of the outstanding Principal thereof plus accrued and unpaid interest to the date of such Event of Default, in each case without any declaration or other act on the part of the Trustee or any Holder.

The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders representing a majority in principal amount of the Notes present and voting at a meeting as provided in Article XIII of the Indenture may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. The Issuer must furnish an annual compliance certificate to the Trustee.

                  16. Limits on Voting. Any Person or group that is the beneficial owner of more than 25% of the Notes then outstanding, shall have such Person's or group's voting power limited to 25% of the Notes then outstanding.

                  17. Trustee Dealings with the Issuer. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuer or its Affiliates, and may otherwise deal with the Issuer or its Affiliates, as if it were not Trustee.

                  18. No Recourse Against Others. The Trustee, (and any of its officers, directors, employees and agents), director, officer, employee, stockholder or incorporator, as such, of the Issuer shall not have any liability for any obligations of the Issuer under the Indenture or the Notes or for any claim based on, in respect of or by reason of such obligations or their creation. Each Noteholder by accepting a Note waives and releases all such liability.

                  19. Discharge Prior to Redemption or Maturity. The Issuer's obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of Euro or Government Obligations sufficient to pay when due principal of and interest on the Notes to maturity or redemption, as the case may be.

                  20. Authentication. This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Note.

The internal laws of the State of New York shall govern this Note without regard to principles of conflict of laws.

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

                  JAZZTEL PLC
                  c/o Jazz Telecom S.A.
                  Avenida de Europa 14
                  Parque Empresarial La Moraleja
                  28108 Alcobendas, Madrid
                  Spain

                  Telephone:+34 91 291 7200
                  Telecopier:+34 91 291 7299
                  Attention:  General Counsel

                                                                     SCHEDULE A

                          SCHEDULE OF PRINCIPAL AMOUNT
                     OF INDEBTEDNESS EVIDENCED BY THIS NOTE

The initial principal amount of indebtedness evidenced by this Note shall be Euro ___________. The following decreases/increases in the principal amount of indebtedness evidenced by this Note have been made:


Date of                   Decrease in            Increase in Principal   Total Principal        Notation Made by or
Decrease/Increase         Principal Amount of    Amount of               Amount of              on Behalf of the
                          Indebtedness           Indebtedness Evidenced  Indebtedness           Paying and
                          Evidenced                                      Evidenced Following    Conversion Agent or
                                                                         such                   Registrar
                                                                         Decrease/Increase
----------------------------------------------------------------------------------------------------------------------


                                                                      EXHIBIT B

                       FORM OF DEFINITIVE REGISTERED NOTE
                                 [FACE OF NOTE]

                       [Insert 144A Legend if applicable]

                                   JAZZTEL PLC

                         12.0% CONVERTIBLE NOTE DUE 2012

No.  R                                       Euro____________



Issue Date:

JAZZTEL PLC, a public company with limited liability organized in England and Wales (the "the Issuer"), for value received, promises to pay to ___________________________________, or its registered assigns, the principal sum of __________________________________ Euro (Euro_______) or pounds sterling
((pound)_______) (as provided in the Indenture) on October 30, 2012.

Interest Payment Dates: April 30 and October 30 commencing April 30, 2003.

Regular Record Dates: April 15 and October 15

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Issuer has caused this Note to be signed manually or by facsimile by its duly authorized officer.


                                         Dated _______________


                                         JAZZTEL PLC,
                                            as the Issuer



                                         By:
                                            -----------------------------
                                            Name:
                                            Title:

                (Form of Trustee's Certificate of Authentication)

This is one of the 12.0% Convertible Notes due 2012 described in the within-mentioned Indenture.


                                       THE BANK OF NEW YORK,
                                          as Trustee



                                       By:
                                          ---------------------------------
                                          Authorized Signatory



                                       Date:_______________________________

                             [REVERSE SIDE OF NOTES]
                                   JAZZTEL PLC

                         12.0% CONVERTIBLE NOTE DUE 2012

                  1. Principal and Interest. The Issuer will pay the principal of this Note on October 30, 2012.

The Issuer promises to pay interest on the principal amount of this Note on each Interest Payment Date, commencing April 30, 2003, as set forth below and in the Indenture, at the rate per annum shown on the face of this Note.

Interest will be paid semiannually in arrears (to the holders of record of the Notes at the close of business on April 15 or October 15 immediately preceding the relevant Interest Payment Date) on each Interest Payment Date, commencing April 15, 2003.

Subject to Section 6.13 of the Indenture, interest on this Note will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Issuer shall pay interest on overdue Principal and interest on overdue installments of interest, to the extent lawful, at a rate equal to that borne by the Notes. Any such interest shall be payable on demand and shall be compounded semiannually on each April 30 and October 30.

                  2. Method of Payment. The Issuer will pay interest (except defaulted interest) on the principal amount of the Notes on each April 30 and October 30 to the persons who are Holders (as reflected in the Register at the close of business on the April 15 and October 15 immediately preceding the relevant Interest Payment Date), in each case, even if the Note is canceled on registration of transfer or registration of exchange after such record date.

The Issuer will pay principal, premium, if any, interest and Additional Amounts, if any, in Euro or pounds sterling as provided in the Indenture. The Issuer must pay principal, premium, if any, interest and Additional Amounts, if any, by wire transfer of immediately available funds with respect to any Definitive Registered Note the Holder of which shall have provided wire transfer instructions to the Issuer or the Paying and Conversion Agent. In other situations, the Issuer may mail or cause to be mailed a check for the relevant amount to a Holder's registered address (as reflected in the Register) except that any final payment of principal will be made only upon presentment of this Definitive Registered Note to the Paying and Conversion Agent. If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

                  The Issuer may, at its option, pay accrued interest by the issuance of Additional Notes as provided in the Indenture.

                  3. Paying and Conversion Agent and Registrar. The Issuer has appointed The Bank of New York, acting through its London office, to act as the Paying and Conversion Agent and Registrar, and The Bank of New York to act as a Registrar. The Issuer may change any Paying and Conversion Agent or Registrar upon written notice thereto; provided that it will at all times maintain a Paying and Conversion Agent in Spain, for so long as the Notes are listed on the Spanish Stock Exchange. Neither the Issuer nor any of its Affiliates may act as Paying and Conversion Agent, or Registrar.

                  4. Indenture. The Issuer issued the Notes under an Indenture dated November 18, 2002 (the "Indenture") among the Issuer and the Trustee. This
Note is one of an issue of Notes of the Issuer issued, or to be issued, under the Indenture. The Indenture and the Notes are not subject to and will not be qualified under the Trust Indenture Act of 1939 (15 U.S. Code ss.ss. 77aaa-77bbbb), as amended from time to time, in reliance on an exemption thereunder. However, certain provisions of the Trust Indenture Act are incorporated by reference into the Indenture and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture shall control.

The Notes are unsecured obligations of the Issuer convertible into the Issuer's Ordinary Shares, at the option of Holders in accordance with the Indenture.

                  5. Restrictive Covenants. The Indenture contains certain covenants, including, without limitation, covenants with respect to the following matters: (i) Payment of Notes; (ii) Maintenance of Office or Agency;
(iii) Corporate Existence; (iv) Payment of Taxes and Other Claims; (v) Maintenance of Properties; Insurance; Books and Records; Compliance with Law;
(vi) Compliance Certificates; (vii) Reports; (viii) Business Combinations; (ix) Limitation on Indebtedness; (x) Limitation on Restricted Payments; (xi) Limitation on Liens; and (xii) Additional Amounts. The restrictive covenants are subject to a number of important qualifications and exceptions set forth in the Indenture. The Issuer must report to the Trustee annually on compliance with the restrictive covenants contained in the Indenture.

                  6. Optional Redemption. The Issuer may, at any time, at its option call for redemption of all (but not less than all) of the Notes then outstanding (including, without limitation, all Additional Notes), at a redemption price, paid as set forth below, equal to 101% of the Principal Amount of all of such Notes, plus accrued but unpaid interest thereon through the Redemption Date. Upon receiving the Issuer's notice of redemption, each Holder will be entitled to elect whether the redemption price due in respect of all of its Notes shall be paid in (a) cash, or (b) a number of Ordinary Shares based on the Conversion Price in existence on the Redemption Date, or (c) any combination of cash and Ordinary Shares based on the Conversion Price in existence on the Redemption Date. Where redemption is paid in cash, the Issuer may, at its option, notwithstanding anything herein to the contrary, pay the Principal Amount of such redemption in pounds sterling rather than Euro, provided that if it does so elect it shall pay an amount equal to 101.5% of Principal Amount of the Notes to which the cash payment relates with the sterling amount calculated by applying the Euro Equivalent on the date that the cash payment is due. Each Holder will be required to make the foregoing election, by completing, executing and returning to the Issuer, within ten (10) Business Days of receipt, that portion of the Issuer's Notice of Redemption which contains election instructions for each Holder with respect to its Notes. Subject to the next succeeding sentence, failure to timely return a Notice of Redemption shall be deemed an election to take cash. Notwithstanding any such election, each Holder will retain its right to convert some or all of its Notes into Ordinary Shares, by exercising its Conversion Rights up to the close of business on the Business Day preceding the Redemption Date.

                  7. Notice of Redemption. Notice of redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Definitive Registered Notes at such Holder's registered address as it appears in the Register.

                  8. Repurchase upon Certain Business Combinations. If following the first public announcement by the Company of a proposed Business Combination the average Closing Price of the Ordinary Shares for the fifteen (15) Trading Days beginning on the first full Trading Day following such public announcement is less than the Conversion Price then in effect, the Issuer shall mail a notice to the Trustee, the Paying and Conversion Agents, the Registrar and each Holder stating that a Business Combination has been proposed and a meeting of Holders is being called pursuant to Section 4.08 and Article XIII of the Indenture for the purpose of voting on whether the Issuer should be required, subject to the consummation of the Business Combination, to (i) repurchase all of the Notes then outstanding, in cash at a purchase price equal to 101% of the principal amount thereof, or (ii) convert all of the Notes then outstanding into Ordinary Shares of the Issuer valuing all outstanding Notes at 101% of their principal amounts for these purposes.

A notice of such proposed Business Combination will be mailed promptly after determination of whether or not a Mandatory Vote is required to the Holder of this Note and to each Holder of Definitive Registered Notes at such Holder's address as it appears in the Register. On and after the Consummation Date, interest will cease to accrue on the Notes or portions of Notes surrendered for purchase unless the Issuer defaults in the payment of the Mandatory Repurchase Payment, Ordinary Shares or securities or other consideration to which Holders are otherwise entitled to as a result of such Business Combination.

                  9. Conversion Right. Subject to and upon compliance with the provisions of Article VI, at the option of the Holder thereof, any Note may be converted, in whole, or in part in multiples of Euro 1.00 principal amount, into fully paid and non-assessable Ordinary Shares issuable upon conversion of the Notes (the "Conversion Right"), at the Conversion Price in effect at the Conversion Date, until and including, but not after the close of business on the Stated Maturity, unless such Note or some portion thereof shall have been called for redemption or delivered for repurchase prior to the Stated Maturity and no default is made in making due provision for the payment of the redemption price or the Mandatory Repurchase Payment or Mandatory Conversion in accordance with the terms of the Indenture, in which case, with respect to each Note or portion thereof as has been so called for redemption or delivered for repurchase, such Note or portion thereof may be so converted until and including, but not after, the close of business on the Business Day prior to the Redemption Date or Consummation Date, as applicable, for such Note, unless the Issuer subsequently fails to pay the applicable redemption price or make the Mandatory Repurchase Payment or Mandatory Conversion, as the case may be. For the avoidance of doubt, Notes which have been called for redemption or delivered for repurchase and in respect of which a Conversion Right has been exercised by the aforementioned deadlines, shall be converted into Ordinary Shares as promptly as practicable following exercise of the Conversion Right, notwithstanding the waiting periods referenced in Section 6.01(b) in the Indenture.

The Issuer shall be required to honor and accommodate Conversion Notices (i) at least once every calendar month (or portion thereof, in the case of that month which contains the Issue Date) (each, an "Initial Conversion Period") in the one-year period commencing on the Issue Date, provided that Conversion Notices delivered to the Issuer on or prior to the last Business Day of each month and with respect to which the Conversion Notice Date has occurred within such Initial Conversion Period) need be honored by the end of the following month (with any Conversion Notices delivered thereafter or delivered during such Initial Conversion Period but in respect of which the Conversion Notice Date has occurred after the end of the relevant Initial Conversion Period, to be honored by the end of the immediately following month), and (ii) at least once every calendar quarter, on and after the first anniversary of the Issue Date (each, a "Subsequent Conversion Period"), provided that Conversion Notices delivered to the Issuer on or prior to the last Business Day of that calendar quarter's end and with respect to which the Conversion Notice Date has occurred on such Subsequent Conversion Period need be honored by the end of the first month of the following quarter. Notwithstanding the foregoing, the Issuer shall be required to honor and accommodate, as promptly as practicable following receipt of one or more Conversion Notices in any given Initial or Subsequent Conversion Period, received from one or more Holders, relating to 10% or more of the aggregate Principal Amount of Initial Notes originally issued, and in any event during the month following the Conversion Notice Date relating to the last of the Conversion Notices so received. To satisfy its obligations pursuant to
Section 6.01(b) of the Indenture, the Issuer shall be required to take all actions, including without limitation the preparation and filing of one or more Spanish listing prospectuses, to give effect to Conversion Notices received and to cause the listing of Ordinary Shares on the Nuevo Mercado (or if the Ordinary Shares shall not at the relevant time be quoted or listed thereon, on the principal securities exchange or interdealer quotation system on which the Ordinary Shares are then listed or quoted).

To exercise its Conversion Right, the holder of Definitive Registered Notes must:

                  (i) duly complete and manually sign a Conversion Notice in the form of Exhibit D to the Indenture (a "Conversion Notice") and deliver (or cause to be delivered) such Conversion Notice to the Paying and Conversion Agent;

                  (ii) surrender the Definitive Note to the Registrar for cancellation;

                  (iii) if required, furnish appropriate endorsements and transfer documents; and

                  (iv) if required but subject to Section 6.08 of the Indenture, pay any taxes and capital, stamp, issue and registration duties arising on the exercise of such Conversion Right, and all taxes, if any, arising by reference to any disposal or deemed disposal of any Ordinary Shares in connection with the exercise of such Conversion Right.

Upon the occurrence of a Mandatory Conversion Triggering Event all Notes then outstanding shall automatically convert into the right to receive Ordinary Shares of the Issuer as provided in Section 6.12 of the Indenture.

The above description of the Conversion Right is qualified by reference to, and is subject in its entirety by, the Indenture.

                  10. Denominations. Definitive Registered Notes are in registered form, without coupons, and must be denominated in an amount equal to Euro 1.00 of principal amount or an integral multiple thereof.

                  11. Persons Deemed Owners. The Holder of this Note shall be treated as the owner of this Note for all purposes.

                  12. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee or the Paying and Conversion Agent will pay the money back to the Issuer at its request. After that, Holders entitled to the money must look to the Issuer for payment as general creditors unless "abandoned property" law designates another Person.

                  13. Amendment, Supplement, Waiver, Etc. The Issuer and the Trustee may, without the consent of the Holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, reducing the period between the Conversion Notice Date and the Conversion Date (including reducing such period to zero), and making any change that does not adversely affect the rights of any Holder. Other amendments and modifications of the Indenture or the Notes may be made by the Issuer and the Trustee with the consent of the Holders of not less than a majority of the principal amount of the Notes present and voting at a meeting held according to the Indenture, subject to certain exceptions requiring the consent of the Holders of two-thirds of the principal amount of the Notes present and voting at a meeting held according to the Indenture.

                  14. Successor Corporation. Subject to Section 5.01(a) of the Indenture, upon any consolidation, merger or any transfer of all or substantially all of the assets of the Issuer, the surviving entity formed by such consolidation or into which the Issuer is merged or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture with the same effect as if such surviving entity had been named as the Issuer therein, and thereafter, the predecessor company (except in the case of a lease) shall be released from all obligations and covenants under the Indenture.

                  15. Defaults and Remedies. The following events are "Events of Default" for purposes of the Indenture: (i) the Issuer defaults in the payment of principal of any Note when the same becomes due and payable, at maturity or upon acceleration, redemption or otherwise; (ii) the Issuer defaults in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (iii) [intentionally omitted]; (iv) the Issuer fails to redeem or repurchase Notes, as the case may be, for cash following a redemption notice (in respect of Notes subject to a cash redemption election) or Mandatory Repurchase Offer; (v) the Issuer or any Restricted Subsidiary defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes and the default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of a majority of Notes present and voting at a meeting held in accordance with the Indenture; (vi) there occurs with respect to any issue or issues of Indebtedness of the Issuer or any Restricted Subsidiary having an outstanding principal amount of Euro 5.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, the following: (A) an event of default that has caused the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days following such acceleration; and/or (B) the failure to make a principal payment at the final (but not any interim) Stated Maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (vii) any final judgment or order for the payment of money in excess of Euro 5.0 million in the aggregate for all such final judgments or orders against all such Persons shall be rendered against the Issuer or any Restricted Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed Euro
5.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; and (viii) certain events of bankruptcy, insolvency, reorganization or administration affecting the Issuer or any Restricted Subsidiary.

Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in (viii) above that occurs with respect to the Issuer) occurs and is continuing under the Indenture, the Trustee or the Holders representing a majority of Notes present at a meeting convened and held in accordance with Article XIII of the Indenture, by written notice to the Issuer (and to the Trustee if such notice is given by the Holders (the "Acceleration Notice")), may, and the Trustee at the request of such Holders shall, declare the Notes to be immediately due and payable at 100% of the outstanding Principal thereof, plus accrued and unpaid interest thereon to the date of such declaration. Upon a declaration of acceleration, such Principal and accrued and unpaid interest shall be immediately due and payable. If an Event of Default specified in (viii) above occurs with respect to the Issuer, the Notes then outstanding shall ipso facto become and be immediately due and payable at 100% of the outstanding Principal thereof plus accrued and unpaid interest to the date of such Event of Default, in each case without any declaration or other act on the part of the Trustee or any Holder.

The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders representing a majority in principal amount of the Notes present and voting at a meeting as provided in Article XIII of the Indenture may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. The Issuer must furnish an annual compliance certificate to the Trustee.

                  16. Limits on Voting. Any Person or group that is the beneficial owner of more than 25% of the Notes then outstanding, shall have such Person's or group's voting power limited to 25% of the Notes then outstanding.

                  17. Trustee Dealings with the Issuer. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuer or its Affiliates, and may otherwise deal with the Issuer or its Affiliates, as if it were not Trustee.

                  18. No Recourse Against Others. A trustee (and any of its officers, directors, employees and agents), director, officer, employee, stockholder or incorporator, as such, of the Issuer shall not have any liability for any obligations of the Issuer under the Indenture or the Notes or for any claim based on, in respect of or by reason of such obligations or their creation. Each Noteholder by accepting a Note waives and releases all such liability.

                  19. Discharge Prior to Redemption or Maturity. The Issuer's obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of Euro or Government Obligations sufficient to pay when due principal of and interest on the Notes to maturity or redemption, as the case may be.

                  20. Authentication. This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Note.

                  21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/N/A (= Uniform Gifts to Minors Act).

The internal laws of the State of New York shall govern this Note without regard to principles of conflict of laws.

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

                  JAZZTEL PLC
                  c/o Jazz Telecom S.A.
                  Avenida de Europa 14
                  Parque Empresarial La Moraleja
                  28108 Alcobendas, Madrid
                  Spain

                  Telephone:+34 91 291 7200
                  Telecopier:+34 91 291 7299
                  Attention:  General Counsel

                                                                      EXHIBIT C

                         FORM OF CERTIFICATE OF TRANSFER

The Bank of New York
48th Floor
One Canada Square
London
E14 5AL
United Kingdom
Attn:  Corporate Trust Administration

cc:      Jazztel plc
         c/o Jazz Telecom S.A.
         Avendida de Europa 14
         Parque Empresarial La Moraleja
         28108 Alcobendas, Madrid
         Spain


Re:      12.0% Convertible Notes due 2012 of Jazztel plc
         -----------------------------------------------

Reference is hereby made to the Indenture, dated as of November 18, 2002 (the "Indenture"), among Jazztel plc, as issuer (the "the Issuer"), and The Bank of New York, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________________, (the "Transferor") owns and proposes to transfer the Note(s) or interest in such Note(s) specified in Annex A hereto, in the principal amount of Euro___________ ___ (the "Transfer"), ___ to
___________________________ (the "Transferee"), as further specified in Annex A hereto.

In connection with the Transfer, the Transferor hereby certifies that:

FOR TRANSFER OF NOTE(S) OR INTEREST IN SUCH NOTE(S) IN ACCORDANCE WITH Section 2.07(c) OR 2.07(e)(i) OF THE INDENTURE, PLEASE CHECK ITEM 1 OR 2, AS APPLICABLE.

1. [ ] CHECK IF TRANSFER IS PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the offer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through a physical trading floor of an established foreign securities exchange that is located outside the United States,
         (ii) no
         directed selling efforts have been made in contravention of the requirements of Rule 903 of Regulation S under the Securities Act and
         (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

2. [ ] CHECK IF TRANSFER IS PURSUANT TO RULE 145(d)(1). (i) The Transfer is being effected pursuant to and in accordance with Rule 145(d)(1) under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and all applicable securities laws of any other jurisdiction and (ii) the restrictions on transfer contained in the Indenture and the 144A Legend are not required in order to maintain compliance with the Securities Act.

FOR TRANSFER OF NOTES(S) OR INTEREST IN SUCH NOTE(S) IN ACCORDANCE WITH SECTION 2.07(e)(ii) OF THE INDENTURE PLEASE CHECK ITEM 1 BELOW:

1. The undersigned confirms that it is not, and at no time during the last three months has the undersigned been, an Affiliate (as defined in Rule 144 under the Securities Act) of the Issuer.

FOR TRANSFER OF NOTES(S) OR INTEREST IN SUCH NOTE(S) IN ACCORDANCE WITH SECTION 2.07(f) OF THE INDENTURE, PLEASE CHECK ITEM 1, 2 OR 3, AS APPLICABLE.

1. [ ] CHECK IF TRANSFER IS PURSUANT TO RULE 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, accordingly, the Transferor hereby further certifies that the Book-Entry Interest or Definitive Registered Note is being transferred to a Person that the Transferor reasonably believes is purchasing the Book-Entry Interest or Definitive Registered Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with all applicable securities laws of any other jurisdiction. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on transfer enumerated in the 144A Legend and the Securities Act.

2. [ ] CHECK IF TRANSFER IS PURSUANT TO REGULATION S. The Transfer is being effected pursuant to and in accordance with Rule 903 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the offer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through a physical trading floor of an established foreign securities exchange that is located outside the United States,
         (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903 of Regulation S under the Securities Act and
         (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

3. [ ] CHECK IF TRANSFER IS PURSUANT TO another valid exemption from registration under the Securities Act and specify the exemption:

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.



                                       -------------------------------
                                       [Insert Name of Transferor]



                                       By:
                                          ----------------------------
                                          Name:
                                          Title:



                                       Dated:_________________________

                       ANNEX A TO CERTIFICATE OF TRANSFER

         1. The Transferor owns and proposes to transfer the following:
                            [CHECK ONE OF (a) OR (b)]

         (a) [ ] a Book-Entry Interest held through Euroclear Account No.________ in the:

         (i) [ ] Non-Affiliate Global Note (ISIN ________),

                                       or

         (ii) [ ] Affiliate Global Note (ISIN ________), or

         (b) [ ] a Definitive Registered Note,

         2. After the Transfer, the Transferee will hold:
                                   [CHECK ONE]

         (a) [ ] a Book-Entry Interest through Euroclear Account No.________ in the:

         (i) [ ] Non-Affiliate Global Note (ISIN ________),

                                       or

         (ii) [ ] Affiliate Global Note (ISIN ________); or

         (b) [ ] a Definitive Registered Note;

                                                                      EXHIBIT D

                            FORM OF CONVERSION NOTICE

The Bank of New York
48th Floor
One Canada Square
London
E14 5AL
United Kingdom
Attention: Corporate Trust Administration (Jazztel plc, 12.0% Convertible Notes
           due 2012)

cc:      Jazztel plc
         c/o Jazz Telecom S.A.
         Avendida de Europa 14
         Parque Empresarial La Moraleja
         28108 Alcobendas, Madrid
         Spain


Re:      12.0% Convertible Notes due 2012 of Jazztel plc
         -----------------------------------------------

Reference is hereby made to the Indenture, dated as of November 18, 2002 (the "Indenture"), among Jazztel plc, as issuer (the "the Issuer"), and The Bank of New York, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

The undersigned holder of Definitive Registered Notes or Book-Entry Interests in a Global Note hereby elects to convert the principal amount and accrued interests of such Notes as specified below into Ordinary Shares of the Issuer (the "Ordinary Shares") in accordance with the Indenture and the Notes.

                  1. The undersigned hereby elects to convert Euro________ principal amount of Notes (and the related accrued and unpaid interest therein) held in the form of:

                         [CHECK ONE OF (a), (b) OR (c)]

                  (a) [ ] a Book-Entry Interest in the:

                      (i) [ ] Affiliate Global Note (ISIN ________);

                      (ii) [ ] Non-Affiliate Global Note (ISIN ________);

                  (b) [ ] a Definitive Registered Note containing a Rule 144A Legend;

                          or

                  (c) [ ] a Definitive Registered Note that does not contain a 144A Legend.

                  2. Ordinary Shares issued upon conversion of (x) a Definitive Registered Note will be issued only in the name of the Holder of such Definitive Registered Note and (y) a Book Entry Interest in a Global Note will be credited only to the same account in which such Book-Entry Interest is held, unless, in the case of either the foregoing clause (x) or (y), the Company and the Transfer Agent receive proof reasonably satisfactory to them (which may include a certificate and an opinion of counsel) that such transfer is not prohibited by any applicable securities laws.

                  3. The undersigned hereby requests that EITHER:

                  [COMPLETE [A] IN THE CASE OF ORDINARY SHARES TO BE DELIVERED IN CERTIFICATED FORM AND [B] IN THE CASE OF ORDINARY SHARES TO BE DELIVERED IN BOOK-ENTRY FORM THROUGH EUROCLEAR]

                  [A] the certificates for the Ordinary Shares (together with any other securities, property or cash) or any cash or any payment required to be delivered in pursuance of this Conversion Notice be dispatched (at the undersigned's risk and expense) to the person whose name and address is given below.

Name: _________________________

Address: _________________________

                                           OR

                  [B] the Ordinary Shares to be delivered in pursuance of this Conversion Notice be credited to the Euroclear account in which the Book-Entry Interest being converted is held details of which are set out below and that any other securities property or cash or any cash or any payment required to be delivered in pursuance of this Conversion Notice be dispatched (at the undersigned's risk and expense) to the person whose name and address is given below.

Euroclear Account Number: _________________

Name: _________________________

Address: _________________________

                  4. If this Conversion Notice relates to Definitive Registered Notes, the certificates representing such Notes are attached hereto. The undersigned hereby requests that any balance of Definitive Registered Notes not the subject of this Conversion Notice be registered in the same name as the Definitive Registered Note presented for conversion, and dispatched (at the undersigned's risk and expense) to, the person whose name and address is given below.

Name: _________________________

Address: ________________________

                  5. The undersigned hereby acknowledges and agrees that:

                  If this Conversion Notice relates to Definitive Registered Notes which contain a 144A Legend, the Ordinary Shares issued upon conversion hereof will bear a share legend containing restrictions on transfer unless the undersigned certifies to the effect set forth in paragraph 6(a) below and delivers any legal opinion reasonably requested by the Issuer. The undersigned further acknowledges and agrees that (i) the Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except (1)(A) in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act, (B) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (C) to the Issuer or any subsidiary thereof and (2) in each case, in accordance with all applicable securities laws of any other jurisdiction and (ii) notwithstanding anything to the contrary in the foregoing, the Ordinary Shares may not be deposited into any unrestricted depositary facility established or maintained by a depositary bank unless and until such time as the Ordinary Shares may be sold under the Securities Act without restriction.

                  6. In connection with the foregoing:

                  (a) SHARES REGISTERED IN THE UNDERSIGNED'S NAME. The undersigned hereby certifies that the Ordinary Shares are being acquired for the undersigned's own account without transfer and, if applicable:

                  [CHECK ONLY IF APPLICABLE]

                  [ ] CHECK IF THE UNDERSIGNED IS CONVERTING AND EXCHANGING DEFINITIVE REGISTERED NOTES WITH A 144A LEGEND. The undersigned is not (and during the three months preceding the conversion will not have been) an Affiliate of the Issuer; at least two years have elapsed since the undersigned (or any previous transferor of the undersigned's Definitive Registered Notes that was not an Affiliate of the Issuer) acquired such Definitive Registered Notes from the Issuer or an Affiliate of the Issuer; the undersigned is permitted under Rule 144(k) of the Securities Act to sell all such Definitive Registered Notes without registration under the Securities Act; and the restrictions on transfer contained in the 144A Ordinary Share Legend are not required in order to maintain compliance with the Securities Act.

                  7. If the undersigned is an Affiliate of the Company the undersigned acknowledges that the Ordinary Shares issued upon conversion of its Definitive Registered Note or Book Entry Interest in a Global Note may be transferred only pursuant to an effective registration statement under the Securities Act or a valid exemption from such registration including Rule 144 or Regulation S.

This certificate and the statements contained herein are for your benefit and the benefit of the Issuer.




                                       By:
                                          -------------------------------
                                          Name:
                                          Title:



                                       Dated:  __________________________

                                                                     Schedule A

                        Schedule of Existing Indebtedness

1. Indebtedness under the Senior Bank Credit Facility in the principal amount of (euro)30,000,000 and obligations in respect of performance bonds issued by the lenders under such facility in the amount of
         (euro)24,521,294.

2. Indefeasible Rights of Use (Capitalized Leases) with Renfe, Iberdrola, Union Fenosa, FMB and Telmonde that have an aggregate liability, excluding interest, of (euro)55,700,000 provided that in the event the aggregate liability, excluding interest, under such arrangements exceeds (euro)55,700,000, the amount of such excess will be deemed to be Permitted Indebtedness so long as any excess falls within the limits of Indebtedness permitted under the definition of Permitted Indebtedness herein.

3.       Indebtedness owed to the following persons by Jazz Telecom S.A.

         Person                                      Amount (Euro in million)
         ------                                      ------------------------

         Bancaja                                                  3.8
         La Caixa                                                 1.1
         Barclays                                                 2.7
         BBVA                                                     5.8
         Credito y Caucion                                        0.7
         Sabadell                                                 0.8

4.       Indebtedness owed to the following persons by Banda26 S.A.

         Person                                      Amount (Euro in million)
         ------                                      ------------------------

         Barclays                                                 19.2
         Sabadell                                                 9.6

5.       Indebtedness owed to the following persons by Adatel

         Person                                      Amount (Euro in million)
         ------                                      ------------------------

         Mapfre                                                   0.5
         Banco Urquijo                                            0.2

6.       Indebtedness owed to the following persons by Jazztel Portugal

         Person                                      Amount (Euro in million)
         ------                                      ------------------------

         Banco Portugues do Atlantico                             1.3
         Banco Comercial Portugues                                0.1

7.       Indebtedness owed to the following persons by CCS

         Person                                      Amount (Euro in million)
         ------                                      ------------------------

         Banco Sabadell                                           1.3
         Banco Atlantico                                          0.2

         BBVA                                                     0.1
         Banco Atlantico                                          1.2
         Banco Popular                                            0.3
         Caixa Sabadell                                           0.9
         Banc Sabadell                                            2.4
         BBVA                                                     0.5
         ICF                                                      6.6
         CTDI                                                     0.2
         Minist.Ciencia y Tecnol.                                 1.0